Exhibit 99.1

March 30, 2022 Management Information Circular 2022 Annual and Special Meeting of Shareholders To be held on May 12, 2022 10:00 a.m. (MDT) Precision Drilling

WELCOME TO OUR 2022 MANAGEMENT INFORMATION CIRCULAR This document includes important information about Precision Drilling Corporation (Precision or the Company) and the business Of Our 2022 Annual and Special Meeting Of Shareholders. The summary starting on page 5 gives you an update on Our performance for the year, Our governance practices and the key elements affecting executive pay for 2021. Please take time to read the Management Information Circular (the Circular) and remember to vote. We look forward to seeing you on May 12, 2022. TABLE OF CONTENTS 1 Letter to Shareholders 3Notice of Our Annual and Special Meeting of Shareholders 4 About Precision 5 Summary of 2021 7 Five Year Overview 9 2021 Corporate Governance Highlights 10 Management Information Circular 11 A - The Annual and Special Meeting 12 Summary Of Business Items 12 Voting 16 Business of the Annual and Special Meeting 25 About the Nominated Directors 25 Director profiles 30 Expectations Of Directors 36 Corporate Director Compensation 38 B - Corporate Governance and Responsibility 39 A Message from the Chair of the Corporate Governance, Nominating and Risk Committee 40 Our Approach to Governance 41 Board Governance 47 Committee Reports 50 Corporate Responsibility 51 Environment 52 Social 54 Governance 58 C - Executive Compensation 59 A Message from the Chair Of the Human Resources and Compensation Committee 63 Compensation Discussion and Analysis 70 2021 Executive Compensation 81 CEO Compensation 88 2021 Compensation Details 97 D - Other Information 100 Appendix A - Board of Directors Charter 103 Appendix B - About DSUs

LETTER TO SHAREHOLDERS

This year’s Annual and Special Meeting of Shareholders of Precision Drilling Corporation will be held at 10:00 a.m. MDT on Thursday, May 12, 2022. Due to pandemic related travel restrictions and public health concerns, we will be holding this year’s meeting in a virtual-only format via live webcast. At the meeting, you will have the opportunity to ask questions and vote on several matters. Attending the virtual meeting provides you with the opportunity to receive an update on our 2021 performance and our strategic priorities going forward. Inside this Circular, you will find important information and instructions about how to participate at our virtual meeting.

The strategic decisions we executed during the 2020 industry collapse and in 2021 not only addressed severe near-term challenges, but also ensured the Company was well positioned to capture opportunities emerging from an industry recovery. The Precision team took action and successfully addressed pandemic-related challenges associated with employee safety, service delivery, cost management and balance sheet preservation, while never losing focus on the health of our operations and ability to respond to demand increases for our High Performance, High Value services. To this end, we have strengthened our balance sheet and expanded our AlphaTM technologies and emissions-reducing solutions, recently branded as EverGreenTM. We will focus on retaining our highly skilled field personnel and critical office staff, maintaining our Super Series equipment and enhancing our key customer relationships, resulting in an organization well-positioned for an improving market during 2022.

In 2021, global energy demand began to recover from the 2020 pandemic-related collapse with the recovery periodically delayed by resurgent virus strains throughout the year. Ultimately, the combination of increased oil and natural gas demand and the multi-year period of upstream underinvestment resulted in strengthening commodity prices in the second half of the year, providing a positive backdrop for the oilfield services sector. In Canada, industry activity surpassed pre-pandemic levels as takeaway capacity continued to improve, price differentials shrank, and the preparation for liquified natural gas (LNG) exports progressed. In the U.S., the active rig count gradually rose throughout the year as some producers looked to develop and produce existing fields while exercising stringent capital discipline and prioritizing shareholder returns. We believe our customers’ increased focus on shareholder returns is largely responsible for a breakdown in the traditional correlation between commodity prices and drilling activity, yet we believe this focus will result in a stronger and healthier energy industry over the longer term. Internationally, oilfield activity remained steady with several investment decisions deferred to 2022, providing a base of pent-up demand for oilfield services.

Precision focused on three strategic priorities in 2021: 1) expanding our digital leadership position; 2) maximizing operating leverage and strengthening our balance sheet; and 3) ensuring our growing ESG initiatives were recognized as a key competitive differentiator. Management has consistently succeeded in achieving the targets set out in our annual strategic priorities.

We succeeded in delivering on these priorities. We leveraged our high-quality, digitally-enabled Super Series fleet and lean cost structure to generate cash flow and reduce debt by $115 million, achieving approximately $665 million in debt reduction since the beginning of 2018. Furthering our AlphaTM digital strategy, Precision ended the year with 47 AlphaTM enabled Super Triple drilling rigs and increased paid AlphaAutomationTM days of 123% year-over-year. Finally, in addition to publishing our 2nd Corporate Responsibility Report and achieving several internal ESG milestones, Precision launched the EverGreenTM brand of environmental solutions and experienced strong uptake from customers in various emissions reducing and emissions tracking technologies. We invite you to read more about our Corporate Responsibility activities and priorities beginning on page 50.

The Russian invasion of Ukraine is producing a humanitarian tragedy resulting in unimaginable suffering for millions of people. As of the end of March 2022, the war continues and several countries have instituted severe economic sanctions upon Russia with the goal to reduce Russia’s capacity to participate in the global economy. These sanctions, combined with Russia’s decisions to limit exports of certain goods and commodities, and physical disruption of supply lines due to warfare, have challenged global supply chains across numerous industries. The supply chain disruptions accelerated existing price increases as economies continue to emerge from the COVID-19 pandemic, prompting worldwide inflation concerns. Although the outcome and long-term impact of the war is unknown, we recognize potential real-time and future impacts on our business. Outside of the Middle East, we do not have operations in Asia. Further, we do not operate in Russia, Ukraine or other countries in Europe. However, we are actively monitoring and taking action to reduce the impact of these disruptions on our ability to provide services to our customers.

Precision’s management and Board believe the Company is well-positioned to capitalize on the improving energy industry and opportunities for the oilfield services sector in 2022. Precision’s strategic focus on Super Series equipment, investing in our people, and commercially deploying digital and emissions reducing technologies will continue to serve as competitive differentiators as we address a more active market.

2022 Management Information Circular	1

Please Read this Circular

This Circular includes important information that will help you decide how to vote your shares.

This year we are asking you to elect eight directors to the Board for a term of one year. All of our nominees are qualified and experienced and have agreed to stand for election. You can read about each nominee beginning on page 25.

You will also have an opportunity to participate in our ‘say-on-pay’ advisory vote. We have held this advisory vote every year since 2011 as we believe it is an important way to engage our shareholders and to receive direct and regular feedback on our approach to executive compensation. Historically, we have received consistently high shareholder voter turnout and strong support. However, in 2021 our advisory vote received only 42% shareholder support, with only 52% of the shares outstanding voting. Our Board and Human Resources and Compensation Committee (HRCC) consider this result to be unacceptable and have taken actions to re-engage with shareholders and adjust our compensation plans. As a result of feedback received from shareholders, we made several changes to executive compensation in 2021. You can read more about these changes in the message from the Chair of the Human Resources and Compensation Committee beginning on page 59, and the compensation discussion and analysis section beginning on page 63.

You will also vote on the reconfirmation and continuation of our shareholder rights plan and on the approval of amendments to our Omnibus Equity Incentive Plan (Omnibus Plan).

In 2019, shareholders approved our amended and restated shareholder rights plan, that must be reconfirmed every three years to continue. You can read more about our shareholder rights plan beginning on page 18.

Our Omnibus Plan was approved by shareholders in 2017, and we are seeking shareholder approval to amend the Omnibus Plan to increase the number of common shares available for issuance by 200,000 common shares (which is 1.47% of the current outstanding shares) and make other changes described in this Circular. You can read more about the proposed amendments to the Omnibus Plan beginning on page 21.

Your Vote Is Important

Your vote is very important to us. This is your opportunity to voice your opinion and vote on matters of key importance to our Company.

No matter how many shares you own, you can vote your shares by attending the virtual meeting, using the enclosed proxy form, or voting instruction form to vote by proxy. If you have any questions about voting, please contact our proxy solicitor, TMX Investor Solutions Inc. (toll-free in North America) 1.800.761.6578 or 1.201.806.7301 (to call collect from outside North America). You may also send an email to info_tmxis@tmx.com.

In Closing

These are particularly challenging times for the world, and we appreciate the hard work and dedication of our Passionate People across the Precision organization. We have complete confidence in the value created by our adherence to Precision’s Core Values, the deployment of our Super Series rig fleet, AlphaTM technologies, EverGreenTM suite of environmental solutions, and our operational support systems.

We are extremely proud of our standing as a leading North American drilling company with global diversification, a strong liquidity position and an excellent customer base. We have an experienced management team committed to our stakeholders and dedicated to growing equity value for our shareholders. We are confident in Precision’s ability to successfully navigate through any challenges and opportunities in 2022, while continuing to strengthen our position as a leading provider of services to the oil and natural gas industry.

Please remember to vote. We thank you for your continued confidence and look forward to the virtual meeting on May 12, 2022, which will be available at https://web.lumiagm.com/275227875.

Sincerely,

/s/ Steven W. Krablin Steven W. Krablin Chair of the Board of Directors	/s/ Kevin A. Neveu Kevin A. Neveu President and Chief Executive Officer

2022 Management Information Circular	2

NOTICE OF OUR 2022 ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS

Your Vote is Important This Annual and Special Meeting is your opportunity to voice your opinion on important issues concerning the operations of our company. Shareholders are encouraged to exercise their right to vote. Voting contributes to the good governance of the Company and safeguards your investment from the possible activism or organized groups of minority shareholders who seek to exploit low polls. The attached Management Information Circular includes important information about what the 2022 Annual and Special Meeting of Shareholders will cover, how to vote, our governance practices, and executive compensation at Precision Drilling Corporation. This year, we will be holding the meeting in a virtual-only format via live audio webcast available at https://web.lumiagm.com/275227875 where registered shareholders and duly appointed proxyholders can participate, vote, or submit questions during the meeting. By order of the Board of Directors, /s/ Veronica H. Foley Veronica H. Foley Chief Legal and Compliance Officer Precision Drilling Corporation Calgary, Alberta March 30, 2022 Business Items When 1 Receive the audited consolidated financial statements and report of the auditors for the year ended December 31, 2021 May 12, 2022 Mountain Daylight Time (MDT) 2 Elect the directors 3 Appoint the auditors and authorize the directors to set the auditors' fees Where Virtual-only meeting via live audio webcast online at https://web.lumiagm.com/275227875 4. Participate in our 'say on pay' advisory vote 5 Approving a resolution, the full text of which is set forth in the Circular, approving the reconfirmation and continuation of our shareholder rights plan 6 Approving a resolution, the full text of which set forth in the Circular, 6. approving amendments to the Omnibus Equity Incentive Plan (Omnibus Plan) described in this Circular Precision 7 Other business DRILLING When May 12, 2022 10:00 a.m. Mountain Daylight Time (MDT) Where Virtual-only meeting via live audio webcast online at https://web.Iumiagm.com/275227875

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ABOUT PRECISION

Precision Drilling Corporation provides onshore drilling, completion and production services to exploration and production companies in the oil and natural gas and geothermal industries. We offer customers access to an extensive fleet of high-efficiency Super Series drilling rigs, further enhanced by our commercialized and industry-leading AlphaTM technologies. Precision has partnered with several industry leaders to develop its digital portfolio consisting of AlphaAutomationTM, AlphaAppsTM and AlphaAnalyticsTM, which delivers efficient, predictable and repeatable results through enhanced drilling performance.

From our founding as a private drilling contractor in 1951, Precision has grown to become one of the most active drillers in North America. Our High Performance, High Value competitive advantage is underpinned by four distinguishing features:

▪

a high-quality drilling rig fleet, with AC Super Triple rigs supported by our EverGreenTM suite of environmental solutions and our digital AlphaTM technologies to deliver consistent, repeatable, high-quality wellbores while improving safety performance, operational efficiency, and reducing environmental impact,

▪	size and scale of our vertically integrated operations that provide higher margins and better service capabilities,
▪	a diverse culture focused on operational excellence, which includes corporate responsibility, safety and field performance, and
▪	a capital structure that provides long-term stability, flexibility and liquidity, allowing us to take advantage of business cycle opportunities.

The summary below gives a snapshot of Precision – what we do and what we do not do.

WHAT WE DO	WHAT WE DO NOT DO

▪     Design, construct, and operate onshore drilling and well service rigs

▪     Provide rental equipment, lodging and ancillary services to customers

▪     Drill oil, natural gas, and geothermal wells at the direction of our E&P customers

▪     Prioritize health, safety, and environmental stewardship, while delivering superior services

▪     Develop rig technology focused on increasing efficiency, safety, and reducing our customers’ and our environmental footprint through our EverGreenTM suite of environmental solutions

▪     Provide industry leading training to our field staff at two drilling technical centres, one in Nisku, Alberta and one in Houston, Texas

▪     Employ approximately 3,500 people

▪     Provide a full range of health, disability, retirement, and educational assistance benefits for our employees

✘     Operate offshore drilling rigs

✘     Transport, refine, or store oil and natural gas

✘     Hydraulic fracturing

✘     Own, lease, or manage land where our rigs operate

✘     Participate in downstream operations

✘     Pump water underground, or treat and dispose of wastewater from drilling sites

✘     Produce oil and natural gas

We established the following strategic priorities for 2022:

2022 Strategic Priorities

▪Grow revenue through scaling AlphaTM technologies and EverGreenTM suite of environmental solutions across Precision’s Super Series rig fleet and further competitive differentiation through ESG initiatives.

▪Grow free cash flow by maximizing operating leverage as demand for our High Performance, High Value services continues to rebound.

▪Utilize free cash flow to continue strengthening our balance sheet while investing in our people, equipment and returning capital to shareholders.

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SUMMARY OF 2021

In 2021, the continued rise in global energy demand, sustained periods of strong commodity prices and the multi-year period of upstream underinvestment provided a promising backdrop for the oilfield services industry. In Canada, industry activity surpassed pre-pandemic levels as takeaway capacity continued to improve, price differentials shrank and the startup of LNG exports is expected in the medium term.

Oil and natural gas prices were dynamic in 2021 as the world economy continued to recover from the COVID-19 pandemic. In the U.S., WTI averaged US$67.91 per barrel, an increase of 72% from the prior year, and Henry Hub natural gas prices increased 75% to average US$3.72 per MMBtu. Precision achieved record market share levels in Canada throughout the year of approximately 33% and sustained strong market share in the U.S. of approximately 9%.

Precision’s vision is to be globally recognized as the High Performance, High Value provider of digital and environmentally optimized land drilling services. Our mission is to deliver High Performance through Passionate People supported by quality business systems, drilling technology, equipment and infrastructure designed to optimize results and reduce risks. We create High Value by operating safely and sustainably, lowering our customers’ risks and costs while improving efficiency, developing our people, and striving to generate superior financial returns for our investors.

We work toward this vision and support it by defining and measuring our results against strategic priorities. Precision has a multi-year track record of clearly defining and delivering on our strategic initiatives.Our 2021 strategic priorities and the effectiveness of our strategic initiatives are summarized below.

2021 Strategic Priorities	2021 Results
Grow revenue and market share through our digital leadership position

Revenue increased by 6% as compared with 2020 as we achieved an average market share of 33% in Canada and 9% in the U.S. We realized U.S. drilling margins (revenue less operating costs) of US$6,165 per utilization day, supported by contracted revenues and rigid cost control. Our Canadian drilling margins were $7,371 per utilization day, driven by a favorable rig mix of larger AC Super Triples. Internationally, our day rates decreased to $52,069 per utilization day due to the expiration of drilling contracts. Our Completion and Production Services segment reported Adjusted EBITDA growth of 20% to $6 million, with year-over-year service rig activity growth of 55%.

We ended the year with 47 AlphaTM rigs deployed in the North American market. In 2021, we increased our paid AlphaAutomationTM days by 123% versus the prior year. We have drilled over 2,100 wells since the roll-out of AlphaAutomationTM, including 765 wells in 2021. We had 18 AlphaAppsTM available, 16 of which were commercialized. Our paid AlphaAppsTM days in 2021 increased by more than 600% year-over-year. During 2021, we drilled 765 wells with AlphaAppsTM, resulting in over 3,900 AlphaAppsTM days during the year.

In the fourth quarter of 2020, we commercialized our AlphaAnalyticsTM offering. Over the year, we steadily increased our paid AlphaAnalyticsTM days. In 2021, our fourth quarter paid AlphaAnalyticsTM days increased 108% as compared with 2020. We negotiated a long-term supply agreement to outfit the balance of the Super Triple rig fleet with AlphaAutomationTM kits, mitigating inflationary pressures and supply chain risk.

We developed an alliance with Cathedral Energy Services Ltd. for directional drilling, enhancing directional drilling automation offerings.

Demonstrate operational leverage to generate free cash flow and reduce debt

Total debt reduction for the year was $115 million, exceeding the midpoint of our targeted range of $100 million to $125 million. This is our fourth consecutive year of achieving our stated debt reduction target and, as at December 31, 2021, we have reduced our debt levels by approximately $665 million since 2018.

We issued US$400 million of unsecured senior notes due in 2029, using the proceeds along with drawings on our Senior Credit Facility to redeem in full our 2023 and 2024 unsecured senior notes. In addition, we extended the maturity of our Senior Credit Facility to June 18, 2025. Accordingly, we successfully extended our debt maturities with our earliest maturity date in 2025.

We reported cash provided by operations of $139 million and an ending cash balance of $41 million. As at December 31, 2021, we had more than $530 million in available liquidity, providing financial flexibility to capture anticipated industry activity growth in 2022, reduce debt and repurchase common shares pursuant to our Normal Course Issuer Bid (NCIB). During the year, we repurchased and cancelled 155,168 common shares for $4 million.

We disposed of non-core and underutilized assets for proceeds of $13 million, which included divesting the directional drilling assets for an ownership stake in Cathedral Energy Services Ltd.

We re-activated and re-staffed 21 rigs in the U.S. at an average cost of less than US$200,000, among the lowest cost incurred in the industry. We negotiated a bulk drill pipe purchase to take advantage of excess industry inventories before the market rebounded, mitigating the risk of price inflation and drill pipe shortage due to supply chain challenges in 2022.

Deliver leading ESG (environmental, social and governance) performance to strengthen customer and stakeholder positioning

We released our second annual Corporate Responsibility Report during the second quarter and formed our ‘E-Team’ and ‘S-Team’, which are cross-functional teams comprised of key employees that are tasked to develop and implement certain ESG strategies and tactics.

Precision’s EverGreen™ suite of environmental solutions was launched in 2021, with development and implementation of multiple technologies aimed at reducing and quantifying greenhouse gas emissions at the wellsite.

As part of our EverGreenEnergy™ sub-product line, our Battery Energy Storage System (BESS) was tested and validated to provide significant reductions in hydrocarbon fuel use, and in turn a similar reduction in emissions and fuel cost. This successful testing resulted in customer agreements for three units scheduled for deployment in the first quarter of 2022, and several additional pending commitments expected by mid-year.

We also completed testing and field-hardening of our Integrated Power & Emissions Fuel Monitoring System, part of our EverGreenMonitoring™ sub-product line, which is capable of measuring and communicating real-time wellsite greenhouse gas (GHG) emissions. By the end of the first quarter of 2022, we expect to have eight systems deployed, providing our customers with real-time insight into the correlation between power demand, fuel consumption, and resulting GHG emissions throughout the well construction process. Capturing and analyzing this data across different rigs, well profiles, engine types and geographic areas, will meaningfully improve both Precision’s and our customers’ understanding of the variability of land drilling GHG emissions and help operate power generating equipment with optimal fuel consumption and carbon footprint efficiency.

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In this Circular, we use certain non-GAAP financial measures and ratios to assess our performance and provide important supplemental information to investors. Adjusted EBITDA, Funds Provided by (Used in) Operations, and Return on Capital Employed do not have standardized meanings as prescribed by International Financial Reporting Standards (IFRS), and therefore may not be comparable with similar measures presented by other issuers. For more information about these measures, see page 97 of this Circular or page 44 of our 2021 Annual Report on our website (www.precisiondrilling.com) and available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Share Performance

The graphs below show Precision’s daily share price and trading volumes for 2021 and through March 25, 2022 on the two exchanges on which we trade. Please see page 87 for a comparison of our total shareholder return (TSR) to the total return of the S&P/TSX Composite Index, the S&P/TSX Equal Weight Oil & Gas Index and the TSR of our 2021 PSU Performance Peer Group.

TORONTO STOCK EXCHANGE(TSX) Volume (millions) Price (CDN$) Share Price (CDN$) Volume (000’s) $80 1,000 $70 900 $60 800 $50 700 $40 600 $30 500 $20 400 300 200 100 0 January February March April May June July August September October November December   NEW YORK STOCK EXCHANGE(NYSE) Volume (millions) Price (US$) Share Price (US$) Volume (000’s) $50 1,000 $40 900  $30 800 $20 700 $10 600 500 400 300 200 100 0 January February March April May June July August September October November December

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FIVE YEAR OVERVIEW

In the previous five years, management and the Board have set strategic priorities that are aligned with current market conditions, which have had a direct impact on our short and long-term goals. Management has consistently succeeded in achieving the targets set out in these annual strategic priorities.

2021

In 2021, Precision continued to proactively respond to the COVID-19 pandemic by implementing our comprehensive safety protocols to protect the health and welfare of our people and other stakeholders. Once again, we did not suffer any material shutdowns, interruption of services or capability reductions due to the pandemic. In September, we implemented a vaccination and testing policy to ensure that our employees continue to work in a safe environment.

In June 2021, we completed a US$400 million offering of 6.875% unsecured senior notes due in 2029 (2029 Notes) in a private placement. Net proceeds (and unutilized capacity under our syndicated senior credit facility (the Senior Credit Facility)) were used to redeem all outstanding 7.75% senior notes due 2023 (2023 Notes) and 5.25% senior notes due 2024 (2024 Notes).

On June 18, 2021, we amended our Senior Credit Facility to extend the maturity to June 2025, in addition to an extension and amendment of certain covenant relief provisions from our lenders.

On July 14, 2021, we published our second annual Corporate Responsibility Report that documents our progress in ESG efforts and outlined our ESG strategies, focus areas and performance. We also announced the creation of our Environmental (E) and Social (S) Teams, both comprised of well-qualified and diverse leaders from across the organization who focus on coordinating and developing strategies, plans and technologies to reduce environmental impacts and enhance our social programs and outreach.

On July 14, 2021, we announced the brand launch of our EverGreenTM suite of environmental solutions, bolstering our commitment to reducing the environmental impact of oilfield operations. Our EverGreenTM suite of environment solutions is comprised of EverGreenMonitoringTM, EverGreenEnergyTM and EverGreenTM Fuel Cell.

On July 23, 2021, we divested our directional drilling business to Cathedral Energy Services, Ltd. (Cathedral) for $6,350,000. The transaction included the sale of operating assets and personnel from our directional drilling business (including our operations facility in Nisku, Alberta) and Precision’s investment of $3 million in Cathedral. In addition, Precision and Cathedral entered into a strategic marketing alliance to support mutual business and technology initiatives. The purchase price was satisfied through the issuance by Cathedral to Precision of 13,400,000 common shares along with warrants for an additional 2,000,000 common shares. Precision was also granted the right to nominate a member of Cathedral’s board of directors pursuant to an investor rights agreement, resulting in the appointment of Shuja Goraya, our Chief Technology Officer.

On August 27, 2021, we renewed our NCIB through the facilities of the TSX and NYSE. The NCIB allows us to buy back up to 1,317,158 shares, representing 10% of our public float, by August 26, 2022. During the year, we repurchased and cancelled 155,168 shares for approximately $4.3 million. These repurchases were funded from cash flow and accounted for approximately 1.2% of our available public float.

Our 2021 targeted debt reduction range was $100 million to $125 million. We ended 2021 with a total of $115 million of debt reduction, exceeding the low end of our targeted range by $15 million. During 2021, we redeemed and retired the outstanding amounts of our 2023 Notes and 2024 Notes using net proceeds of our 2029 Notes issuance and drawings on our Senior Credit Facility.

2020

Precision responded to the pandemic throughout 2020 by implementing comprehensive safety protocols to protect the health and welfare of our people and stakeholders from the risks of COVID-19. As a result of acting quickly and aggressively, Precision did not suffer any shutdowns, interruption of services, or any capability reductions due to the pandemic.

On April 9, 2020, we amended our Senior Credit Facility to obtain certain covenant relief from our lenders to March 2022.

On August 27, 2020, we renewed our NCIB through the facilities of the TSX and NYSE. The NCIB allowed us to buy back up to 1,199,883 million shares, representing 10% of our public float, by August 26, 2021. During 2020, we repurchased and cancelled 420,588 shares (on a post-consolidation basis) for approximately $11 million. These repurchases were funded from cash flow and account for approximately 3.5% of our available public float.

In October 2020, we published our first Corporate Responsibility Report and conducted a materiality assessment to identify material areas of focus.

On November 12, 2020, we implemented a 20:1 share consolidation which resulted in 13,459,593 shares outstanding as of December 31, 2020.

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Our 2020 targeted debt reduction range was $100 million to $150 million. During 2020, we retired the remainder of our 6.5% unsecured senior notes due 2021 (2021 Notes) with total redemptions of US$88 million. We also repurchased and cancelled US$3 million of the 2021 Notes, US$59 million of the 2023 Notes, US$44 million of 2024 Notes, and US$22 million of the 7.125% unsecured senior notes due in 2026 (2026 Notes). We ended 2020 with a total of $171 million of debt reduction, exceeding the high end of our targeted range by approximately $21 million.

2019

During the year, we divested several non-core assets, including five idle rigs in Mexico, snubbing assets and our Terra Water Treatment Systems business.

In July, our sixth rig in Kuwait commenced drilling operations.

In August, we launched our NCIB authorizing us to repurchase up to 29.2 million common shares (pre-consolidation) by August 2021. We used the NCIB to repurchase and cancel 16.5 million common shares (pre-consolidation) for $26 million.

In November, we negotiated a one-year extension of our Senior Credit Facility to November 2023.

In November, we introduced our AlphaTM technologies, including AlphaAutomationTM, AlphaAppsTM, and AlphaAnalyticsTM. We also announced full commercialization of our 34 AlphaAutomationTM systems deployed throughout North America.

In 2019, we redeemed US$75 million principal amount of the 2021 Notes, and repurchased and cancelled US$5 million of the 2023 Notes, US$43 million of the 2024 Notes, and US$30 million of the 2026 Notes.

We reduced our long-term debt by $205 million.

2018

In July, we announced the award of a new build drilling rig in Kuwait under a five-year contract with an optional one-year extension.

In November, we negotiated a one-year extension of our Senior Credit Facility to November 2022.

During the year, we redeemed US$80 million and repurchased and cancelled US$3 million principal amount of our 2021 Notes and repurchased and cancelled US$49 million of our 2024 Notes.

We reduced our long-term debt by $174 million.

2017

In January, we negotiated certain covenant relief provisions under our Senior Credit Facility and reduced the size of the facility from US$550 million to US$525 million.

In November, we closed a private offering of US$400 million of 2026 Notes to fund a tender offer (and redemption for the portion not tendered) of our existing debt and extend our maturity profile while preserving our undrawn Senior Credit Facility.

In November, we further negotiated certain covenant relief under our Senior Credit Facility, reduced the size of the facility from US$525 million to US$500 million and extended the maturity to November 2021.

We reduced our long-term debt by $52 million.

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2021 CORPORATE GOVERNANCE HIGHLIGHTS

Board Independence

7 of 8
Independent Directors

All
Independent Board Committees

Steven W. Krablin
Independent Board Chair

Board and Committee Meetings

8
Board Meetings

8
Independent Director-Only Sessions

5
Audit Committee Meetings

4
Corporate Governance, Nominating, and Risk Committee Meetings

5
Human Resources and Compensation Committee Meetings

Director Elections

Annual
Frequency of Board Elections

Majority
Voting Standards for Uncontested Elections

9
Average Board Tenure in Years

Evaluating and Improving Board Performance

YES
Board Committee Evaluations

YES
Board Orientation

Susan M. MacKenzie
HSE & Corporate Responsibility Council Member

Dr. Kevin O. Meyers
HSE & Corporate Responsibility Council Member

Aligning Director and Shareholder Interests

YES
Director Equity Grants

YES
Director Stock Ownership Guidelines

Board Independence Board and Committee Meetings Director Elections 7 of 8 Independent Directors 8 Board Meetings Annual Frequency of Board Elections All Independent Board Committees 8 Independent Director-Only Sessions Majority Voting Standards for Uncontested Elections Steven W. Krablin Independent Board Chair 5 Audit Committee Meetings 9 Average Board Tenure in Years 4 Corporate Governance, Nominating, and Risk Committee Meetings 5 Human Resources and Compensation Committee Meetings Evaluating and Improving Board Performance Susan M. Mackenzie HSE & Corporate Responsibility Council Member Aligning Director and Shareholder Interests YES Board Committee Evaluations YES Director Equity Grants YES Board Orientation Dr. Kevin O. Meyers HSE & Corporate Responsibility Council Member YES Director Stock Ownership Guidelines

2022 Management Information Circular	9

MANAGEMENT INFORMATION CIRCULAR

You have received this Management Information Circular because you owned Precision shares on March 23, 2022, the record date for the meeting, and are entitled to vote your shares at our Annual and Special Meeting on May 12, 2022 beginning at 10:00 a.m. MDT. To deal with the public health impact of COVID-19, we decided to hold this year’s meeting in a virtual-only format via live audio webcast. You can access the meeting at https://web.lumiagm.com/275227875. You will be able to attend via an online platform that will allow you to ask questions, vote and participate electronically in real time. As with a physical meeting, only registered shareholders and duly appointed proxyholders who have standing at the meeting will be able to address the meeting and ask questions during the formal conduct of business.

Management and our Board of Directors are asking for your vote (known as soliciting your proxy) and we are contacting shareholders electronically and by mail. We have retained TMX Investor Solutions Inc. (TMXIS) to act as our strategic shareholder advisor and proxy solicitation agent and we are paying them approximately $38,000 for their services.

You can vote by proxy if you are unable to vote at the virtual meeting. As in past years, we expect that the vast majority of all votes will be cast in advance of the meeting by proxy. You can attend the virtual meeting online at https://web.lumiagm.com/275227875. The live audio webcast of the meeting will be available on our website (www.precisiondrilling.com), and we will post the webcast details in advance on our website and provide them in a news release. We will also post the voting results and archive the webcast on our website after the meeting.

Our Board of Directors has approved the contents of this Circular and has authorized us to send it to each shareholder.

In this Management Information Circular:

∎  you and your mean holders of Precision’s common shares

∎  we, us, our and Precision mean Precision Drilling Corporation

∎  shares and Precision shares mean Precision’s common shares

∎  shareholder means a holder of Precision’s common shares

∎  Circular means this Management Information Circular.

All dollar amounts are in Canadian dollars, and all information is as of March 23, 2022, unless stated otherwise.

Our principal corporate and registered office is located at:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta

Canada T2P 1G1

Phone: 403.716.4500

About Your Package of Materials

This year we are again using notice-and-access for registered and beneficial holders where possible to reduce our printing and mailing costs.

We can deliver our materials for the meeting electronically if you are:

▪ a registered shareholder and consented in writing to receive the items electronically

▪ a beneficial shareholder and asked not to receive printed copies of our materials.

Your package includes either a proxy form or a voting instruction form and information about the meeting and how you can access the materials online.

We have sent you a complete package of printed materials if you are:

▪ a registered shareholder and did not consent in writing to receive the items electronically

▪ a beneficial shareholder and asked to receive printed copies (we send materials to your financial intermediary—your bank, trust company, broker or trustee—to send to you).

Turn to page 12 to read more about registered and beneficial shareholders. If you have questions, please contact TMXIS:

▪ 1.800.761.6578 (toll-free in North America)

▪ 1.201.806.7301 (collect, outside North America)

▪ info_tmxis@tmx.com

2022 Management Information Circular	10

A - THE ANNUAL AND SPECIAL MEETING

The Annual and Special Meeting of Shareholders is your opportunity to vote on the items of business, ask questions, and listen to an update on our 2021 performance and plans for the future.

This section discusses the items of business in detail and explains the voting process. It also tells you about the directors nominated for election to the Board this year.

12	Summary of Business Items

12	Voting
	12	Who Can Vote
	12	How to Vote
	13	Registered Shareholders
	14	Registering your Proxyholder to Participate at the Meeting
	14	Attending and Participating at the Meeting

16	Business of the Annual and Special Meeting

25	About the Nominated Directors
	25	Director Profiles

30	Expectations of Directors
	30	Integrity
	30	Attendance and Responsibilities
	30	Serving on Other Boards
	32	Skills and Experience
	33	Director Development and Continuing Education
	34	Director Orientation
	34	Director Share Ownership Guidelines

36	Corporate Director Compensation
	36	Approach
	36	2021 Director Compensation

2022 Management Information Circular	11

SUMMARY OF BUSINESS ITEMS

Time and Date – 10:00 a.m. MDT on May 12, 2022  Virtual Attendance – https://web.lumiagm.com/275227875

VOTING

Who Can Vote

Only holders of Precision shares as of the close of business on March 23, 2022 have the right to vote at the meeting. Each Precision share you own represents one vote.

If a Precision shareholder transferred shares to you after this date, you or your proxyholder can vote at the meeting if you can prove that you own the shares. You need to contact our registrar and transfer agent, Computershare Trust Company of Canada (Computershare), at least 10 days before the meeting to request that your name be included on the list of shareholders entitled to vote at the meeting. Computershare’s contact information is on page 13.

Precision’s authorized share capital includes an unlimited number of common shares and preferred shares, issuable in series, up to half the issued and outstanding common shares at the time the preferred shares are issued.

Quorum

We must have two persons present who hold or represent by proxy at least 25% of the shares entitled to vote at the meeting for it to proceed.

Simple Majority

We need a simple majority of votes (50% plus one vote) for an item of business to be approved at this meeting.

As of March 23, 2022, we had 13,589,695 common shares and no preferred shares outstanding.

Principal Holders of Precision Shares

Our directors and executive officers are aware of one organization that owns or controls 10% or more of our outstanding shares.

Fidelity Investments, a U.S.-based multinational financial services organization, owns, through its affiliates, 1,397,931 Precision shares, representing approximately 10.51% of our outstanding shares.

How to Vote

You can vote by proxy, or vote at the meeting by completing a ballot online during the meeting, as further described under “Attending and Participating at the Meeting.” Note that the voting process is different for registered and beneficial (non-registered) shareholders.

You are a registered shareholder if you hold Precision shares in your own name and have an actual share certificate. Your package includes a proxy form.

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You are a beneficial shareholder if your Precision shares are held in the name of a financial intermediary or nominee (your bank, trust company, broker, trustee or other financial institution). Beneficial shareholders do not have physical share certificates because their shareholdings are recorded on an electronic system.

If you are a beneficial shareholder, your nominee or financial intermediary votes your shares, but you have the right to tell them how to vote. You need to do this as soon as possible using the voting instruction form in this package.

Precision may utilize the Broadridge QuickVote™ service to assist beneficial shareholders with voting their common shares over the telephone. Alternatively, TMXIS may contact such beneficial shareholders to assist them with conveniently voting their Precision shares directly over the phone.

Follow the instructions on the next page. If you still have questions about the voting process, you can contact TMXIS:

Voting Results

Computershare is our transfer agent and registrar of Precision shares and counts and tabulates the votes for us.

We file a report of the voting results with the Canadian and U.S. securities regulators (www.sedar.com and www.sec.gov) after the meeting and also post the results on our website and issue a news release with the results.

Phone:	1.800.761.6578 (toll free in North America) 1.201.806.7301 (outside North America)
Email:	info_tmxis@tmx.com

Registered Shareholders Voting by Proxy

Voting by proxy is the easiest way to vote, and you can do it by mail, phone, or on the internet. Follow the instructions on your proxy form.

Voting by proxy means that you are giving someone else (your proxyholder) the authority to attend the meeting and vote your shares for you. You can appoint a person or a company to be your proxyholder and to act on your behalf at the meeting. The person or company you appoint does not need to be a Precision shareholder.

Kevin A. Neveu, President and Chief Executive Officer (CEO or Chief Executive Officer), or in his absence, Steven W. Krablin, Chair of the Board, will automatically serve as your proxyholder if you do not appoint someone else. They will vote your Precision shares at the meeting according to the instructions you provide on your proxy form.

If you do not specify how you want to vote your shares, they will vote:

▪  for electing each nominated director

▪  for appointing the auditors

▪  for our approach to executive compensation

▪  for reconfirmation and continuation of our shareholder rights plan

▪  for amendments to our Omnibus Plan

Beneficial Shareholders

Generally, you can send your voting instructions by mail, phone or on the internet. Each financial intermediary has its own process, so be sure to follow the instructions on your voting instruction form.

If you hold some shares as a registered shareholder and others as a beneficial shareholder, you will need to follow the instructions for each type.

Voting at the meeting

If you wish to vote at the meeting online, then you must appoint yourself as proxyholder and follow the directions provided on the voting instruction form in your package. See “Registering your Proxyholder” and “Attending and Participating at the Meeting.”

Changing Your Vote

Contact your intermediary for instructions on how to revoke or change the voting instructions you provided.

If you want to appoint someone else to be your proxyholder, cross out the names of the Precision proxyholders on your proxy form and print the name of the person you are appointing. Send the completed form to Computershare.

Make sure the person is aware they must attend the meeting online and vote your shares for you. Your proxyholder must vote for or against, or withhold your vote, according to your instructions. See “Attending and Participating at the Meeting” for details on how to vote at the meeting.

Computershare must receive your instructions by 10:00 a.m. MDT on May 10, 2022. If the meeting is postponed or adjourned, they must receive the instructions by 10:00 a.m. MDT two business days before the adjourned or postponed meeting is reconvened. The Chair of the Board has sole discretion to waive or extend the proxy cut-off time without notice.

Mail your completed proxy form to: Computershare Trust Company of Canada 100 University Avenue, 8th floor Toronto, Ontario, Canada M5J 2Y1	Vote online or by phone using the 15-digit control number on the first page of your proxy form: Internet: www.investorvote.com Phone: 1.866.732.VOTE (8683)

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Changing Your Vote

If you have already voted by proxy, you can revoke your proxy or change your vote. You can do this at any time up, until the start of the meeting. If you have followed the process for attending and voting at the meeting online, voting at the meeting online will revoke your previous proxy.

If you voted by phone or on the internet, you can submit a new vote. The new vote will revoke your earlier vote.

If you submitted your proxy form by mail, send a written notice by 10:00 a.m. MDT on May 10, 2022 to our registered office at:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta T2P 1G1

If the meeting is postponed or adjourned, we must receive your notice by 10:00 a.m. MDT two business days before the postponed or adjourned meeting is reconvened or you must vote at the postponed or adjourned meeting online. You may change your vote only in respect of items of business that have not yet been voted on.

You can also change or revoke your vote in any other way the law allows. The notice can come from you, or from your legal representative if he or she has your written authorization. If a corporation owns the shares, the notice must be under the corporate seal or from an authorized officer or representative.

Registering your Proxyholder to Participate at the Meeting

Shareholders who wish to appoint a third party proxyholder to represent them at the online meeting must submit their proxy or voting instruction form (if applicable) prior to registering your proxyholder. Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder, shareholders MUST visit www.computershare.com/Precision by 10:00 a.m. MDT on May 10, 2022 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

For U.S. beneficial shareholders, to attend and vote at the virtual meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the meeting. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

Computershare
100 University Avenue

8th Floor

Toronto, Ontario

M5J 2Y1

OR

Email at uslegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than 10:00 a.m. MT on May 10, 2022. You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the Annual and Special Meeting and vote your shares at https://web.lumiagm.com/275227875 during the meeting. Please note that you are required to register your appointment at www.computershare.com/Precision.

Attending and Participating at the Meeting

The meeting will be hosted virtually by way of a live webcast. Shareholders will not be able to attend the meeting in person. A summary of the information shareholders will need to attend the online meeting is provided below. The meeting will begin at 10:00 a.m. MT on May 12, 2022.

Shareholders and duly appointed proxyholders and guests can attend the meeting online by going to https://web.lumiagm.com/275227875.

Registered shareholders and duly appointed proxyholders can participate in the meeting (vote and submit questions) by clicking “I have a login” and entering a Username and Password before the start of the meeting.

▪	Registered shareholders - The 15-digit control number located on the form of proxy or in the email notification you received is the Username and the Password is “precision2022” (case sensitive).
▪	Duly appointed proxyholders – Computershare will provide the proxyholder with a Username after the voting deadline has passed. The Password to the meeting is “precision2022” (case sensitive).

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Voting at the meeting will only be available for registered shareholders and duly appointed proxyholders. Non-registered shareholders who have not appointed themselves may attend the meeting by clicking “I am a guest” and completing the online form.

Beneficial shareholders who have not appointed themselves as proxyholder and who do not have a 15-digit control number or Username will only be able to attend as a guest which allows them to listen to the meeting; however, they will not be able to vote or submit questions.

You will be able to participate in the meeting using an internet-connected device such as a laptop, computer, tablet or mobile phone. In order to run the meeting platform, you will need the latest version of Chrome, Safari, Edge or Firefox, that are running the most updated version of the applicable software plugins and that meet the minimum system requirements.

If you are accessing the meeting, you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting. Note that if you lose connectivity once the meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. Even if you plan to attend the meeting, you should consider voting your shares in advance so that your vote will be counted in case you later decide not to attend the meeting or in the event that you experience any technical difficulties and are unable to access the meeting and vote for any reason.

Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the meeting website may visit the website https://web.lumiagm.com/275227875 for additional information.

It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences.

In order to participate online, shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a Username.

Voting at the Meeting

A registered shareholder or a beneficial shareholder who has appointed themselves or a third-party proxyholder to represent them at the meeting, will appear on a list of shareholders prepared by Computershare, the transfer agent and registrar for the meeting. To have their shares voted at the meeting, each registered shareholder or proxyholder will be required to enter their control number or Username provided by Computershare at https://web.lumiagm.com/275227875 prior to the start of the meeting. In order to vote, non-registered shareholders who appoint themselves as a proxyholder MUST register with Computershare at www.computershare.com/Precision after submitting their voting instruction form in order to receive a Username (please see the information under the headings “Registering your Proxyholder to participate at the Meeting” for details).

If you are using a 15-digit control number to login to the online meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the meeting as a guest.

Without a Username, proxyholders will not be able to vote at the meeting.

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BUSINESS OF THE ANNUAL AND SPECIAL MEETING

1. RECEIVE THE 2021 CONSOLIDATED FINANCIAL STATEMENTS

Our audited consolidated financial statements for the year ended December 31, 2021 (2021 Consolidated Financial Statements) will be presented at the meeting. The Board has approved the 2021 Consolidated Financial Statements and no vote is required. However, you will have an opportunity to ask questions at the meeting.

We mailed our 2021 Consolidated Financial Statements to all registered shareholders and to beneficial shareholders who requested them. You can find them and the management’s discussion and analysis (MD&A) in our 2021 Annual Report on our website (www.precisiondrilling.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

2. ELECT THE DIRECTORS

You can vote on electing eight directors to our Board for a one-year term:

Michael R. Culbert William T. Donovan Brian J. Gibson	Steven W. Krablin Susan M. MacKenzie Dr. Kevin O. Meyers	Kevin A. Neveu David W. Williams

Our articles of incorporation state that we must have between one and 15 directors on our Board. The Board has decided that there will be eight directors this year. The Corporate Governance, Nominating and Risk Committee (CGNRC) believes the eight nominated directors represent an appropriate mix of skills and experience and other qualities required for serving on our Board. All the nominees currently serve on the Board and you can read about each of them in the director profiles beginning on page 25.

You can vote for all the nominated directors, vote for some and withhold votes for others, or withhold votes for all of them. If you are voting by proxy and do not appoint someone to serve as your proxyholder, the Precision representatives named in the proxy form will vote your shares for electing each nominated director unless you provided different instructions.

All the nominees meet the Board’s independence criteria except for Mr. Neveu because of his role as our President and Chief Executive Officer.

Each director will serve until the end of the next annual general meeting, unless he or she resigns, and a successor is elected or appointed. If a nominee withdraws his or her name, you or your proxyholder can vote for another nominated director.

Our policy on majority voting

A director who receives more withhold than for votes must offer to resign after the meeting. The Corporate Governance, Nominating and Risk Committee will review the matter and recommend to the Board to accept or reject the resignation based on the best interests of Precision and any other factors it considers relevant. The Board will accept the director’s resignation unless there are exceptional circumstances. The impacted director will not participate in any Board or committee deliberations on the matter.

The Board will decide whether to accept a resignation within 90 days of the meeting. If the Board accepts the resignation, it may appoint a new director to fill the seat.

This policy only applies to uncontested elections where the number of nominated directors equals the number of directors to be elected at the meeting. A withhold vote is effectively the same as a vote against a director in an uncontested election.

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3. APPOINT THE AUDITORS AND AUTHORIZE THE DIRECTORS TO SET THE AUDITORS’ FEE

You can vote on reappointing the auditors and authorizing the Board to set their fees.

The Board recommends that KPMG LLP, Chartered Professional Accountants (KPMG), be appointed as our auditors until the next annual general meeting. Representatives of KPMG will be at the meeting to answer any questions. KPMG has been our auditors for more than five years, and we believe their re-appointment is in the best interests of Precision and our shareholders.

Auditor Independence

The independence of the auditors is essential to maintaining the integrity of our financial statements. We comply with Canadian securities laws relating to the independence of external auditors, services they can perform, and fee disclosure. We also comply with the provisions of the United States (U.S.) Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) and the accounting and corporate governance rules adopted by the U.S. Securities and Exchange Commission (SEC) that set out services that cannot be provided by external auditors.

The Audit Committee recommends the terms of engagement and the auditors’ fees to the Board for approval and pre-approves any permitted non-audit services. Management collaborates with the external auditors every year to develop a list of proposed services for the Audit Committee’s review and pre-approval. The Audit Committee ensures auditor independence by prohibiting the external auditors from providing certain services; however, it believes the auditors are best equipped to handle certain other non-audit services in permitted categories, such as tax advisory and compliance services.

Audit Committee

You can find more information about the Audit Committee’s policies and procedures in our annual information form for the year ended December 31, 2021. It is available on our website (www.precisiondrilling.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The table below shows the fees billed to us and our affiliates for professional services provided by KPMG in the last two fiscal years.

Year Ended December 31	2020	2021
Audit fees	$1,123,000	$ 1,049,861
for professional audit services
Audit-related fees	$—	$—
for assurance and other services that relate to the performance of the audit or review of our financial statements and are not reported as audit fees
Tax fees	$306,000	$315,658
for tax advisory services, including assistance with preparing Canadian federal and provincial income tax returns, and international tax advisory services
All other fees	$—	$14,038
for products and services other than those disclosed above
Total	$1,429,000	$1,379,557

4. PARTICIPATE IN OUR ‘SAY-ON-PAY’ ADVISORY VOTE

At Precision, our compensation programs are comprised of base salary, and targeted short and long-term incentives. In the design of our programs, we aim to achieve the following:

▪Align with shareholder interests

▪Provide market competitive “targeted” compensation levels with a comparator peer group

▪Provide a direct link between executive pay and share price, financial and operational performance, and

▪Support our business strategies.

You can vote on our approach to executive compensation. The Board has held a ‘say on pay’ vote every year since 2011 when it adopted the policy to hold an annual advisory vote on executive compensation.

At the meeting, you will have the opportunity to vote for or against our approach to executive compensation through the following resolution:

Please take time to read about our executive compensation program, which starts on page 58. The compensation discussion and analysis explains our approach, how executive compensation aligns with shareholder interests and the Board’s decisions about executive pay for 2021.

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“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the Shareholders accept the approach to executive compensation disclosed in Precision’s Management Information Circular delivered in advance of the 2022 Annual and Special Meeting of Shareholders.”

While this is an advisory vote and the results are not binding on the Board, the vote is an important part of our ongoing engagement with shareholders about executive compensation and governance matters.

The Board will take the voting results and other feedback into account when considering its approach to executive compensation in the future. If a significant number of shareholders oppose the resolution, members of the Board will meet with shareholders to understand their concerns and review our approach to compensation in the context of these concerns.

We have typically received strong support from our shareholders, with an average vote of 88% in favour of our approach to executive compensation over the past ten years. In 2021, we received 42% in favour of our approach to executive compensation, which is deemed unacceptable by the Board and the Human Resources and Compensation Committee. As a response, the Board conducted extensive shareholder outreach following the vote and modified our executive compensation programs, as detailed in our Compensation Discussion and Analysis beginning on page 63. The Board and the Human Resources and Compensation Committee continue to monitor developments in executive compensation to ensure that our compensation practices and decisions and compensation risk oversight are appropriate.

Please take time to read about our executive compensation program, which starts on page 58. The Compensation Discussion and Analysis explains our approach, how executive compensation aligns with shareholder interests, the different program components and the Board’s decisions about executive pay for 2021.

5. APPROVE THE RECONFIRMATION AND CONTINUATION OF OUR SHAREHOLDER RIGHTS PLAN

You will be asked to approve the reconfirmation and continuation of our amended and restated shareholder rights plan agreement dated as of May 3, 2019 (the shareholder rights plan), between Precision and Computershare (the Rights Agent) as described more fully below. The shareholder rights plan must be reconfirmed every three years to continue.

For our shareholder rights plan to be reconfirmed and continue in effect after the meeting, we must receive an affirmative vote of a majority of the votes cast by Precision shareholders voting as a group, and the Precision shareholders who qualify as independent shareholders under our shareholder rights plan voting as a group. “Independent Shareholders” is defined in our shareholder rights plan and is, in effect, all holders of our shares, excluding any person who owns 20% or more of our shares, any person who has announced an intention to make or who is making a take-over bid, affiliates, associates and persons acting jointly or in concert with the excluded persons, or under any employee benefit plan, deferred profit sharing plan, stock participation plan and any similar plan for the benefit of our employees, unless the beneficiaries of the plan direct the manner in which their shares are to be voted or direct whether the shares are to be tendered to a take-over bid. We are not currently aware of any Precision shareholders who would not qualify as Independent Shareholders under our shareholder rights plan and accordingly the resolution will require the affirmative vote of a majority of the votes cast by Precision shareholders.

We are not proposing the reconfirmation and continuation of our shareholder rights plan in response to, or in anticipation of, a pending, threatened or proposed acquisition or take-over bid. It is also not intended as a means to prevent a take-over of Precision, secure our management team or the Board, or deter fair offers for Precision shares.

Purpose of our Shareholder Rights Plan

Notwithstanding the 2016 amendments to the Canadian take-over bid regime, which, among other changes, lengthened the minimum bid period for a take-over bid to 105 days (or such shorter period as permitted by appliable law) and introduced a minimum tender requirement for take-over bids of more than 50% of the outstanding securities held by disinterested securityholders, there continues to be a role for rights plans in preventing unequal treatment of shareholders. Some concerns include:

▪

protecting against “creeping bids” (the accumulation of more than 20% of the common shares through purchases exempt from the take-over bid regime, such as (i) purchases from a small group of shareholders under private agreements at a premium to the market price not available to all shareholders, (ii) acquiring control through the slow accumulation of shares over a stock exchange without paying a control premium, or (iii) through other transactions

2022 Management Information Circular	18

outside of Canada that may not be formally subject to the take-over bid regime), and requiring the bid to be made to all shareholders; and
▪

preventing a potential acquirer from entering into lock-up agreements with existing shareholders prior to launching a take-over bid, except for permitted lock-up agreements as specified in our shareholder rights plan.

The primary objectives of our shareholder rights plan are to ensure, to the extent possible, that all holders of our shares are treated equally if there is a take-over bid for our shares. Our shareholder rights plan addresses the issues relating to lock-ups and creeping bids described above and encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in our shareholder rights plan and described below), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness (including that the bid must remain open for acceptance for at least 105 days), or with the concurrence of our Board.

Summary of our Shareholder Rights Plan

The following is a summary of our shareholder rights plan. For greater certainty, the shareholder rights plan agreement will govern in the event of any conflict between the provisions of the agreement and this summary. The shareholder rights plan is available under our company profile on SEDAR (www.sedar.com) as a filing made on May 7, 2019, or you can ask for a copy by contacting our Corporate Secretary.

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta, Canada T2P 1G1

Attention: Corporate Secretary

Email: corporatesecretary@precisiondrilling.com

Telephone: 403.716.4500

Fax: 403.264.0251

Term and Expiration

Our shareholder rights plan expires at the Expiration Time, which is defined as the earliest of: (i) the date on which Rights (as defined below) are redeemed (the Termination Time), and (ii) the termination of the annual meeting of Precision shareholders in the year 2022 or, if the continued existence of our shareholder rights plan agreement is ratified at the annual meeting by resolution passed by a majority of votes cast by holders of Precision shares voting as a group and Independent Shareholders voting as a group, thereafter at the termination of every third annual meeting (unless continued existence of our shareholder rights plan agreement is ratified at such annual meeting by resolution passed by a majority of votes cast by holders of Precision shares voting as a group and Independent Shareholders voting as a group).

Issue of Rights

One right (a Right) was issued by Precision for each Precision share that was outstanding at the close of business June 1, 2010, the effective date of our shareholder rights plan (the Effective Date), and for each additional Precision share that has been issued since then. One Right will be issued for each additional Precision share issued following the continuation of our shareholders rights plan and prior to the earlier of the Separation Time (as defined below) and the Expiration Time.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per Precision share unless the Rights separate from the underlying Precision shares in connection with which they were issued and become exercisable or are exercised.

The issuance of the Rights will also not change the way Precision shareholders currently trade their Precision shares and is not intended to interfere with Precision’s ability to undertake equity offerings in the future.

Rights Exercise Privilege

The Rights will separate from our shares, unless delayed by the Board, and will be exercisable 10 trading days (the Separation Time) after a person has acquired, or begun a take-over bid to acquire, 20% or more of our shares, other than by an acquisition pursuant to a take-over bid permitted by our shareholder rights plan (a Permitted Bid). The acquisition by any person (an Acquiring Person) of 20% or more of our shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event.” Any Rights held by an Acquiring Person will become void if a Flip-in Event occurs.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

▪	the bid must be made according to a formal take-over bid circular under applicable securities legislation
▪	the bid must be made to all registered holders of Precision shares (other than the offeror)
▪	the bid must be subject to irrevocable and unqualified provisions that:
▪	the bid will remain open for acceptance for at least 105 days from the date of the bid (or a shorter period as permitted by National Instrument 62-104 – Takeover Bids and Issuer Bids)

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▪	the bid will be subject to a minimum tender condition of more than 50% of the Precision shares held by Independent Shareholders
▪	shares may be deposited to the bid at any time from the date of the bid until the date that shares may be taken up and paid for and shares may be withdrawn until taken up and paid for
▪

the bid will be extended for at least 10 days if more than 50% of the Precision shares held by Independent Shareholders are deposited to the bid (and the offeror shall make a public announcement of that fact).

A competing take-over bid that is made while a Permitted Bid is outstanding and satisfies all of the criteria for Permitted Bid status, except that it may expire on the same date (which may be less than 105 days after the bid has started) as the Permitted Bid that is outstanding, will be considered to be a Permitted Bid for the purposes of our shareholder rights plan.

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by reason of entering into an agreement (a Permitted Lock-Up Agreement) with a Precision shareholder under which the Precision shareholder (the Locked-Up Person) agrees to deposit or tender its Precision shares to a take-over bid (the Lock-Up Bid) made by that person, provided that the agreement meets certain requirements, including that:

▪	the terms of the agreement are publicly disclosed, and a copy is publicly available
▪	the Locked-up Person can terminate its obligation under the agreement in order to tender its Precision shares to another take-over bid or transactions where:
▪

the offer price or value of the consideration payable is (A) greater than the price or value of the consideration per Precision share under the Lock-Up Bid or (B) equal to or greater than a specified minimum, which cannot be more than 107% of the offer price under the Lock-Up Bid

▪

if less than 100% of the number of outstanding Precision shares held by Independent Shareholders are offered to be purchased under the Lock-Up Bid, the number of Precision shares offered to be purchased under the other take-over bid or transaction at an offer price not lower than pursuant to the Lock-Up Bid is (A) greater than the number offered to be purchased under the Lock-Up Bid or (B) equal to or greater than a specified number, which cannot be more than 107% of the number offered to be purchased under the Lock-Up Bid

▪

if the Locked-Up Person fails to deposit its Precision shares to the Lock-Up Bid, no “break fees” or other penalties that exceed, in the aggregate, the greater of (A) 2.5% of the price or value of the consideration payable under the Lock-Up Bid and (B) 50% of the increase in consideration resulting from another take-over bid or transaction, shall be payable to the Locked-Up Person.

Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by a legend imprinted on Precision share certificates representing Precision shares issued after the Effective Date.

From and after the Separation Time, Rights will be evidenced by separate certificates or book entries.

Before the Separation Time, Rights will trade together with, and will not be transferable separately from, the Precision shares in connection with which they were issued. From and after the Separation Time, Rights will be transferable separately from the Precision shares.

Waiver

The Board, acting in good faith, may, before a Flip-in Event occurs, waive the application of our shareholder rights plan to a particular Flip-in Event where the take-over bid is made by a take-over bid circular to all holders of our shares. If the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for our shares made by a take-over bid circular to all holders of our shares prior to the expiry of any other bid for which our shareholder rights plan has been waived.

The Board may also waive the application of our shareholder rights plan for a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered the Flip-in Event thereafter reduces its beneficial holdings below 20% of the outstanding Precision shares within 14 days or a date determined by the Board.

Each Right (other than those held by an Acquiring Person) entitles the holder to purchase additional Precision shares at a substantial discount to their prevailing market price at the time.

With shareholder approval, the Board may waive the application of our shareholder rights plan to any other Flip-in Event prior to its occurrence.

Redemption

Rights are deemed to be redeemed following completion of a Permitted Bid (including a competing Permitted Bid) or any other take-over bid for which the Board has waived the application of our shareholder rights plan.

With shareholder approval, the Board may also, prior to the occurrence of a Flip-in Event, elect to redeem all (but not less than all) of the then outstanding Rights at a nominal redemption price of $0.00001 per Right.

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Exemptions for Investment Advisors, etc.

Investment advisors (for client accounts), mutual funds, trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies), and administrators or trustees of registered pension plans or funds and agents or agencies of the Crown, which acquire more than 20% of the outstanding Precision shares, are effectively exempted (through the definition of “beneficial ownership” under our shareholder rights plan) from triggering a Flip-in Event provided that they are not in fact making, either alone or jointly or in concert with any other person, a take-over bid.

Directors’ Duties

Our shareholder rights plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of Precision. In the event of a take-over bid or any other such proposal, the Board will still have the duty to take such actions and make such recommendations to Precision shareholders it deems appropriate.

Amendments

Any amendments to our shareholder rights plan will be subject to the approval of a majority of Precision shareholders voting as a group, and Independent Shareholders voting as a group, in each case, in person or by proxy at the applicable meeting, unless to correct any clerical or typographical error or (subject to confirmation at the next meeting of Precision shareholders) make amendments that are necessary to maintain our shareholder rights plan’s validity as a result of changes in applicable legislation, rules or regulations.

Any amendments will also be subject to the approval of the TSX.

If the reconfirmation and continuation of our shareholder rights plan is not approved by shareholders at the meeting, all outstanding Rights will be redeemed at the redemption price of $0.00001, and the plan will subsequently terminate.

If the reconfirmation and continuation of our shareholder rights plan is approved, it will remain in effect, unless terminated in accordance with its terms, until our annual meeting of shareholders in 2025.

The text of the ordinary resolution, which remains subject to amendments, variations or additional text as may be approved at the meeting, is set forth below:

“BE IT RESOLVED, that:

1.

the reconfirmation of, and continued existence of, the amended and restated shareholder rights plan agreement between Precision Drilling Corporation and Computershare Trust Company (as rights agent), dated May 3, 2019 is hereby ratified, confirmed and approved; and

2.

any one director or officer of Precision Drilling Corporation is authorized to execute and deliver, whether under corporate seal or otherwise, any additional agreements, instruments, notices, consents, acknowledgements, certificates, and other documents (including any documents required under applicable laws or regulatory policies) and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.”

6. APPROVE AMENDMENTS TO THE OMNIBUS EQUITY INCENTIVE PLAN

Overview

Attracting, retaining and motivating specialized talent is critical to achieving our strategic and operating goals, including our goal to increase shareholder value. Equity-based and performance-based compensation issued pursuant to our Omnibus Plan (each, an Award) are key components of our compensation package. We believe that the ability to grant these types of awards allows us to remain competitive in the global marketplace and enables us to link executive compensation to Company performance as well as attract, retain and motivate high-caliber talent dedicated to our long-term growth and success.

Amendments to Omnibus Plan

The Board has approved several amendments to the Omnibus Plan as described in this Circular which are subject to shareholder approval in accordance with the Omnibus Plan and TSX policies, including: (i) an increase to the maximum number of common shares available for issuance under the Omnibus Plan and removal of the Sub-limit (as defined below), (ii) certain changes in respect of how Awards (mainly options) under the Omnibus Plan that are not settled in treasury common shares will impact the remaining share reserve under the Omnibus Plan, (iii) amendments to provide that the share reserve under the Omnibus Plan will not be reduced by the assumption or substitution of equity-based awards of an entity that may be acquired by us or by

2022 Management Information Circular	21

common shares issued pursuant to an inducement award granted to persons not previously employed by us, and (iv) changes to the amending provisions to align the Omnibus Plan with more modern plans of other TSX listed companies (collectively, the Amendments). At the meeting, shareholders will be asked to approve an ordinary resolution in the form set out below approving the Amendments.

According to the original terms of the Omnibus Plan, a maximum of 894,379 common shares are available for issuance under the Omnibus Plan, with a Sub-limit of 263,900 common shares available for issuance under PSUs, RSUs and bonuses (the Sub-limit). The Board has approved, subject to shareholder approval, an amendment to increase the total number of common shares reserved for issuance under the Omnibus Plan by 200,000 common shares, representing approximately 1.47% of our common shares outstanding as of March 23, 2022, and the removal of the existing Sub-limit. The existing plan maximum of 894,379 shares issuable under the Omnibus Plan and Sub-limit of 263,900 common shares represents approximately 6.58% and 1.94%, respectively, of our common shares outstanding as of March 23, 2022. If approved, the new plan maximum of 1,094,379 common shares issuable under the Omnibus Plan will represent approximately 8.05% of our common shares outstanding as of March 23, 2022.

As of the date of this Circular, the remaining reserve under the existing Omnibus Plan for future equity grants is 246,918 (representing 1.82% of currently issued and outstanding common shares), which takes into account common shares issued in settlement of PSUs in 2022. There are currently 351,943 outstanding Awards which may or are intended to be settled in common shares issued from treasury which represent 2.59% of currently issued and outstanding common shares. Under the Omnibus Plan, the new plan maximum of 1,094,379 is reduced by the number of common shares issued on exercise of options outstanding under our second amended and restated option plan and by the number of common shares issued under exercised Option awards and PSUs under the Omnibus Plan prior to March 23, 2022 (which results in the 1,094,379 maximum being reduced by 295,518 common shares, subject to the terms of the Omnibus Plan, and for clarity, no common shares have been issued to date under RSUs under the Omnibus Plan).

The purpose of the additional share reserve is to ensure that a sufficient number of common shares remain available for issuance under the Omnibus Plan to enable us to continue our current practice of granting equity awards to eligible plan participants that may be settled in common shares issued from treasury as a component of our compensation package. The long-term incentive program is intended to align the interests of eligible participants with shareholders by rewarding plan participants for increases in our share price.

The removal of the Sub-limit provides the least dilutive method to increase the number of common shares available under the Omnibus Plan and allows for the repurposing of shares from any expiring options.

The Board has also approved, subject to shareholder approval, amendments to the Omnibus Plan that will provide that for any Award (which will include options under the Omnibus Plan and our second amended and restated stock option plan) that is forfeited, terminated, expired or lapsed instead of being exercised, or any Award is settled for cash or common shares purchased on the open market, the common shares subject to such Award will not be counted as common shares issued pursuant to an award granted under the Omnibus Plan or issuable on exercise of options outstanding under our second amended and restated stock option plan. The effect of this amendment will mean that to the extent any option is forfeited, terminated, expired, lapsed, surrendered or exercised without a common share being issued from treasury, the number of common shares underlying any such option will not reduce the number of common shares available for future issuance under the Omnibus Plan. The Omnibus Plan currently provides that any other Award (e.g., a PSU or RSU) that is settled in cash or common shares purchased on the market will not reduce the number of common shares available for issuance.

A further amendment the Board has approved, which is subject to shareholder approval, is that the share reserve under the Omnibus Plan would not be reduced by the assumption or substitution of equity-based awards of another entity that may be acquired by us, or by common shares issued pursuant to an inducement award granted to a person that was not previously employed by us.

The Board also approved amendments to the amending provisions of the Omnibus Plan that will align the Omnibus Plan with more modern plans for TSX-listed companies. See “About the Stock Option Plan and Omnibus Plan” on page 92 for additional information on this amendment.

We believe that the design of our Omnibus Plan reflects strong equity plan governance practices. The Omnibus Plan and the award agreements issued thereunder have a number of features intended to address shareholder concerns related to equity plans, including:

▪	no evergreen provisions. Provides for a limited and fixed number of shares for grant and does not provide for any annual increase of available shares for future issuance.
▪

no single-trigger change of control. Awards generally do not accelerate upon a change of control unless the acquiring company does not assume the Awards, or if the Awards are assumed and the acquiring company terminates the holder’s employment within 180 days following the consummation of the change in control.

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▪	limits on dividend equivalents. Any dividend equivalents on PSUs or RSUs are subject to the same vesting conditions as the related PSUs and RSUs.
▪	no discounted awards. Requires the exercise price of stock options to be not less than the fair market value of our common shares on the date of grant.
▪	clawback provision. Awards granted under the plan on or after January 1, 2017 are subject to recoupment pursuant to our clawback policy and applicable law.

If the Amendments are not approved, the Omnibus Plan would have 598,861 common shares reserved for issuance under outstanding options and future option grants. With an exhausted Sub-limit, we would no longer be permitted to settle PSUs, RSUs, and bonuses in common shares under the Omnibus Plan. This would limit our ability to continue our current practice of granting RSUs and PSUs to eligible plan participants that could be settled with common shares issued from treasury as a component of our compensation program and would require us to settle RSUs and PSUs in cash or common shares purchased on the market or provide an alternate form of long-term incentive compensation in order to remain competitive.

We are seeking shareholder approval of the Amendments to the Omnibus Plan in order to comply with TSX rules requiring shareholder approval of amendments to equity compensation plans. The Amendments to the Omnibus Plan have been accepted for filing by the TSX subject to approval at the Annual and Special Meeting as contemplated herein. The Amendments to the Omnibus Plan will become effective only at the time of approval of the resolution at the Annual and Special Meeting.

The full text of the Omnibus Plan as proposed to be amended is available on our company profile on SEDAR (www.sedar.com) as a filing made on March 30, 2022, which is marked to show all of the Amendments to the Omnibus Plan, which is incorporated by reference herein, or you can ask for a copy by contacting our Corporate Secretary. A description of the Omnibus Plan may be found below under the heading About the Stock Option Plan and Omnibus Plan on page 92.

The Board is asking shareholders to cast a vote indicating their approval of the Amendments to the Omnibus Plan by voting FOR the following resolution:

“BE IT RESOLVED, (i) the Amendments to the Precision Drilling Corporation (the “Corporation”) Omnibus Equity Incentive Plan (“Omnibus Plan”) as described in the Management Information Circular of the Corporation dated March 30, 2022, which include: (a) an increase to the maximum number of common shares issuable under the Omnibus Plan from 894,379 common shares to 1,094,379 common shares and removal of the sub-limit for common shares issuable under restricted share units, performance share units and/or share bonuses, (b) in respect of options that are not settled in treasury common shares, amendments to allow that the common shares subject to any such option will not be counted as common shares issued under the Omnibus Plan or the Precision Drilling Second Amended and Restated Stock Option Plan for the purposes of the share reserve under the Omnibus Plan, (c) amendments to allow that the share reserve under the Omnibus Plan will not be reduced by the assumption or substitution of equity-based awards of another entity that may be acquired by the Corporation, or by common shares issued pursuant to an inducement award granted to a person that was not previously employed by the Corporation, and (d) amendments to the amending provisions of the Omnibus Plan, be and are hereby confirmed and approved, and (ii) any one director or officer of the Corporation be and is hereby authorized to do such things and to sign, execute and deliver all documents that such directors and officers may, in his or her discretion, determine to be necessary in order to give full effect to the intent and purposes of this resolution”

On March 4, 2022, the Board also approved amendments to the Omnibus Plan to, among other housekeeping amendments, clarify the treatment of the Options, PSUs and RSUs upon the resignation, retirement, termination (with or without cause), death or permanent disability of a participant. These Amendments will become effective regardless of whether the shareholders approve the Amendments described above that are subject to shareholder approval.

7. OTHER BUSINESS

If there are amendments or variations to the items of business or other matters that properly come before the meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit.

As of the date of this Circular, we are not aware of any amendments or variations to the items of business or of any other matters that may properly come before the meeting.

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  About Material Interests

None of our nominated directors or executives, or their associates or affiliates, has a direct or indirect material interest (as a beneficial shareholder or in any other way) in any item of business except as disclosed herein.

No informed person or nominated director, or their associates or affiliates, had a direct or indirect material interest in a transaction or proposed transaction involving Precision in 2021, or up until March 23, 2022, that has had or will have a material effect on us or any of our subsidiaries.

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ABOUT THE NOMINATED DIRECTORS

The Board has decided that eight directors will be elected to the Board this year. The CGNRC believes they represent an appropriate mix of skills and experience and other qualities required for serving on our Board.

Precision’s articles of incorporation allow the Board to appoint one or more additional directors to the Board between annual meetings, but the number of additional directors cannot exceed one-third of the number of directors elected at our most recent annual meeting.

Mr. Neveu is the only non-independent director because of his role as our President and Chief Executive Officer.

Director Profiles

Steven W. Krablin

Chair of the Board

Independent

Houston, Texas, USA

Age 71

Director since May 2015

Citizenship

USA

Committee Memberships

Audit Committee

Corporate Governance, Nominating and Risk Committee

Human Resources and Compensation Committee

Other Public Boards: 1

Steven Krablin is a private investor and has over 40 years of experience as a corporate executive in the energy industry. Most recently, he served as President, Chief Executive Officer and Chair of the Board of T-3 Energy Services, Inc., an oilfield services company that manufactured products used in the drilling, production and transportation of oil and natural gas, from March 2009 until January 2011.

Mr. Krablin is an experienced financial and operational leader with a broad understanding of business globally. He has also served as Chief Financial Officer of oil and natural gas service and manufacturing companies, including National Oilwell, Inc. and Enterra Corporation.

Mr. Krablin is currently a director of Chart Industries, Inc. and serves as Chair of the Board of Directors.

Mr. Krablin received a Bachelor of Science in Business Administration in accounting from the University of Arkansas and is a retired certified public accountant.

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Michael Culbert is the former Vice Chair of PETRONAS Energy Canada Ltd. (PECL), formerly Progress Energy Canada Ltd., a wholly owned subsidiary of PETRONAS, Malaysia’s integrated energy corporation. Prior to becoming Vice Chair, Mr. Culbert served as President and CEO of PECL from 2001 to 2016. He also served as President of Pacific NorthWest LNG from 2014 to 2016 where he led an international consortium through a successful regulatory and consultation process.

He served as Vice President of Marketing and Business Development at Encal Energy Ltd. from 1995 to 2001 and worked in various positions within Finance and Marketing at Home Oil Company Ltd.

Michael R. Culbert

Independent

Calgary, AB, Canada

Age 64

Director since December 2017

Citizenship

Canada

Committee Memberships

Audit Committee

Human Resources and Compensation Committee

Other Public Boards: 1

Mr. Culbert currently serves on the board of Directors of TC Energy Corporation and has also previously served on a number of other private and public energy company boards. Mr. Culbert is a past member of the Canadian Association of Petroleum Producers Board of Governors.

Mr. Culbert holds a Bachelor of Science degree in Business Administration from Emmanuel College.

William T. Donovan

Independent

North Palm Beach, Florida, USA

Age 70

Director since December 2008

Citizenship

USA

Committee Memberships

Audit Committee (Chair)

Corporate Governance, Nominating and Risk Committee

Other Public Boards: 1

William Donovan is a private equity investor and has served as a director of several public and private companies in the United States, the United Kingdom and Russia. From 1997 to 2005, he served as President, Chief Executive Officer and a director of Total Logistics, Inc., a Wisconsin corporation engaged in various operating and investment activities. Mr. Donovan was Chair of the board of Rockland Industrial Holdings, LLC, a privately held entity in Wisconsin engaged in the manufacturing of wood flooring products for the truck trailer and domestic container industries from April 2006 to December 2013.

Mr. Donovan previously served as President, Chief Financial Officer and a director of Christiana Companies, Inc. and Prideco Inc. prior to their merger with Weatherford International, Inc. in 1999. From 1980 to 1998, he was a Principal and Managing Director of Lubar & Co., a private investment and venture capital firm. Prior to joining Lubar & Co., Mr. Donovan was an officer with Manufacturers Hanover Trust Company from 1976 to 1980, where he specialized in merger and acquisition financing.

Mr. Donovan joined the board of Silgan Holdings in January 2018 and serves as the Chair of their Compensation Committee. Previously, he was a director of Grey Wolf, Inc. from June 1997 to December 2008, prior to its acquisition by Precision Drilling Trust and his subsequent appointment as a director of Precision in December 2008.

Mr. Donovan received a Bachelor of Science and an MBA from the University of Notre Dame.

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Brian Gibson was the Senior Vice President, Public Equities and Hedge Funds of Alberta Investment Management Corp. (AIMCo) from December 2008 until his retirement in May 2012. Previously, he served as President of Panoply Capital Asset Management Inc., a private investment firm, and as Senior Vice President, Equities of the Ontario Teachers’ Pension Plan. Mr. Gibson is the Board Chair of the Investment Management Corporation of Ontario, a member of the Advisory Board of Kruger Inc., and a Director of Samuel, Son & Co. Ltd. All three are private equity firms. He is a former director of Duff & Phelps, INFOR Acquisition Corp, MacDonald, Dettwiler and Associates Ltd., Viterra Inc., WestJet Airlines Ltd. and Westaim Corporation.

Brian J. Gibson

Independent

Mississauga, ON, Canada

Age 66

Director since May 2011

Citizenship

Canada

Committee Memberships

Audit Committee

Corporate Governance, Nominating

and Risk Committee

Other Public Boards: 0

During his 43-year career, Mr. Gibson has been responsible for the management of various large equity investment portfolios, including those of insurance companies, a chartered bank, pension and mutual funds, and endowments. He has expertise in relationship investing and in corporate finance. Mr. Gibson has extensive experience in the analysis of public company financial statements and control standards and is the past Chair of the Corporate Disclosure Policy committee of the CFA Institute, which provides regulators with input and suggestions on potential changes in accounting and audit standards and corporate disclosure.

Mr. Gibson received a Bachelor of Commerce (Honours) from Laurentian University and an MBA from the University of Toronto. He is a Chartered Financial Analyst and a graduate of the Directors’ Education Program sponsored by the Institute of Corporate Directors.

Susan M. MacKenzie

Independent

Calgary, AB, Canada

Age 61

Director since September 2017

Citizenship

Canada

Committee Memberships

Corporate Governance, Nominating

and Risk Committee (Chair)

Human Resources and Compensation Committee

Other Public Boards: 3

Susan M. MacKenzie is a corporate director. Most recently, she was an independent consultant. Previously, she served as Chief Operating Officer with Oilsands Quest Inc. and as Vice President of Human Resources and Vice President of In Situ Development and Operations at Petro-Canada prior to its merger with Suncor Energy Inc. Ms. MacKenzie was also employed with Amoco Canada, serving in a variety of engineering and leadership roles in natural gas, conventional oil and heavy oil development.

Ms. MacKenzie serves on the boards of Freehold Royalties Ltd., Enerplus Corporation and MEG Energy Corporation. She previously served on the boards of TransGlobe Energy Corporation, FortisAlberta Inc., Safe Haven Foundation of Canada, Calgary Women’s Emergency Shelter and Foothills Academy Society.

Ms. MacKenzie holds a Bachelor of Engineering (Mechanical) degree from McGill University and a Master of Business Administration from the University of Calgary. She holds the ICD.D designation from the Institute of Corporate Directors.

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Kevin Meyers is an independent energy consultant and corporate director. He currently serves on the boards of Denbury Inc. (Chair), Hess Corporation, and Hornbeck Offshore Services, Inc.

Dr. Meyers has over 37 years of experience in the energy industry, having retired from ConocoPhillips at the end of 2010. For the 10 years prior to his retirement, he was a senior executive of ConocoPhillips, most recently as Senior Vice President Exploration and Production, Americas.

Dr. Kevin O. Meyers

Independent

Anchorage, Alaska, USA

Age 68

Director since September 2011

Citizenship

USA

Committee Memberships

Corporate Governance, Nominating

and Risk Committee

Human Resources and Compensation

Committee (Chair)

Other Public Boards: 2

Before that, he was President of ConocoPhillips Canada, President of ConocoPhillips Russia and Caspian and President of ConocoPhillips Alaska. While in Russia from 2004 to 2006, Dr. Meyers served on the board of LUKOIL and was the lead resident executive of the COP/LUKOIL strategic alliance.

Dr. Meyers has also served on several non-profit boards, including the Board of Regents of the University of Alaska and the Nature Conservancy of Alaska. Prior to joining ConocoPhillips, he served in engineering, technical and executive roles with ARCO.

Dr. Meyers received a Bachelor of Arts in chemistry and mathematics from Capital University and a Ph.D. in chemical engineering from the Massachusetts Institute of Technology.

David W. Williams

Independent

Houston, Texas, USA

Age 64

Director since September 2018

Citizenship

USA

Committee Memberships

Audit Committee

Human Resources and Compensation Committee

Other Public Boards: 0

David W. Williams served as Chair, President and Chief Executive Officer of Noble Corporation from January 2008 until January 2018. Prior to Noble, he served as Executive Vice President of Diamond Offshore Drilling, Inc. and has more than 35 years in the offshore drilling industry.

During his career, Mr. Williams was a member of the Executive Committee and past Chair of the International Association of Drilling Contractors and a board member of the American Petroleum Institute, where from 2012 to 2013 he served as Chair of the General Membership Committee and as a member of the Executive Committee.

He served as a director of the Well Control Institute and was a member of the National Petroleum Council, the Society of Petroleum Engineers and the American Bureau of Shipping. Mr. Williams currently serves as a member of the Dean’s Advisory Board of Mays Business School at Texas A&M University and a member of the Houston Museum of Natural Science Board of Trustees.

Mr. Williams attended Texas A&M University, where he earned a Bachelor of Business Administration degree in Marketing. In 2009, he was named as an Outstanding Alumni by the Mays Business School at A&M for his many career achievements and service to the school.

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Kevin A. Neveu is President and Chief Executive Officer and a director of Precision Drilling Corporation and has held these positions since joining the Company in 2007.

Mr. Neveu has 40 years of experience in the oilfield services sector holding technical, marketing, management and senior leadership positions over his career. Previously, Mr. Neveu was President of the Rig Solutions Group of National Oilwell Varco in Houston and held senior management positions with it and its predecessor companies in London, Moscow, Houston, Edmonton and Calgary.

Kevin A. Neveu Non-Independent Houston, Texas, USA Age 61 Director since August 2007 Citizenship Canada Other Public Boards: 0

Mr. Neveu is a former director of Finning International Inc., Bonanza Creek Energy, Inc. and RigNet, Inc. He is also a former member of the Advisory board for the Heart and Stroke Foundation of Alberta. Presently, Mr. Neveu is an Advisor for the University of Calgary’s School of Public Policy and in 2019 he acted as the Chair of the International Association of Drilling Contractors.

Mr. Neveu holds a Bachelor of Science degree, is a graduate of the Faculty of Engineering at the University of Alberta and is a registered Professional Engineer in the province of Alberta. He has also completed the Harvard Advanced Management Program.

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EXPECTATIONS OF DIRECTORS

Integrity

We expect our directors to be highly engaged, fulfill their responsibilities to the Board and their committees, and always act in our best interests with the highest ethics and integrity.

This means:

▪	complying with our Code of Business Conduct and Ethics policy, including our conflict of interest disclosure requirements
▪	developing and maintaining an understanding of our strategy, business environment and operations, the markets we operate in and our financial position and performance
▪	diligently preparing for each Board and committee meeting by reviewing all meeting materials in advance
▪	actively and constructively participating in each meeting and seeking clarification from management and outside advisors when necessary to understand the issues being considered
▪	refreshing their skills through active participation in continuing education, and
▪	keeping abreast of changing governance issues and requirements and regulatory matters affecting the energy industry.

All of our nominated directors have consistently met or exceeded our expectations. All directors:

▪	have a comprehensive understanding of our business
▪	are always well prepared for Board and committee discussions
▪	make constructive contributions to all discussions
▪	are available to meet with management and fellow directors, and
▪	have maintained a 100% attendance record at Board and committee meetings.

Attendance and Responsibilities

We believe that an active and engaged Board governs more effectively. We expect directors to attend all Board meetings, their committee meetings and the annual general meeting of shareholders. All of our directors had 100% attendance in 2021. Due to COVID-19, the majority of Board meetings and committee meetings were held virtually. The 2021 Annual Meeting of Shareholders was also held virtually. Directors may attend regular meetings by phone or video conference if circumstances require it.

The table below shows the number of Board and committee meetings held in 2021 and the director attendance record.

Name	Board	Audit Committee	Corporate Governance, Nominating and Risk Committee	Human Resources and Compensation Committee	Overall Attendance
Michael R. Culbert	8 of 8 (100%)	5 of 5 (100%)	—	5 of 5 (100%)	18 of 18 (100%)
William T. Donovan	8 of 8 (100%)	5 of 5 (100%)	4 of 4 (100%)	—	17 of 17 (100%)
Brian J. Gibson	8 of 8 (100%)	5 of 5 (100%)	4 of 4 (100%)	—	17 of 17 (100%)
Steven W. Krablin	8 of 8 (100%)	5 of 5 (100%)	4 of 4 (100%)	5 of 5 (100%)	22 of 22 (100%)
Susan M. MacKenzie	8 of 8 (100%)	—	4 of 4 (100%)	5 of 5 (100%)	17 of 17 (100%)
Kevin O. Meyers	8 of 8 (100%)	—	4 of 4 (100%)	5 of 5 (100%)	17 of 17 (100%)
David W. Williams	8 of 8 (100%)	5 of 5 (100%)	—	5 of 5 (100%)	18 of 18 (100%)
Kevin A. Neveu	8 of 8 (100%)	—	—	—	8 of 8 (100%)

Serving on Other Boards

We do not limit the number of other public company boards our directors can serve on, but the CGNRC discusses our expectations with potential candidates, so they understand the time commitments and expectations before agreeing to be nominated as a director.

Members of the Audit Committee can serve on the audit committee of up to three other public companies as long as the Board determines that the other commitments will not limit the director’s ability to effectively serve on our Audit Committee. William Donovan, Michael Culbert and Steven Krablin serve on the audit committees of other public companies and the Board has determined that those committee memberships do not interfere with their ability to serve effectively on our Audit Committee.

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Many of our nominated directors are active corporate directors and hold positions on other boards. The Board and the CGNRC have reviewed the board memberships and determined that the directors have consistently demonstrated that they are able to, and do, devote the necessary time and attention to Precision to carry out their duties effectively and act in Precision’s best interests.

Other Public Company Boards and Committees in the last five years
Name	Company	Committees	Dates
Michael R. Culbert	TC Energy Corporation Enerplus Corporation	Audit Committee, Health, Safety, Sustainability and Environmental Committee Audit Committee, Corporate Governance and Nominating Committee, Compensation and Human Resources Committee (Chair)	2020 – Present 2014 – 2020
William T. Donovan	Silgan Holdings Inc.	Audit Committee, Compensation Committee (Chair)	2018 – Present
Brian J. Gibson	INFOR Acquisition Corp.	Audit Committee (Chair), Governance Committee	2015 – 2017
Steven W. Krablin(1)	Chart Industries, Inc. Hornbeck Offshore Services, Inc.(2)	Chair Audit Committee. Nominating and Corporate Governance Committee	2006 – Present 2005 – 2020
Susan M. MacKenzie	Enerplus Corporation Freehold Royalties Ltd. MEG Energy Corporation TransGlobe Energy Corporation

Corporate Governance and Nominating Committee (Chair), Compensation and Human Resources Committee (Chair), Safety and Social Responsibility Committee (Chair), and Reserves Committee

Governance, Nominating and Compensation Committee (Chair) and Reserves Committee

Human Capital and Compensation Committee and Health, Safety, Environment and Social Responsibility Committee

Compensation, Governance and Human Resources Committee, Reserves (Chair), Reserves and Health, Safety, Environment and Social Responsibility Committee

2011 – Present 2014 – Present 2020 – Present 2014 – 2020
Dr. Kevin O. Meyers	Denbury, Inc. Hess Corporation Hornbeck Offshore Services, Inc.(2) Denbury Resources Inc.(3)	Chair, Compensation Committee and Audit Committee Audit Committee and Health, Safety and Environment Committee (Chair) Compensation Committee Audit Committee, HSE and Reserves Committee (Chair)	2020 – Present 2013 – Present 2011 – 2020 2011 – 2020
Kevin A. Neveu	Finning International, Inc. Bonanza Creek Energy, Inc.(4)	Audit Committee, Safety, Environment and Social Responsibility Committee Audit Committee, Compensation Committee, Governance Committee	2013 – 2018 2011 – 2017
David W. Williams	Noble Corporation	Chair	2008 – 2018

(1)     On May 12, 2016, Penn Virginia Corporation, an entity which Mr. Krablin was a director of, filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the Easter District of Virginia to pursue a plan of reorganization. On September 12, 2016, Penn Virginia emerged from bankruptcy proceedings and appointed a new board of directors.

(2)     On May 19, 2020, Hornbeck Offshore Services, Inc. (Hornbeck) filed a voluntary petition for Chapter 11 bankruptcy of the United States Bankruptcy Code in the Bankruptcy Court for the Southern District of Texas (Houston Division) to pursue a plan of reorganization. On September 4, 2020, Hornbeck emerged from bankruptcy and appointed new directors. Mr. Krablin did not seek reappointment to the Hornbeck board. Hornbeck Offshore Services, Inc. became a private corporation in September 2020. Dr. Meyers continues to serve on Hornbeck’s board.

(3)     On July 30, 2020, Denbury Resources Inc. (Denbury) filed a voluntary petition for Chapter 11 bankruptcy of the United States Bankruptcy Code in the Bankruptcy Court for the Southern District of Texas (Houston Division) to pursue a plan of reorganization. On September 18, 2020, Denbury emerged from bankruptcy as Denbury, Inc. Mr. Meyers continues to serve on Denbury Inc.’s board.

(4)     On January 4, 2017, Bonanza Creek Energy, Inc. (Bonanza Creek) and certain subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the District of Delaware to pursue a plan of reorganization. On April 28, 2017, Bonanza Creek emerged from bankruptcy proceedings and appointed a new board of directors. Mr. Neveu is no longer a director of Bonanza Creek.

Board Interlocks

We do not have a policy on interconnecting directorships. Every year, our Board reviews directors’ independence. None of our directors currently serve together on any public company boards.

2022 Management Information Circular	31

Skills and Experience

Our Board must have the appropriate mix of skills and experience in order to provide appropriate direction to management and to ensure that all major issues affecting our business and affairs are given proper consideration. The CGNRC uses a comprehensive skills matrix to assess Board composition and recruit new director candidates as part of Board succession. The skills matrix is based on our vision, strategy and five-year plan and is summarized below.

Internal Director Skills and Experience LEADERSHIP - with companies of a scale similar to precision Executive Leadership Experience driving organizational strategic insight, direction and execution as well as enterprise risk management. CEO Experience Experience as a CEO of a public company. Strategic planning Experience with development, implementation sales & monitoring of strategic plans focusing on long term value creation and sustainability. Business Development Experience developing and implementing sales & marketing strategies focused on customer acquisition and retention. Industry Experience Oilfield Service Senior executive experience leading an oilfield service company. Oil and Gas or Alternative Energy Senior executive experience in the oil and gas industry, or other alternative energy expertise. Land Rig Technology Expertise Expertise understanding technology solutions regarding land drilling rigs, well service rigs and supporting energy transition objectives. Financial Literacy Finance and Accounting Senior experience in financial accounting and reporting, corporate finance and internal controls. Mergers and Acquisitions Extensive experience in debt and equity markets as well as M&A and implementation. Business Experience International Senior executive experience in an organization with global operations. Information Technology Experience leading IT division and/or planning, implementation and monitoring of IT systems. HR and Compensation Leadership or board/committee experience with human capital management including compensation programs and talent development. Health, Safety, Environment and ESG Experience related to health, safety and environmental performance, regulations and compliance, and ESG stewardship. Legal, Regulatory and Public Policy Literacy in regulatory, corporate and governance issue relevant to a public issuer. Board Experience Experience as a board member, or working at senior executive levels with board, of a major organization. MINIMUM PREFERENCE M. Culbert W. Donovan B. Gibson S. MacKenzie K. Meyers S Krablin K. Neveu D. Williams 5 or more 2 or more 2 or more 3-4 3-4 4-5 2-3 3-4 3-4 2-3 2-3 2-3 2-3 2-3 2-3

2022 Management Information Circular	32

Director Development and Continuing Education

Continuing education provides our directors with opportunities to strengthen their skills, deepen their understanding of our business and operations and stay current with emerging issues that affect our business, governance and compensation practices. Every quarter, we facilitate continuing education programs that cover a wide range of diverse topics that directors are required to attend in order to help them accomplish these goals.

Management provides regular updates on relevant topics and quarterly updates on emerging governance and regulatory matters. We also encourage directors to attend external educational events as appropriate. We reimburse directors for memberships in organizations dedicated to corporate governance and ongoing director education.

Below is a list of the educational programs attended by our directors in 2021.

2021 Director Education Program Topic	Presented by
Audit, Finance and Risk Management
The Board and Ransomware: Cybersecurity Threat Oversight	AGENDA
Canada’s Innovation, IP & Data Imperative	Business Council of Alberta (BCA)
Fireside Chat with Frank McKenna Deputy Chair	TD Bank Group
Corporate Governance
The Climate Change Agenda	Diligent
Board Oversight of Culture	Institute of Corporate Directors (ICD)
Delivering Good Returns	CD Howe
Tech Savvy Boards	Deloitte
Modern Governance Summit	Diligent
The Activists are Acting Up: Be Proactive and Prepared	National Association of Corporate Directors (NACD)
Toxic Polarization	Business Council of Alberta (BCA)
Green Economics, Climate and Realities of Implementation	Business Council of Alberta (BCA)
What Does It Take to be a Valued and Effective Board Member?	Board Ready Women
Proxy Advisors: Their Role, Impact and Best Practices	Board Ready Women
Elevating Board Performance – Refreshment & Succession Planning	Institute of Corporate Directors (ICD)
Annual National Conference – Next Level Governance	Institute of Corporate Directors (ICD)
2021 Proxy Season Review – What’s New, Pay Trends and COVID Update	Hugessen Consulting
Boardroom Climate Competence: Getting Ahead of the Curve	KPMG
Board-Shareholder Engagement – Impact and Insights	Canadian Coalition for Good Governance (CCGG)
Boards and the Climate Crisis: Strengthening Oversight	AgendaWeek
Digital Leaders: Helping SMBs Thrive	New York Stock Exchange (NYSE)
Legal Primer on Climate Change: Directors’ Duties and Disclosure Obligations	Institute of Corporate Directors (ICD)
Governance Priorities in 2021	Corporate Secretary
Board-Management Dynamics During Unprecedented Times	Institute of Corporate Directors (ICD)
ICD National Conference: Next Level Governance in an Era of Massive Transformational Change	Institute of Corporate Directors (ICD)
Human Resources and Compensation
A Bridge to Recovery: COVID-19 Rapid Screening Development & Implementation	Creative Destruction Labs
Executive Compensation Trends & Proxy Review	Hugessen Consulting
Workplace Emotional Health: Exploring Gender Differences	Optimum Talent Inc.
Employees Working from Anywhere	Institute of Corporate Directors (ICD)
Employee Stock Options: Canada (Parts 1 and 2)	Deloitte and Hugessen Consulting
HRCC – Executive Compensation: Key Learnings from the 2021 Proxy Season	Institute of Corporate Directors (ICD)
Missing Pieces – The Changing Landscape of Workforce Oversight	AGENDA / Deloitte
2021 Executive Compensation Briefing	Meridian
Workforce Strategies: Considerations for Virtual, Hybrid, In-Person Employees	National Association of Corporate Directors (NACD)
Industry and Markets
Renewable Energy	Globe & Mail
Bank of Canada and Market Stress	CFA Institute
Energy Transformation	Globe & Mail
Strategic Issues Session – Macro-Economic Outlook for North America	RBC Capital Markets and Barclays
Strategic Issues Session – Business Review and Assessment	RBC Capital Markets and Barclays
Strategic Issues Session – Liquids	RBC Capital Markets and Barclays
Focus Session – Power and Storage	Corey Hessen
Focus Session – Alternative Perspectives on Energy Fundamentals	S&P Global Platts

2022 Management Information Circular	33

2021 Director Education Program Topic	Presented by
Industry and Markets
Strategic Session – Hydrogen Outlook	Nikola Corporation
External Perspectives – Alternative View of Energy Landscape	JP Morgan
The State of the Canadian Economy	TD Bank
The New World of Raising Capital	Business Council of Alberta (BCA)
Critical Thinking for Equitable Energy	Switch Energy Alliance
The Politics of Carbon Pricing in Canada (SCOC Decision) Panels 1 & 2	Canada’s Ecofiscal Commission
Director Series: “A Hydrogen Primer”	Tudor, Pickering & Holt (TPH)
Policy: Prairie Priorities per Prime Minister Special Representative	Hugessen Consulting
Outlook and Perspectives on Global & NAM Energy Sector	HSBC
What Does the Future of Work Hold?	Diligent
The Future of Work in a Distributed Environment	Diligent
World Geopolitical Review	Meghan O’Sullivan Harvard Kennedy School
Multiple Oil and Gas Price and Economic Reviews	Goldman Sachs, Morgan Stanley, International Energy Agency (IEA), HIS, Blackrock
Simmons Energy: Perspectives on EV’s and Renewables/Impacts to Conventional Energy	Simmons Energy Conference
Are Fixed Income ETFs Fixing the Bond Markets?	New York Stock Exchange (NYSE)
A New Presidential Administration: What to Expect from the Capital Markets in 2021	New York Stock Exchange (NYSE)
Blue Economy	KPMG Board Leadership Centre
ESG
The Future Evolution of ESG	Deloitte
A Conversation with Greg Goff: Balancing ESG with Safe and Reliable Operations	National Association of Corporate Directors (NACD)
The Board’s Role in Social Impact Initiatives: Opportunities and Risks	Institute of Corporate Directors (ICD)
ESG Thought Leadership	Borden, Ladner & Gervais (BLG)
Women in Energy – ESG Oversight	PricewaterhouseCoopers (PwC)
Building Empowerment Through a Racial and Gender Equity Lens	BMO
Women Leading the World Through the Pandemic	Institute of Corporate Directors (ICD)
Canada’s Energy Security and the Path to Decarbonization	Deloitte
2021 Annual Regulatory Update: AER & AUC	Osler, Hoskin & Harcourt LLP
A Dialogue with Indigenous Leaders	Institute of Corporate Directors (ICD)
Banking on Carbon Capture and Sequestration	Tudor, Pickering & Holt (TPH)
ESG Update	Hugessen Consulting
Capture The Moment: CCUS Conference	Tudor, Pickering & Holt (TPH)
Director Roundtable - Board Diversity	Alberta Securities Commission
How ESG and the Energy Transition Are Impacting Risk Management	Pilko & Associates
ESG 2.0	Tudor, Pickering & Holt (TPH)
A U.S. Perspective on the ISSB – Global ESG Reporting Standards	KPMG
Sustainable Finance in Canada	Borden, Ladner & Gervais (BLG)
NavexNext Master Class: Environmental, Social & Governance (ESG)	NAVEX Global

Director Orientation

Our orientation program familiarizes new directors with Precision, the drilling and well servicing industry and our expectations of directors. New directors meet with management and receive a comprehensive orientation manual with information about the industry and Precision, including our values and strategic plan, policies and governance guidelines, talent and performance management, succession planning and our annual operating and capital budgets. The CGNRC reviews the orientation manual periodically to make sure the content is current and appropriate.

New directors receive a copy of the charter of each committee on which they serve and access to our electronic board portal where they can review historical information presented and minutes of previous meetings. New directors also meet with each committee chair and with key management representatives for each committee to discuss recent activities and any issues or concerns relating to that aspect of our business or governance practices.

Director Share Ownership Guidelines

We believe that director share ownership is a good governance practice because it ensures directors have a stake in our future success and aligns their interests with those of our shareholders. Our directors are required to own at least two times the amount of their annual retainer in Precision shares within four years of joining the Board. Directors can count shares (held directly or beneficially through a nominee) and deferred share units (DSUs) towards meeting the guidelines. In addition, DSUs cannot be redeemed until a director retires from the Board (see more about DSUs in Appendix B on page 103).

2022 Management Information Circular	34

We use the actual purchase cost or the current market price (whichever is higher) to calculate share ownership. All directors met our ownership guidelines in 2021.

Securities Held (as of March 23, 2022)

The table below shows the number of shares each director owns or exercises control or direction over and their compliance with our Share Ownership Guidelines. Each director has provided information about the Precision shares he or she owns, or exercises control or direction over, and we used $86.65, the closing price of Precision’s shares on the TSX on March 23, 2022 to determine the current market value of their share ownership. We use the actual purchase cost of the shares or the current market value (whichever is higher) to determine whether a director has met the share ownership guidelines.

Name	Precision Shares	DSUs	Cost Basis(1)	Market Value	Guidelines Multiple of Annual Retainer	Meets Guidelines
Michael R. Culbert	5,750	14,826	$1,110,282	$1,782,910	2x	Yes
William T. Donovan	8,061	15,806	$2,501,084	$2,068,076	2x	Yes
Brian J. Gibson	—	16,172	$1,358,526	$1,401,304	2x	Yes
Steven W. Krablin	1,250	24,423	$1,578,893	$2,224,565	2x	Yes
Susan M. MacKenzie	3,225	12,003	$812,648	$1,319,506	2x	Yes
Kevin O. Meyers	2,475	14,764	$1,444,038	$1,493,759	2x	Yes
David W. Williams	3,500	8,067	$444,533	$1,002,281	2x	Yes
Kevin Neveu	65,207	—	$7,845,207	$5,650,187	5x	Yes

Notes:

(1)   Cost basis is calculated using the actual purchase cost of the shares or the actual grant value of the DSUs.

2022 Management Information Circular	35

CORPORATE DIRECTOR COMPENSATION

Our director compensation program is based on four principles:

▪align director interests with Precision’s long-term success

▪attract and retain highly qualified directors with a sufficient range of skills, expertise and experience

▪compensate directors appropriately for their knowledge and contributions

▪be competitive with comparable public companies.

Director compensation is paid only to non-management directors. Mr. Neveu is compensated in his role as CEO (see page 81) and does not receive additional compensation for his role as a management director on the Board.

Aligning Director and Shareholder Interests

Our directors have a substantial financial interest in Precision because they:

▪ receive part of their retainer in DSUs, which tracks the performance of Precision shares

▪ can choose to receive all or some of their cash compensation in DSUs

▪ must meet share ownership requirements within four years of joining the Board.

Our CEO does not receive director compensation.

You can read more about each director’s share ownership beginning on page 35.

Approach

The Board generally sets compensation at or slightly below the median (50th percentile) of a compensation peer group of public companies in the broader oilfield services industry. The Human Resources and Compensation Committee (HRCC) uses this same peer group to benchmark executive compensation (see page 65).

The CGNRC is responsible for reviewing director compensation every year and recommending the appropriate level and mix to the Board for approval. It considers the responsibilities, time commitment, risks, complexity of decision-making, best practices and general market trends in director compensation. It also refers to published compensation surveys and receives independent advice from an external consultant (currently Meridian, the same consultant the HRCC uses for executive compensation).

2021 Director Compensation

Historically, we have paid directors a combination of cash and share-based compensation in the form of DSUs so they have a vested interest in Precision’s long-term success. A DSU is a phantom unit equal to the fair market value of a Precision share. Directors can choose to receive all or some of their annual cash retainer and other fees in DSUs.

The retainer covers all Board and committee memberships and meeting fees as well as other committee meetings directors attend as guests. The CGNRC conducted a comprehensive review of director compensation to determine an appropriate level of retainer that reflects the scope of the duties and time commitment of our non-management directors. The Chair of the Board receives a higher retainer to reflect the scope of the role and increased responsibilities. Directors who serve as a committee chair receive a higher amount to recognize their increased responsibilities and time commitment.

The table below shows the fees we paid to directors for the year ended December 31, 2021.

Name(1)	Cash Fees Earned	Share-based Awards	Option-based Awards	Non-equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total(2)
Michael R. Culbert	$86,505	$194,322	—	—	—	—	$280,827
William T. Donovan	$141,980	$144,175	—	—	—	—	$286,155
Brian J. Gibson	$124,115	$144,175	—	—	—	—	$268,290
Steven W. Krablin	$243,216	$144,174	—	—	—	—	$387,390
Susan M. MacKenzie(3)	$149,126	$144,175	—	—	—	—	$293,301
Kevin O. Meyers(3)	$149,126	$144,175	—	—	—	—	$293,301
David W. Williams	$124,115	$144,175	—	—	—	—	$268,290

Notes:

(1)	Mr. Neveu does not receive director compensation because he is a management director and is compensated in his role as President and CEO.
(2)	Directors’ fees are paid in U.S. dollars. We used an average exchange rate of 1.25369 to convert the fees to Canadian dollars.
(3)

Ms. MacKenzie and Dr. Meyers also attend meetings of the HSE Corporate Responsibility Council and are compensated for their participation as a Board representative. In 2021, Ms. MacKenzie and Dr. Meyers attended four council meetings and each received U.S.$1,500 per meeting as fees.

2022 Management Information Circular	36

Share-based awards is the portion of the annual retainer, meeting and other fees received as DSUs, and does not include any DSUs granted as dividend equivalents for dividends paid on Precision shares. In February 2016, we suspended our dividend as a result of a restricted payments basket limitation in our note indentures.

Directors are also reimbursed for travel expenses relating to Precision business.

We pay the annual cash retainer in U.S. dollars to help us attract and retain strong global talent to the Board, which supports Precision’s long-term global operations strategy towards U.S. and international operations. The flat fee streamlines the compensation structure, caps director fees, and is a common corporate governance practice. They are not eligible to receive incentive awards.

On January 1, 2021, the 20% reduction to the Board’s annual retainer implemented in April 2020 was reversed to pre-reduction levels.

The table below shows the 2021 director fee schedule.

in US$	Cash Retainer	DSU Retainer	Total Annual Retainer
2021 Fixed Annual Retainer
Chair of the Board	$180,000	$115,000	$295,000
Board member who serves as a committee chair	$95,000	$115,000	$210,000
Board member	$80,000	$115,000	$195,000

Outstanding Share-Based Awards

The table below shows all outstanding share-based awards for each non-management director as of December 31, 2021. We calculated the market or payout values using US$35.43, the closing price of Precision shares on the NYSE on December 31, 2021, the final trading day of the fiscal year and an annual average exchange rate of 1.25369.

Non-management directors do not participate in our Omnibus Plan, so they do not have any outstanding option-based or PSU and RSU awards.

Name	Number of DSUs that have not Vested (#)	Market or Payout Value of DSUs that have not Vested ($)	Market or Payout Value of Vested DSUs not Paid Out or Distributed
Michael R. Culbert	—	—	$658,549
William T. Donovan	—	—	$702,062
Brian J. Gibson	—	—	$718,323
Steven W. Krablin	—	—	$1,084,824
Susan M. MacKenzie	—	—	$533,143
Kevin O. Meyers	—	—	$655,783
David W. Williams	—	—	$358,333

Value Vested or Earned During the Year

Our DSU plan implemented in 2012 (2012 DSU plan) provides that DSUs may, at our election, be paid in cash or shares issued from treasury or purchased on the market. The Board, at this time, does not intend to grant from the 2012 DSU plan going forward.

In March 2021, our Board approved a new DSU plan that is settled in cash (2021 DSU plan). Directors can choose to receive all or some of their cash retainer in DSUs. Directors will continue to receive their DSU and cash retainers in four equal quarterly installments throughout the year.

2022 Management Information Circular	37

B - CORPORATE GOVERNANCE AND RESPONSIBILITY

Corporate Responsibility has been at the core of our business philosophy since Precision’s formation. We have always been driven by innovation, creativity and an entrepreneurial spirit combined with our commitment to the safety of our employees, customers, neighbours and the environment.

We manage Precision for the long-term by maintaining excellent governance policies and practices and taking a responsible approach that prioritizes building a durable business that yields long-term value for our stakeholders.

39	A Message from the Chair of the Corporate Governance, Nominating and Risk Committee

40	Our Approach to Governance
	40	High Standards
	40	Disclosure

41	Board Governance
	42	Independence
	42	Avoiding Conflicts of Interest
	43	Board Priorities
	45	Board Effectiveness
	45	Board Succession
	46	Communicating with the Board

47	Committee Reports
	47	Audit Committee Report
	48	Corporate Governance, Nominating and Risk Committee Report
	49	Human Resources and Compensation Committee Report

50	Corporate Responsibility

51	Environment
	51	Target Zero and Climate Change Stewardship
	51	AlphaTM Technologies
	51	EverGreenTM Suite of Environmental Solutions

52	Social
	52	Our Corporate Culture
	52	Our Core Values and Key Beliefs
	52	Employee Safety and Training
	52	Employee Wellness
	52	Diversity, Equity and Inclusion
	53	Talent Management
	53	Philanthropy and Community Engagement
	54	Industry Engagement
	54	Indigenous Relationships

54	Governance
	54	Corporate Governance, Ethics and Compliance
	54	Governance Guidelines
	54	Our Code of Business Conduct and Ethics
	55	Internal Policies
	56	Enterprise Risk Management and Sustainability
	56	Supply Chain Management
	57	Corporate Governance Material Available on Our Website
	57	Board Oversight and Feedback

2022 Management Information Circular	38

A MESSAGE FROM THE CHAIR OF THE CORPORATE GOVERNANCE, NOMINATING AND RISK COMMITTEE

Precision’s Board of Directors is pleased to take this opportunity to highlight several key governance areas of focus we’ve progressed in 2021 and will continue to advance in 2022.

Diversity Begins at the Top

Precision fosters an inclusive culture that encourages contribution of differing perspectives, ideas and experiences. We know that this is achievable with commitment that begins at the top.

With this in mind, we are taking steps to increase the diversity of our Board and are in the process of recruiting another female director to join the Board in 2022. As part of its annual assessment of board effectiveness (described on page 45), the Board undertook a review of the collective qualifications, skills, attributes, and experience required on the Board to ensure oversight of long-term strategy, enterprise risk management and human capital matters. The Board is engaging a leading search firm to assist in the search for a new female director to complement the background and experience of our current Board members.

We look forward to welcoming a new director in 2022 and continuing to drive and support Board diversity in the years to come.

ESG in All We Do

The Board and management review Precision’s Corporate Responsibility strategy annually at the Board Strategic Planning Session. The Company’s ESG material priorities are reviewed and finalized at that time. In addition, quarterly, the HSE and Corporate Responsibility Council and the Corporate Governance, Nominating and Risk Committee review sustainability efforts and results while the Compensation and Human Resources Committee oversees progress on select ESG metrics within the short term incentive plan.

In 2021, “Leading ESG Performance” was defined as a key strategic priority, supporting strengthened customer positioning and growth in revenue and market share. These ESG leadership efforts led to focus on market evaluation, technology advancement and partnerships outside of the oil and natural gas industry. To leverage the industry-leading excellence of our employees, Precision also formalized the creation of employee-led “E” and “S” teams to drive environmental and social efforts and engagement across the organization.

In 2022, Precision will publish its third annual Corporate Responsibility Report aligned with Sustainability Accounting Standards Board (SASB) and Task Force on Climate Related Financial Disclosures (TCFD). The report will describe how we have further refined internal emissions gathering and calculation processes to accurately capture greenhouse gas (GHG) emissions resulting from our operations and equipment. This data will be used to identify opportunities for emissions reductions through efficiency gains, alternate forms of energy, and hydrocarbon fuel use reductions across all operations. Select report highlights are included here starting on page 50 and we encourage you to read our 2021 Corporate Responsibility Report in the coming months for full details on our efforts and results.

Culture Matters

Precision’s Board champions and holds management accountable for an inclusive and collaborative culture that delivers the Company’s strategic objectives by leveraging the best employees in the industry. In 2021, the Company conducted a core value survey to understand and reinforce the desired direction and the tone of our corporate culture. Following review of the results with management and the Board, the “S” Team is now advancing integration of the learnings into Precision’s cultural initiatives for 2022 and beyond.

The Board is proud of Precision’s efforts in these key governance areas in 2021 and look forward to sharing our continued progress in the future. We welcome your feedback.

Sincerely,

/s/ Susan M. MacKenzie

Susan M. MacKenzie

Chair of the Corporate Governance, Nominating and Risk Committee

2022 Management Information Circular	39

OUR APPROACH TO GOVERNANCE

Precision is a public company and our shares are listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE).

We comply with corporate governance guidelines for Canadian companies listed on the TSX, and the NYSE corporate governance standards that apply to us as a foreign private issuer registered with the U.S. Securities and Exchange Commission (SEC).

Our corporate governance practices meet or exceed the guidelines adopted by the Canadian Securities Administrators (CSA) set out under National Policy 58-201 – Corporate Governance Guidelines and the SEC rules that apply to us.

The only major differences between the governance practices set by the TSX and the NYSE standards for U.S. domestic companies listed on the NYSE relate to shareholder approval of equity compensation plans and the external auditor. You can find an explanation in the investor relations section of our website (www.precisiondrilling.com).

High Standards

Our transparent culture of governance and ethical behaviour is fundamental to the way we do business.

We monitor regulatory developments and governance best practices and adopt regulatory changes that apply to us as a dual-listed issuer in Canada and the U.S., and governance practices that are appropriate for us.

The Board reviews our governance charters, guidelines, policies and procedures regularly to ensure they are appropriate and that we maintain high governance standards.

Our following governance charters and policies are posted on our website:

▪	articles of amalgamation
▪	by-laws (including our advance notice policy)
▪	majority voting policy
▪	board and committee charters
▪	corporate governance guidelines
▪	position descriptions for the Chair of the Board, committee chairs and the President and Chief Executive Officer
▪	code of business conduct policy, and
▪	a summary of the main differences between the NYSE corporate governance standards and our governance charters and policies.

The governance disclosure in this Circular meets the requirements under National Instrument 58-101 – Disclosure of Corporate Governance Practices, specific rules adopted by the SEC and Sarbanes-Oxley Act, NYSE rules and Canadian rules relating to audit committees under National Instrument 52-110 – Audit Committees. The Board has approved this disclosure on the recommendation of the Corporate Governance, Nominating and Risk Committee.

Disclosure

We issue timely, fair and accurate disclosure of all material information relating to Precision to keep shareholders and the public informed about our business affairs and activities.

Our Disclosure Policy is critical to maintaining our integrity. Each director, executive officer and employee has an obligation to make sure we conduct ourselves according to the policy and its objectives. We review the policy regularly and update it as appropriate.

2022 Management Information Circular	40

BOARD GOVERNANCE

The Board of Directors oversees the conduct of our business, provides direction to management and ensures that all major issues affecting our business and affairs are given proper consideration. It believes in respect, trust and candor and fosters a culture of open dialogue.

The Board has established three independent standing committees to help it carry out its responsibilities effectively. It may also create special ad hoc committees from time to time to deal with other important matters. It may also delegate certain responsibilities to management from time to time, as permitted by law.

SHAREHOLDERS

BOARD OF DIRECTORS

Responsible for the stewardship of our business

AUDIT COMMITTEE

Responsible for our financial reporting, internal control systems and external auditors

CORPORATE GOVERNANCE, NOMINATING, AND RISK COMMITTEE

Responsible for corporate governance, enterprise risk and board composition and assessment

HUMAN RESOURCES AND COMPENSATION COMMITTEE

Responsible for human resources programs, compensation governance and executive compensation

ADHOC COMMITTEE

Special committees created by the Board

External Auditors

Independent Advisors

MANAGEMENT

Each committee has a charter and each committee chair has a position description which is approved by the Board. Led by the committee chair, each committee sets annual goals with its members and management, taking into account the committee charter, our strategic vision, the annual business plan and issues raised through our engagement with shareholders or governance organizations. Each committee assesses progress made towards annual goals quarterly.

You can read more about the committees beginning on page 47 and find the committee charters and position descriptions on our website (www.precisiondrilling.com).

2022 Management Information Circular	41

Independence

A majority of the directors must be independent for the Board to carry out its duties and responsibilities effectively. Seven of our eight nominated directors (88%) are independent.

The Board determines whether each director is independent, using criteria that meet the CSA’s standards as set out in National Instruments 52-110 and 58-101, National Policy 58-201 and the NYSE corporate governance standards. The Board has determined that only Mr. Neveu is not independent because of his role as President and Chief Executive Officer.

A director is considered independent if he or she does not have a direct or indirect material relationship with us. A relationship is material if it could reasonably be expected to interfere with a director’s ability to exercise independent judgement.

Strong and Committed Board

▪    The majority of our directors are independent

▪    All directors have senior leadership experience and they represent a diverse mix of skills and experience

▪    All directors attended all board meetings and their respective committee meetings in 2021.

Directors must provide the CGNRC information about their business and other relationships they have with Precision (and our affiliates) and senior management (and their affiliates) when they join the Board ad annually thereafter. They must advise the CGNRC if there is a material change to their circumstances or relationships that could affect the Board’s independence assessment. In 2021, the CGNRC determined that no material relations exist between Precision and the independent directors based on the completed questionnaires about employment history, affiliations, and family and other relationships.

Independent Chair

Steven Krablin has served as the Chair of our Board since May 2017 and is an independent non-executive director. Mr. Krablin has been a Precision director for approximately six years – you can read more about Mr. Krablin in his profile on page 25.

The Chair provides leadership to the Board, is responsible for its effective functioning and is the primary liaison between the Board and management. Duties include:

▪	ensuring we adopt and comply with procedures that allow the Board to conduct its work effectively and efficiently
▪	setting the agenda for Board and shareholder meetings, presiding as Chair at all Board and shareholder meetings and ensuring there is free and open discussion at each meeting
▪	ensuring the Board receives timely and relevant information
▪	ensuring the Board reviews and approves corporate strategy developed by management, and
▪	monitoring the implementation of our corporate strategy.

The Board approved a written position description for the Chair and reviews it every year. The position description is available in the corporate governance section of our website (www.precisiondrilling.com).

Meeting In Camera

The independent directors meet without management at every Board and committee meeting. The Board met eight times in 2021. Board and committee meetings do not run for a fixed length of time, so directors have sufficient time for open and frank discussions about the agenda items and any issues of concern.

Avoiding Conflicts of Interest

The Board strives to make all decisions in the best interests of Precision and considers the interests of our shareholders, customers, employees, suppliers, communities where we operate, the environment, governments, regulators and the general public.

Directors must also disclose if at any time they face potential conflicts of interest related to our business. Some directors may hold management or director positions with customers or other oilfield service providers that may be in direct competition with us. Some may also be involved with entities that periodically provide financing or make equity investments in companies that compete with us. Any conflicts are subject to the procedures and remedies set out under the Business Corporations Act (Alberta). If directors find themselves in a conflict of interest, they will advise the Chair and abstain from participating in any discussions and voting on the matter or excuse themselves from the meeting. Directors are required to complete the Code of Business Conduct and Ethics (the Code) training and confirm annually (or as needed) that no conflict of interest exists.

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Board Priorities

Strategy and Budget

The Board is responsible for our strategic direction and approves our strategic plan annually.

Management develops the strategic plan and assesses strategic issues with the Board throughout the year. We hold an annual strategic planning session with the Board and management to review the strategic plan, discuss strategic issues, identify corporate opportunities and evaluate material risks facing our business. We also perform a look-back assessment of key strategic initiatives and recalibrate the strategic plan based on our progress, and establish annual corporate goals and objectives aligned with our strategic initiatives.

The Board also holds an annual budget planning meeting with management to review and approve the business plan and the operating and capital budgets for the coming year.

The Board must approve all significant transactions, including key borrowing and financing decisions.

Risk Oversight

We face many risks as part of our business activities, including operating, financial, governance, health and safety, environmental, cybersecurity, compensation, strategic and reputational risk (you can read more about our risks in our Annual Information Form, and a discussion of compensation risk on page 63).

The Board maintains a very active approach overseeing the internal risk function. The Board performs timely review of all risk-related matters, including assessment of Precision’s internal risk matrix and receiving quarterly updates from its delegated Internal Risk Committee. In addition, management provides regular comprehensive updates on risk to the Board and committees regularly (you can read more about our Enterprise Risk Management (ERM) program on page 56).

The Board has overall responsibility for risk oversight and assigns specific risks to its committees:

Committee	Risk Responsibilities
Audit	Oversees financial risks
Human Resources and Compensation	Oversees compensation risk and talent management and succession risk
Corporate Governance, Nominating and Risk	Oversees overall governance and risk management framework

Cybersecurity is a critical component of our risk management program. The Board devotes significant time and attention to overseeing cyber and information security risk. The CGNRC is charged with oversight of risk related to cybersecurity and operational resiliency. The Chief Administrative Officer provides a comprehensive cybersecurity report to the CGNRC at each meeting.

You can read about the specific activities of each committee beginning on page 47.

Internal Controls

The Board is responsible for overseeing the integrity of our internal controls and management information systems, and delegates oversight responsibility for the controls over accounting and financial reporting systems to the Audit Committee.

The Board and Audit Committee ensure that public reporting of our financial information is reliable and accurate, our transactions are appropriately accounted for, and our assets are safeguarded. Every quarter:

▪	management establishes and maintains an adequate system of internal control over financial reporting, and updates the Audit Committee
▪	the Chief Financial Officer presents our financial results and forecasts to the Audit Committee
▪	we conduct an enterprise-wide certification process to reinforce risk accountability and compliance at all levels, and
▪	management reviews the results and updates the Board.

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Management evaluated the effectiveness of our system of internal control over financial reporting and concluded that the system was effective in providing reasonable assurance as of December 31, 2021. KPMG audited our internal controls over financial reporting as of that date and provided an unqualified opinion. It also provided an unqualified opinion on our consolidated financial statements for the 2020 and 2021 fiscal years.

CEO Oversight

The CEO is appointed by the Board and is responsible for leading our day-to-day business. His key responsibilities include articulating our vision, developing and implementing a strategic plan that is consistent with our vision, and focusing on creating value for shareholders.

The CEO’s annual objectives are specific and quantifiable. The HRCC recommends the CEO’s annual objectives to the Board for approval and the full Board assesses the CEO’s performance against these objectives at the end of the year.

The Board has approved a position description for the CEO, which is available in the corporate governance section of our website (www.precisiondrilling.com).

The Board has established clear limits of authority for the CEO. These mainly relate to his financial authority, approval of significant or material transactions and any departures from the strategic plan. The CEO is accountable to the Board, and the Board conducts a formal review of his performance every year.

Succession Planning

The HRCC oversees succession planning for the CEO and other key roles and has an emergency succession plan if something unexpected happens.

Management provides annual updates to the HRCC, and the CEO meets in camera with the HRCC every year to review the depth of the talent pool and succession capacity for critical roles.

Our succession strategy is a combination of promotion from within and external recruitment for key positions. This ensures a smooth and timely transition at senior levels, minimizes disruptions caused by changes in leadership and maintains consistency in business strategy, practices and culture.

The Board considers a range of skills, experience and diversity, including the proportion of female executives, when considering executive appointments. We have not, however, established gender targets because we believe the skills, qualifications and attributes of the candidate and needs of the organization are the most critical factors in making leadership decisions. We believe the potential for strong leadership skills begins early in a person’s career, fostered by exposure to a broad variety of business opportunities, life experience, and leadership roles with increasing levels of scope and responsibility.

Our objectives are to have high performers in key roles across the organization and to ensure we have a stream of talented people to fill these roles in the future. Developing our people and filling most vacant positions from within helps retain high potential employees, while external recruiting allows for different perspectives and fresh thinking from outside the Company.

Management focuses its attention on all levels of leadership to ensure that there is a well-trained, highly capable talent pool, who have a broad range of business and functional experience and can contribute to a collaborative culture and support our values for building a sustainable and productive organization.

Talent Management Strategy

▪  Acquire and retain high potential people early in their career

▪  Selectively hire seasoned executives and senior managers

▪  Identify and assess high performers and develop those with potential

▪  Engage talent while monitoring employee development to drive high performance and retention, and

▪  Provide high potential candidates with opportunities to present to the Board and invite them to Board functions where they can interact with directors and senior executives informally.

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Board Effectiveness

The Corporate Governance, Nominating and Risk Committee implements a comprehensive process for assessing board, committee and director effectiveness annually. This is a key mechanism for board renewal because it involves evaluating the performance, skills and contribution of each director. Through action plans, feedback and monitoring of progress, the CGNRC and Board can ensure continuous improvement of the Board’s effectiveness.

BOARD ASSESSMENT

The Chair of the CGNRC conducts formal assessments of the Board and committees and the Chair of the Board interviews each Director. The assessment process covers the following topics, among others:

▪      Ideal qualities and skills of an effective Board

▪      Board Charter and Position descriptions of the Chairs of the Board, and

▪      Results of the board evaluations are shared with directors and areas of improvements are reviewed and aligned with the board and committee goals.

COMMITTEE ASSESSMENT

Each committee Chair receives a peer evaluation, and each committee completes an assessment of its:

▪      Ideal qualities and skills of an effective committee, and

▪      Performance against the goals it sets for the year.

Each committee reviews their Charter and position description. The CGNRC also reviews the Board Charter and Chair of the Board position descriptions.

DIRECTOR ASSESSMENT

The Chair of the CGNRC conducts the assessment of the directors. They also assess each other and conduct a self-assessment. Director assessment has four components:

▪      Individual interviews with the Chair of the Board

▪      A peer assessment

▪      An evaluation questionnaire to gather data to assess board skills, performance, qualities, and individual contributions, and

▪      A self-assessment.

Directors offer input on ways to enhance the effectiveness of their peers and the Board.

FEEDBACK

The Chair of the CGNRC summarizes the assessment findings and proposes actions for review with the CGNRC and approval of the full Board where needed. The Chair of the Board then discusses the results of the individual evaluations with each director. The evaluation process also includes a review of potential gap areas based on the skill matrix. Directors are also asked to highlight top areas of expertise and rank skills in the matrix based on experience. Directors receive personal feedback on their progress over the year and peer feedback from the Chair of the Board, as described above.

Board Succession

The CGNRC is responsible for recruiting new directors and qualified candidates as identified by the Board, management and shareholders from time to time.

1.	Tenure and Term Limits

The Board has decided not to establish term limits or a mandatory retirement policy at this time to avoid the possibility of prompting higher turnover and forcing experienced members to leave the Board prematurely, causing the Board to lose continuity and momentum.

The average tenure of our nominated directors is approximately nine years. Over the past seven years, five directors have retired, and four new directors have joined the Board. This successful and voluntary Board refreshment strategy continues to support our decision not to establish term or age limits.

The CGNRC reviews the Board’s position on term limits and a mandatory retirement age periodically.

2.	Commitment to Diversity

New director candidates are assessed against criteria approved by the Board, the qualities and skills of the current Board and any gaps in the current mix. This year the Board has determined that it is important to increase diversity among the Board members and is retaining a national search firm to recruit a female director by the end of 2022.

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The CGNRC will assess female candidates based on merit, examining their industry knowledge, financial acumen, leadership skills, depth of exposure to various markets and understanding of our business and customers. It will also consider diversity factors such as age, ethnicity and geographic background so the Board benefits from the broader exchange of perspectives through diversity of thought, background, skills and experience. You can read about the Board’s skills on page 32 and our diversity policy on page 52.

The CGNRC is also responsible for the orderly succession of the Board Chair position. The CGNRC, as appropriate, uses its director assessment, review of the skills matrix and results of the Board assessment process to identify suitable candidates for assuming the role of Board Chair. The new Board meets following the annual meeting to review the outcome of the meeting and to elect its new Chair.

3.	Nominating Directors

The Board nominates directors for election (or appoints them to the Board between annual meetings) if they have an appropriate mix of skills, knowledge and business experience.

A shareholder can nominate a candidate for election by submitting the person’s name, background, qualifications and experience to our Corporate Secretary. Our by-laws require shareholders to give us advance notice of any proposal to nominate a director for election to the Board, if the nomination is not made by requesting a meeting, or by making a shareholder proposal following the procedures set out in the Business Corporations Act (Alberta):

▪

Annual shareholders’ meeting – we must receive notice 30 to 65 days before the meeting. If the meeting will be held less than 50 days after we announce the meeting date, notice must be given within 10 days of the announcement of the meeting.

▪	Special shareholders’ meeting called to elect directors (that is not also an annual general meeting) – notice must be given within 15 days of the announcement.

  The notice must include information about the proposed nominee and the shareholder making the proposal.

This requirement ensures all Precision shareholders (including shareholders voting by proxy and those voting in person at the meeting) receive adequate notice and information about each nominated director so they can make an informed voting decision.

All nominations are forwarded to the Chair of the CGNRC to present to the CGNRC for consideration.

Communicating with the Board

The Board believes in the importance of ongoing engagement with shareholders to understand their concerns and sentiment and having a constructive dialogue about governance, executive compensation and other matters. The Board engages in and initiates regular shareholder outreach.

The annual advisory vote on ‘say on pay’ is one way we receive formal feedback on executive compensation matters.

We expect the nominated directors to attend the annual meeting of shareholders, and to be available to speak to shareholders.

Shareholders can contact the Board, the Chair of the Board, or any of the committees or directors through the Corporate Secretary:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta T2P 1G1

Attention: Corporate Secretary

corporatesecretary@precisiondrilling.com

Phone: 403.716.4500

Fax: 403.264.0251

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COMMITTEE REPORTS

Audit Committee Report

Chair	Members

William T. Donovan	Michael R. Culbert	Brian J. Gibson	Steven W. Krablin	David W. Williams

Each member of the Audit Committee must be independent and financially literate to meet regulatory requirements in Canada and the U.S., and the NYSE corporate governance standards. The Board looks at the director’s ability to read and understand the financial statements of a business similar in complexity to Precision to determine whether a director is financially literate. The Board has determined that each member of the Audit Committee is independent and financially literate within the meaning of National Instrument 52-110 and the corporate governance standards of the NYSE.

Mr. Culbert, Mr. Donovan, Mr. Gibson, Mr. Krablin and Mr. Williams are considered audit committee financial experts under the SEC rules because of their training and experience.

The Audit Committee has three main areas of responsibility:

Financial Reporting

Oversees the quality and integrity of financial reporting and reviews the following to provide recommendations to the Board for approval:

▪	annual audited financial statements and MD&A, and
▪	quarterly financial statements and MD&A.

Internal Control Systems

Oversees the quality, integrity and performance of our internal control systems for finance and accounting, our internal audit function and our disclosure controls. The Audit Committee receives reports annually on the following:

▪	our disclosure controls and practices
▪	our internal controls over financial reporting
▪	the timetable and process for the CEO and CFO to certify the accuracy of our quarterly and annual securities filings, and
▪	the work product of our internal audit group.

External Auditors

Responsible for critical audit matters and oversees the external auditors (currently KPMG LLP):

▪	appoints the lead audit partner
▪	reviews the external auditors’ annual audit plan, fees, qualifications, performance and independence
▪	pre-approves all auditing services and non-audit services that the external auditors provide to ensure they remain independent, and
▪	reviews the results of all reports of the external auditors, including the external auditors’ report to shareholders.

 The Audit Committee is also responsible for overseeing:

▪	compliance with laws and regulations relating to financial reporting
▪	compliance with the provisions of the Code of Business Conduct and Ethics relating to financial reporting matters, and
▪	certain financial risks delegated by the Board.

The Audit Committee reviews the Audit Committee charter and position description for the Audit Committee Chair annually.

You can find more information about the Audit Committee in our Annual Information Form, filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The Audit Committee met five times in 2021 and met in camera without management present at every meeting. It also met separately with the Director of Audit Services and with KPMG at these meetings.

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Corporate Governance, Nominating and Risk Committee Report

Chair	Members

Susan M. MacKenzie	William T. Donovan	Brian J. Gibson	Steven W. Krablin	Dr. Kevin O. Meyers

The Corporate Governance, Nominating and Risk Committee (CGNRC) is responsible for overseeing compliance with current governance requirements and monitoring emerging issues, developing and implementing governance best practices, and overseeing our approach to enterprise risk management. It is also responsible for conducting director assessments and developing director compensation programs.

Board Operations

Oversees the Board operations from a governance perspective:

▪	assesses the size and composition of the Board and committees
▪	ensures directors have access to continuing education programs, and
▪	oversees directors’ compliance with our Code of Business Conduct and Ethics.

Director Compensation

Develops a competitive director compensation package with advice from independent external consultants (currently Meridian Compensation Partners):

▪	reviews director compensation every year, and
▪	recommends director compensation to the Board for approval.

Board and Director Assessment

Assesses the overall effectiveness of the Board and committees:

▪	develops and implements an evaluation process for continuous improvement in the performance of the Board, its committees, and individual directors
▪	assesses the skills appropriate for an effective Board and identifies any gaps in skills or experience when recruiting new director candidates, and
▪	maintains a Board succession plan that meets our needs and the interests of shareholders.

Director Nominations

Recommends to the Board suitable director candidates for nomination for election:

▪	assesses each director’s competencies and skills and reviews the ideal qualities and skills for an effective Board
▪	assesses new candidates on skills, qualifications and attributes against criteria approved by the Board
▪	recommends the most qualified people to the Board for consideration
▪	oversees an orientation program for new directors, and
▪	monitors Board diversity and prepares the annual report for the Board.

Corporate Governance Principles

Carries out corporate governance initiatives:

▪	evaluates our approach to corporate governance to ensure we continue to comply with corporate governance requirements
▪	assesses and implements evolving good governance practices and standards
▪	reviews key corporate policies including the Code of Business Conduct ad Ethics and the Insider Trading and Disclosure policies
▪	reviews and monitors corporate responsibility strategy progress and disclosure
▪	assesses management’s annual diversity report, and
▪	reviews the Board and CGNRC charters and position descriptions for the Chair of the Board, CEO and CGNRC Chair.

Enterprise Risk Management

Ensures Precision actively evaluates its business risks:

▪	evaluates our approach to enterprise risk management to ensure we assess risks that may impede achievement of our business objectives
▪	reviews our insurance programs and our emergency response plan
▪	oversees our foreign anti-bribery and anti-corruption practices
▪	oversees our cybersecurity risk management, and
▪	reviews our processes to mitigate risks and manage risks within acceptable tolerances, as established by management and reviewed with the CGNRC.

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The CGNRC met four times in 2021 and met in camera without management present at every meeting. The CGNRC also reviews and approves its charter and position description for the CGNRC Chair annually.

Human Resources and Compensation Committee Report

Chair	Members

Dr. Kevin O. Meyers	Michael R. Culbert	Steven W. Krablin	Susan M. MacKenzie	David W. Williams

The Human Resources and Compensation Committee (HRCC) is responsible for human resources and compensation governance, talent management, succession planning, other employee-wide programs, and all matters relating to executive compensation.

Executive Compensation

Consults with management and seeks advice from an independent external consultant (currently Meridian Compensation Partners) to develop our compensation philosophy and reviews all compensation policies and programs for our executives and recommends them to the Board for approval.

The HRCC’s review and recommendations include:

▪	the annual corporate goals and objectives for the CEO and other executive officers
▪	assessment of their performance against those goals and objectives
▪	the compensation for the CEO based on the HRCC’s assessment with advice from an independent consultant
▪	the compensation for the executive officers based on the CEO’s evaluations
▪	a review of our compensation program for the CEO and other executive officers, and
▪	employment contracts with the executive officers.

The HRCC is also responsible for assessing compensation risk and overseeing the development and implementation of compensation programs, including incentive and equity-based plans.

Talent Management and Succession Planning

Monitors succession planning for the CEO and other key roles:

▪	reviews the succession planning process for the CEO, executive officers and all key positions
▪	develops a contingency plan, identifying replacements who can immediately step into those positions in the case of an emergency, and
▪	identifies other candidates who have the potential to fill senior executive and other key positions and oversees their development progress in our talent management system.

Other Major Human Resources Programs

The HRCC is responsible for overseeing the development and implementation of programs aimed at:

▪	employee recruitment and retention
▪	employee development, including performance management, training and development, and talent management, and
▪	administration of pensions and benefits.

The HRCC is responsible for reviewing and approving the executive compensation disclosure that management prepared for this Circular.

The HRCC met five times in 2021 and met in camera without management present at every meeting. The HRCC reviews the HRCC charter and position description for the HRCC Chair annually.

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CORPORATE RESPONSIBILITY

ESG in All We Do

In 2021, we continued to focus on the areas determined to be material to Precision in the 2020 materiality assessment review cycle. We focused our efforts on adopting proactive and sustainable means to ensure ESG is accounted for in all that we do. Foundational elements were put in place to drive these efforts for years to come through the creation of our “E” (Environmental) and “S” (Social) teams comprised of high-performing employees to drive environmental and social efforts across the organization. We also aligned our second annual Corporate Responsibility Report, found on the Sustainability section of our website, with the Sustainability Accounting Standards Board (SASB) and Task Force on Climate Related Financial Disclosures (TCFD) frameworks.

In addition to the health, safety and environmental (HSE) performance targets that have been included in our short-term incentive plan (STIP), over the past several years, we expanded the impact of our Corporate Responsibility goals of the plan to include requirements focused on implementation of technology and initiatives to reduce our environmental footprint and those of our customers. All salaried, non-exempt employees are eligible for the STIP program, creating a stronger incentive for our employees to take ownership in the success of these efforts. One of these new metrics included increasing our reporting alignment to SASB and TCFD frameworks. This resulted in an 81% alignment with the applicable elements of these standards in our 2020 Corporate Responsibility Report (published July 2021).

With the importance of ESG, as well as the growing depth and complexity of related information, we have made a shift to include the majority of our ESG-related sharing and disclosure in our annual Corporate Responsibility Report, typically released in the second quarter of each year. Select highlights and summary materials are included in our annual disclosure documents, and we encourage our stakeholders to watch for the release of our 2021 Corporate Responsibility Report in the coming months for full details on our efforts and results.

For more detailed information on our ESG efforts, our full Corporate Responsibility reports can be found on our website.

Our Commitment to Corporate Responsibility

In 2021, we continued to deliver on our multi-year corporate responsibility strategy by developing and completing the following initiatives:

▪	substantially aligned the annual Corporate Responsibility Report with TCFD and SASB reporting frameworks
▪	created the “E” and “S” Teams comprised of high-performing employees focused on driving intentional environmental and social efforts across the organization and with our customers
▪	expanded ESG in our STIP scorecard by adding targeted environmental and social metrics
▪	created and launched the EverGreenTM product line to brand and differentiate our products and technologies aimed at reducing environmental impact
▪	refined emissions data gathering and calculation processes
▪	committed to recruit an additional female director by the end of 2022
▪	continued our long-term strategic alliance with Shock Trauma Air Rescue Services (STARS) in Canada
▪	increased employee volunteer hours year over year
▪	implemented an ongoing formal work from home program for our office-based employees
▪	conducted a core value survey to drive employee ownership of our values and direction, and
▪	enhanced our crisis management capabilities with the addition of a ransomware cyber response playbook.

ESG Materiality

In 2021, we maintained our focus on the following areas, identified during the 2020 materiality assessment review cycle:

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ENVIRONMENT

Target Zero and Climate Change Stewardship

Our Health, Safety and Environmental strategy continues to guide us toward Target Zero – our commitment to minimizing impact to our employees, the environment, and to the communities in which we operate. We recognize climate change as an important global risk and we actively monitor developments that have the potential to impact our business, our customers, and the environment.

In 2021, we refined our internal emissions gathering and calculation processes to more accurately capture GHG emissions resulting from our operations and equipment. This data is being used to identify opportunities to reduce emissions through efficiency gains, alternate forms of energy, and hydrocarbon fuel use reductions across our operations.

While many operational decisions are still within the control of our customers, we have focused a significant amount of our internal resources on developing technology that will ensure that the safest and most environmentally friendly drilling options will also be the best financial options for our customers. This focus has resulted in an unprecedented adoption of our Alpha™ Technologies that improve drilling efficiency, as well as our new EverGreenTM Suite of Environmental Solutions such as battery energy storage systems (BESS) and real time fuel consumption and emissions monitoring equipment.

Environmental goals played a much larger role in our STIP in 2021 than ever before, with challenging targets laid out for our operations, technical, and marketing teams. These included:

STIP Target Area	Results
Develop and implement GHG emission monitoring / quantification systems	3 systems developed and deployed in the field, including real-time monitoring dashboards
Implement lower carbon power systems or technologies	2 lower carbon power systems developed and deployed in the field, with additional systems contracted for deployment in early 2022
Launch and commercialize environmental solutions brand, including marketing strategy around ESG efforts	Development and launch of EverGreenTM suite of environmental solutions; official press release announcing creation of “E” Team and EverGreenTM; 49 ESG-focused social media posts
Initiate environmental initiatives targeting Company facilities, fleet, or controlled operations	Initiated LED lighting project for Nisku Drilling Support Centre for installation in 2022 to significantly reduce facility energy use; Implemented recycling program at Calgary office location

AlphaTM Technologies

Precision finished 2021 with 47 AC Super Triple AlphaTM rigs equipped with our AlphaAutomationTM platform, a 26% increase from the beginning of 2021. Our fourth quarter paid AlphaAppTM days increased 50% compared with the third quarter of 2021 and 490% compared to the fourth quarter of 2020. Precision added Alpha™ capabilities to 17 rigs in 2021. This growth in our AlphaTM product line directly impacts the environmental footprints of our customers by consistently reducing drilling days, engine run time, and associate emissions.

EverGreenTM Suite of Environmental Solutions

Precision’s EverGreenTM suite of environmental solutions was launched in 2021, differentiating our new and existing products specifically aimed at quantifying and reducing the environmental impact of drilling operations at the wellsite.

As part of our EverGreenEnergyTM sub-product line, our new battery energy storage system was field-tested and validated to provide significant reductions in hydrocarbon fuel use, and in turn a similar reduction in emissions and fuel cost. This successful testing resulted in customer agreements for five units scheduled for deployment in 2022 and several additional pending commitments with timing predicated on supply chain constraints.

We also completed testing and field-hardening of our Integrated Power & Emissions Fuel Monitoring System (System), part of our EverGreenMonitoringTM sub-product line, which is capable of measuring and communicating real-time wellsite GHG emissions. By the end of April 2022, we expect to have eight Systems deployed, providing our customers with real-time insight into the correlation between power demand, fuel consumption, and resulting GHG emissions throughout the well construction process. Capturing and analyzing this data across different rigs, well profiles, engine types, and geographic areas will meaningfully improve both Precision’s and our customers’ understanding of the variability of land drilling GHG emissions and help operate power generating equipment with optimal fuel consumption and carbon footprint efficiency.

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SOCIAL

Our Corporate Culture

Our commitment to creating a work environment where employees feel safe, respected, satisfied, and appreciated is our highest priority. We understand the importance of building a culture that will provide Precision with a competitive advantage over not only our direct oilfield service peers, but other employers in the areas where we operate. To foster our culture, we have developed the “S” team which is comprised of our Passionate People who bring a wide range of ideas, perspectives, skills, and cultures to Precision.

Our Board champions and holds management accountable for our highly collaborative culture through active oversight and input on initiatives driven by management. Annually, we conduct focus group sessions and culture surveys with our employees in the field and in our corporate offices. During these focus groups, we gather information on our employee’s experience and get feedback on our strengths and key areas of focus. These are summarized, action plans are created, and we annually report a summary of our efforts to the Board. In 2021, over 1,200 employees participated in this process.

Our Core Values and Key Beliefs

Our Core Values and Key Beliefs successfully promote a culture of integrity and accountability. By creating a feeling of personal ownership and a culture of hard work, innovation and productivity, our Core Values and Key Beliefs encourage an environment that brings out the best in each of us. Our Core Values drive our culture, as they are foundational to how we approach our business. From the top down, the commitment to these values helps ensure we are moving in the right direction with a ‘Down to Earth’ common sense purpose among our employees.

Our Key Beliefs are fundamental to how we operate our business every day. They are how we want our employees to act, interact, and be perceived. We encourage our employees to personify and validate our Key Beliefs, as they set the high expectations we expect at all levels of our Company, both in the field and in our corporate offices. The Key Beliefs are defined so that they recognize the intelligence and maturity levels of our organization and provide a fundamentally strong set of positive guidelines for our employees to embrace and abide by no matter the circumstances.

Employee Safety and Training

Employee safety is embedded in all that we do at Precision, from job planning and management of change to the critical task assessments and safety observations our employees perform onsite every day. We deliver High Performance and High Value service to our customers without compromising the health and safety of our employees or those in the communities in which we work.

Precision’s commitment to provide world-class comprehensive training and development to our employees can be seen through the extensive instructor-led and virtual courses delivered. In 2021, over 2,400 employees were trained on Precision’s culture, rig roles and responsibilities, well control, tools, and equipment, HSE standards, leadership and communication. A specific focus on new employee development is driven through our Short-Service Employee (SSE) program, which is catered to rig-based employees with low levels of experience to ensure they are well positioned for long-term success at Precision.

During the first six months with Precision, these employees are paired with a mentor and put through various tasks under supervision to ensure they adapt to our culture, develop a safety-first mentality, and enable them to perform their duties to the best of their ability. In 2021, we dedicated 1.5 million hours of training to approximately 1,200 SSEs.

Employee Wellness

Employees are provided tools to care for their mental and physical health. Precision offers competitive benefit packages to all eligible employees throughout the organization, including health, vision, and dental plans. We also offer a multitude of formal programs to assist employees in achieving physical, mental, and financial well-being, including our Employee Assistance Program that provides confidential counseling for personal issues, financial planning resources, beneficiary financial counseling, will preparation and legal assistance.

Diversity, Equity and Inclusion

Employee Diversity, Equity & Inclusion

Delivering strong operational and financial results in today’s environment requires the expertise and positive contributions of every Precision employee. We seek to bring a diverse range of thoughts, experiences, and points of view to complement our strategy and decision-making process. Therefore, we have made a commitment to be an inclusive workplace free from discrimination, harassment, workplace violence and retaliation. Our diversity, equity and inclusion policy prohibits discrimination of any kind and promotes diversity and inclusivity among our employees, management, and the Board.

Each year our employees are required to participate in and complete courses on Diversity, Equity, and Inclusion, and Discrimination and Harassment. In 2021, courses were completed by approximately 3,900 employees, globally.

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Management Diversity

Increasing diversity at the management level is essential to maintaining our competitive advantage and is a factor in managing our talent pool and making strategic hires.

The executive leadership team reviews the talent pool regularly and considers the individual’s development, industry experience, background, race, gender, and other factors before recommending executive appointments to the Board for approval. The Board also considers the representation of women and geographic diversity, among other factors, in executive positions when reviewing the management succession plan and approving executive appointments. We do not have specific gender targets as we believe merit of the candidate and needs of the organization must be paramount. 20% (one) of our executive officers are female.

Board Diversity

When recruiting new directors, the CGNRC considers candidates on merit. It considers our vision and business strategy, the skills and competencies of the current directors, any gaps in Board skills, and the attributes, knowledge and experience new directors should have to best enhance our business plan and strategies. The CGNRC also considers diversity as part of this process, including the level of female representation on the Board. When assessing Board composition or identifying suitable candidates for appointment to the Board, the CGNRC will include a slate of minority candidates for all open Board seats.

This year the Board has committed to recruit an additional female director by the end of 2022. We believe that this is an important step in increasing diversity in our Board.

Reporting and Accountability

The Human Resources department reviews the structure, size, pay equity and composition of our workforce annually and prepares a report for the Chief Administrative Officer and the Chief Executive Officer. Similarly, the executive leadership team meets regularly to assess its optimum composition, and annually provides a report to the CGNRC.

The CGNRC also monitors Board diversity and prepares an annual report for the Board that includes information about factors to consider when recruiting new directors.

Talent Management

Events of the previous two years have created a challenging labor market. We strive to recruit and retain high-performing, Passionate People throughout every level of our Company. Precision has responded with strategic recruitment marketing efforts both in the field and for our corporate support roles. We have also worked hard during this period to ensure the value proposition we provide in the ways of pay and benefits remains competitive and engages our employees. We have implemented systems and processes that help us execute our talent management strategy to maintain a well-trained, highly competent, and capable talent pool, both in the field and corporate positions with a broad range of business experience throughout market cycles as well as during the COVID-19 pandemic where in-person development was difficult. Our Learning and Training departments have utilized our communications platforms and internal learning systems to find inventive ways to provide learning and development opportunities leveraging our in-house technical expertise.

University Internship Programs

In 2021, we were excited to bring back our internship program after a year off in 2020 due to COVID-19. Precision initiated industry exposure efforts by broadening students’ technical education and familiarity with our industry through Career Days. In 2021, we hosted 20 interns from over 13 universities working in Canada and the U.S, with nationalities represented from North and South America, Western and Southern Africa, Southeast Asia, and Northern Europe. We believe our internship program provides an important talent pool for our future permanent hires and provides participants with practical experience that cannot be obtained in the classroom and is an excellent introduction to the oil and natural gas industry.

Philanthropy and Community Engagement

We are proud to invest in causes that are important to our employees, customers, and the communities where we operate. Throughout 2021, our “PD Cares“ corporate giving program contributed to several exceptional health and human services organizations and youth programs. Due to the COVID-19 pandemic, our community engagement opportunities have been limited compared to previous years.

As part of our employee engagement strategies, we offer Company-supported social activities to promote philanthropy and community engagement collaboration, work-life balance, and interaction with the families of our employees. We also hold annual wellness campaigns to support the health and well-being of our employees and hold ticket draws to concerts, sporting events, and other entertainment events to provide employees with social opportunity incentives.

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For over 30 years, one of our proudest partnerships in Canada has been with the STARS Foundation which provides rapid and specialized emergency care and transportation for critically ill and injured patients. STARS operates 24/7 bases in Calgary, Edmonton, Grande Prairie, Regina, Saskatoon, and Winnipeg which are well aligned to provide critical support to remote field operations and employees both on and off the job residing across Western Canada.

In 2021, we also continued our multi-year partnership with the Heritage Park Society of Calgary to support the Natural Resources Project, “Keeping Alberta’s Story Alive.” The Heritage Park Society restores, builds, and creates programs in the Natural Resources Area for the education of nearly 700,000 annual attendees and students at Heritage Park.

Industry Engagement

Our commitment to the energy industry is evidenced by our participation in several non-profit organizations, such as the Canadian Association of Energy Contractors (CAOEC), International Association of Drilling Contractors (IADC), the Modern Miracle Network and the Fraser Institute.

▪

Kevin Neveu is an active member of IADC’s Executive Committee, serving as Chair in 2019. Mr. Neveu is also a member of the advisory council for the School of Public Policy at the University of Calgary, influencing the strategic approach to public policy in Canada.

▪	Gene Stahl, our Chief Marketing Officer, has served on IADC’s board and Executive Committee since January 2020.
▪

Ross Pickering, Senior Vice President, Global Operations Excellence, has been a Director of CAOEC for 13 years and served as Chair of CAOEC from 2012 through 2014. He is currently CAOEC’s Vice Chair and Incumbent Chair until 2022. Mr. Pickering also joined the Board of Directors for Energy Safety Canada in 2021.

▪	In 2021, Darren Ruhr, Chief Administrative Officer, began serving as co-chair of IADC’s Cybersecurity Committee.

Since 2018, we have supported the Modern Miracle Network in their efforts to promote Canada as a leading economic partner and responsible energy supplier to the world. Since 2014, we have also partnered with the Fraser Institute to influence Canadian social policy and government accountability.

Indigenous Relationships

Precision recognizes the history and diversity of indigenous peoples. Our relationships help create opportunities and deliver outcomes beneficial to our Indigenous partners, the communities in which we all live, and our customers. Precision strives to support local Indigenous communities through ongoing engagement, employment, and mutually beneficial business opportunities. Precision currently has several successful relationships with Indigenous nations across Western Canada, including a joint venture, collaboration, and benefits agreements.

GOVERNANCE

Corporate Governance, Ethics & Compliance

As we strive for sustainable operations, we work to be financially, environmentally, and socially responsible. At all times we are guided by our Core Values, Key Beliefs, and strong corporate governance principles. We remain committed to ethical behavior through our Code of Business Conduct and Ethics (the Code), and our employment policies and practices. The Board and our external and internal auditors provide oversight and ensure compliance throughout our organization. To sustain the trust of our stakeholders, we remain committed to promoting Board independence, proactive shareholder engagement, risk management and ethics and integrity principles.

Governance Guidelines

Our Corporate Governance Guidelines outline the composition, structure, procedures, and policies that guide our Board. These guidelines are reviewed annually and serve as a guidepost for the Board. Topics pertaining to corporate citizenship, governance and sustainability are also routinely reviewed at meetings of the Board and its committees.

Our Code of Business Conduct and Ethics

We believe ethical behavior is fundamental to the way we do business. Our Code ensures every director, executive officer, manager, employee, and contractor is aware of Precision’s values. The full text of the Code is available on the Corporate Governance section of our website.

We have a robust, proven corporate governance system that is effective in ensuring a transparent culture. It allows for ethical issues to be reported, assessed, and resolved in a timely manner. This system employs a strong body of policies, enforcement mechanisms and a closed-loop resolution process of issues that are reported.

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The Code addresses the following key areas, among others:

▪financial reporting and accountability ▪maintaining confidentiality ▪avoiding conflicts of interest ▪complying with laws ▪safeguarding corporate assets ▪reporting illegal or unethical behavior	▪fair dealing ▪disclosure ▪anti-retaliation ▪data and privacy security ▪bribery and corruption ▪harassment and discrimination

Every director, executive officer, manager, and employee must annually acknowledge that they have read, understood, and will abide by the Code. Each member of the senior management team must also certify quarterly whether they are aware of any breaches of the Code. In-person and online training is provided annually to all permanent employees and covers an array of topics related to business conduct and ethics.

PD EthicsLine

The PD EthicsLine is available for anyone within or outside of Precision to confidentially and anonymously report any suspected illegal or unethical conduct or breach of our policies. With the oversight of the Audit and HRCC Committees, there were no ethics incidents in 2021 that required disclosure and 100% of the issues reported through the PD EthicsLine were reviewed and resolved. An independent third party operates the PD EthicsLine and notifies the Chief Compliance Officer (CCO) immediately upon receiving a complaint.

Internal Policies

We work proactively to ensure our workforce and the Board understand their obligations to uphold our standards and the law when it comes to ethics and compliance. We have developed internal corporate policies, in addition to our Code, to guide our directors, officers, and employees in meeting our standards and fulfilling our responsibilities to our shareholders, governmental, and regulatory authorities, business partners and each other. The following are some of our internal policies that we have put in place to ensure compliance and to reflect our current business practices.

Human Rights

Precision respects Human Rights as a fundamental value. Our objective is to promote Human Rights throughout our organization, our customers, operations, and entities with which we do business.  Our Compliance Department is responsible for the execution and maintenance of our Human Rights policy detailed in the Code.

Anti-Bribery and Anti-Corruption

We recognize that we operate in some countries with a low ranking on the Corruption Perception Index, as compiled by Transparency International. Precision has an Anti-Bribery and Anti-Corruption Policy that sets out the Company’s standards for detecting and preventing corruption.

International Trade – Sanctions

Our international trade policies are designed to ensure compliance with applicable laws and regulations governing the export and import of Precision’s products, services, software, and technology to areas where we conduct or plan to conduct business. Precision complies with all export control, sanctions, and hiring, of the countries where we operate. Precision also complies with the anti-boycott laws of the U.S.

Clawbacks

Our senior leadership team is held accountable for their decisions. As such, we have designed our compensation plan so any consequences stemming from our policies, employment agreements and incentive plans align with Precision’s best interests.

Our Clawback Policy entitles us to recoup some, or all incentive compensation awarded or paid to our senior leadership team, including our Chief Executive Officer, both past and present, if:

▪  there was a restatement of our financial statements for a fiscal year or fiscal quarter when they were with Precision, or

▪  there was an error in calculating executive compensation during their time with Precision, or

▪  the member of the senior leadership team engaged in misconduct, including fraud, non-compliance with applicable laws and any act or omission that would entitle an employee to be terminated for cause.

The Policy applies to all forms of incentive awards including bonuses, restricted share units, performance share units and stock options.

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Insider Trading

Our Insider Trading Policy applies to all directors, executive officers, managers, and employees. Reviewed annually by the CGNRC, the policy sets out our obligations to stock exchange, regulators, and investors; prohibits “tipping” of the purchase or sale of Precision shares while in possession of undisclosed material information.

Privacy

Precision has a Privacy Policy and our organization respects and is committed to protecting the privacy and security of all personal information collected by Precision. We recognize the importance of having effective privacy protections in place and are committed to complying with applicable privacy laws and regulations in our various jurisdictions, supplemented by our internal policies and standards.

Avoiding Conflicts of Interest

The Board strives to make all decisions in the best interests of Precision and considers the interests of our shareholders, other securityholders, customers, employees, suppliers, communities where we operate, the environment, governments, regulators and the general public. All employees and members of the Board are required to annually disclose any potential conflicts of interest. The conflicts disclosed are reviewed by our Audit and Compliance departments and resolved in accordance with the Code.

Public Policy & Lobbying

Precision is politically neutral and does not engage in political activities or make political contributions. We may not use Company funds or assets for political purposes. However, we are active members of various associations that conduct lobbying on behalf of the oil and natural gas industry, and we allow lobbying on behalf of Precision’s interests, in accordance with all federal and provincial regulations. The CEO must approve all such requests for financial support for these associations.

Enterprise Risk Management and Sustainability

Precision employs a comprehensive Enterprise Risk Management (ERM) program that proactively assesses material risks to the organization and manages several robust mitigation strategies. The Board performs timely review of all risk related matters, including assessment of the Company’s internal Risk Matrix, and receives quarterly updates from its delegated internal Risk Committee. The Board receives quarterly updates from the Chair of CGNRC.

Precision’s ERM process is a continuous, thorough, and forward-looking evaluation of enterprise-level risks that could directly or indirectly impact the organization’s ability to operate. The Company’s designated Risk Committee manages an internally developed Risk Matrix that outlines all identified risks to the organization and their resulting compounding effects on other related challenges.

We acknowledge the Company’s various sustainability-related responsibilities when managing the ERM function. Precision continuously monitors various risks related to its ESG performance, specifically identifying several risks and mitigation opportunities for the following:

▪	Environmental impacts, including climate change, air and water pollution and energy efficiency
▪	Social factors addressing corporate culture, inclusiveness, and our world-class safety program, and
▪	Governance controls throughout the organization to ensure ethical conduct and transparency.

Supply Chain Management

Our Supply Chain provides essential support to our business operations and extends our commitment to sustainability beyond our doorstep. We engage numerous suppliers, consultants, and independent contractors to assist in running our global operations. These suppliers provide goods and services such as materials, equipment, construction, labor, transportation, office products and services, benefits administration, accounting, legal and engineering services. We require our suppliers to achieve high safety and ethical standards, offer innovative, value-added capabilities, understand our business, embrace quality procedures and processes, and offer superior technology, cost, or service advantages.

We expect all suppliers to comply with our Code. We emphasize our expectations of suppliers in areas of legal and ethical compliance; environmental, health, safety, and security; conflict minerals; conflict of interest; human rights; diversity; and compliance assurance.

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Corporate Governance Material Available on Our Website

Our Corporate Governance Guidelines set forth our governing principles for an effective functioning Board. They are reviewed annually, revised in response to changing governance practices and requirements, and are posted on the Corporate Governance section of our website.

Other information related to the corporate governance of Precision is available on the Corporate Governance section of our website, including:

▪ Corporate Bylaws	▪ Code of Business Conduct and Ethics
▪ Board of Directors Charter	▪ Audit Committee Charter
▪ Audit Committee Charter	▪ CGNRC Charter
▪ HRCC Charter	▪ Policy on Majority Voting
▪ Procedures for communicating complaints and concerns

More detailed information regarding our ESG efforts can be found in the Corporate Responsibility Report section of our website.

Board Oversight and Feedback

Our Board is engaged in overseeing our business strategies and related risks and opportunities, which includes all material ESG topics. Our committee structure facilitates oversight of issues that impact many areas of our business, including ESG. Annually, our Board reviews our Corporate Responsibility strategy, and every quarter management updates the HSE and Corporate Responsibility Council and the CGNRC on related efforts.

We believe in building a feedback-rich culture and encourage ongoing engagement with our employees, shareholders, and other stakeholders. Please contact us at investorrelations@precisiondrilling.com with your feedback.

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C - EXECUTIVE COMPENSATION

‘Pay-for-performance’ is a core principle of our executive compensation program. Our program is designed to support our short-term and long-term strategic objectives, drive High Performance, High Value services for our customers, and create shareholder value over the long term.

This Compensation Discussion and Analysis (CD&A) was prepared by management and reviewed and approved by the Board’s Human Resources and Compensation Committee. It includes information about compensation governance, our executive compensation program, and the decisions affecting executive pay for 2021 and 2022.

59	A Message from the Chair of the Human Resources and Compensation Committee

63	Compensation Discussion and Analysis
	63	Compensation Governance
	65	Compensation Design and Decision-making

70	2021 Executive Compensation
	71	Base Salary
	71	Short-term Incentive Plan (STIP)
	74	Long-term Incentive Plan (LTIP)
	79	All Other Compensation
	80	2022 Compensation Decisions

81	CEO Compensation
	81	2021 Contributions and Accomplishments
	84	2021 CEO Compensation
	87	Share Performance
	87	Cost of Management Ratio

88	2021 Compensation Details
	88	Summary Compensation Table
	90	Equity-based Compensation
	91	Equity Incentive Plan Information
	93	Pension Benefits
	94	Termination and Change of Control

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A MESSAGE FROM THE CHAIR OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

To our fellow Shareholders

We believe our ‘say on pay’ vote is essential to informing our approach to executive pay. The Board has held this advisory vote every year since 2011. We believe this is an important way to engage our shareholders and to receive direct and regular feedback on our approach to executive compensation. Historically, we have received consistent shareholder voter turnout and strong support. At the 2021 Annual General Meeting, our advisory vote on executive compensation received only 42% shareholder support, with only 52% of the shares outstanding voting.

Our Board of Directors and Human Resources and Compensation Committee (HRCC) consider this result to be unacceptable and has taken actions to re-engage with shareholders and adjust our compensation plans as outlined below.

Competing for Talent

Competition for key talent in the oilfield services industry is intense. Attracting, retaining, and engaging leaders to deliver our strategic objectives and provide shareholder returns is the primary focus of the HRCC and the Board. Specifically, the Board deemed the retention of the current leadership to be a high priority to effectively navigate through the downturn and position the Company for continued long-term success. To achieve this, we must provide our executives with a competitive targeted pay opportunity, consistent with our direct industry peers with whom we compete for talent in the United States and Canada. Within the Compensation Discussion and Analysis of this Circular, we include details on our compensation philosophy, our processes in evaluating and setting compensation levels, our peer groups and our incentive plan design and metrics.

Aligned with Shareholder and Stakeholder Interests

Our compensation programs are designed to align the interests of our executives with that of our shareholders and key stakeholders. This is accomplished through strong governance around the design and levels of our pay programs, providing a mix of pay that is heavily weighted towards performance-based or “at-risk” compensation, and transparency in terms of metric and target setting and the assessment of actual results. Based on this philosophy, we made the following changes to our executive compensation programs during the previous two years:

▪	no salary increases for the CEO after the reversal of a temporary 20% base salary reduction from 2020
▪	increased the weighting on the annual bonus plan toward annual financial metrics from 65% to 70% in 2021, and further increased to 75% in 2022
▪

the HRCC made the decision to reduce the 2021 annual bonus payouts for senior executives, including the CEO, to remove any payout associated with our safety metrics based on its assessment of the Company’s performance against metrics not included within the Scorecard

▪	incorporated ESG specific metrics into our annual bonus scorecard in 2021 and 2022
▪	introduced a relative TSR collar on our PSUs, limiting the multiplier to 1.0x in the event of a negative three-year absolute TSR result
▪	implemented a payout cap for our PSUs of 5.0x grant value to limit excessive payouts due to low share price impact at the time of grant, and
▪	reduced the targeted long-term incentive grant values for the CEO and Named Executive Officers (NEOs) by 10% and 7.5%, respectively.

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Additional details on these changes and the impact to total direct compensation are found throughout the Compensation Discussion and Analysis section of this Circular.

Shareholder Engagement Program

Shareholder engagement is a priority at Precision. In 2017, the Board approved the creation of a formal shareholder engagement program to create a dialogue forum on executive compensation and other important matters, and we have continued to solicit and receive feedback throughout the past five years. As a result of feedback received from shareholders, we made the following changes to our programs:

Shareholder Feedback in Prior Years:	How We Responded
Would like to see financial metrics incorporated into long-term incentive plan’s performance metrics.

Introduced Absolute, Strategic Financial Metrics to Long-term Incentives Plan – In 2019, the HRCC introduced a second metric to determine the PSU payouts alongside relative TSR. The second metric is intended to motivate management towards the achievement of a long-term strategic goal to drive shareholder value over the long term. Since 2019, we have incorporated a Capital Structure metric (see 2019 and 2020 circular for additional details) and a Leverage Ratio metric (see 2021 circular or page 78 for additional details). In 2022, the HRCC removed the second metric and moved to 100% relative TSR as both management and the HRCC agreed that the debt-focused metrics served their purpose from 2019 to 2021, and in 2022 believe that focus on shareholder returns should be prioritized.

Concerns regarding above target payouts for PSUs when absolute TSR is negative.

Implemented TSR Collar – In 2020, we introduced a collar provision to the portion of PSU multiplier tied to the relative TSR metric to further align compensation with shareholders. The TSR collar:

1)     sets a cap at target (1.00x multiplier) in the event the Company experiences a negative absolute TSR at the end of the three-year performance period, regardless of relative TSR ranking.

2)     sets a floor at threshold (0.40x multiplier) in the event the absolute TSR is greater than that of the S&P 500 Index at the end of the three-year period, regardless of the Company’s relative TSR ranking.

Would like to see PSU peer group expanded to include companies outside of our industry to allow performance to be compared to the broader market.

Added S&P 500 to PSU Peer Group – Historically, our PSU Peer Group has included companies with similar business operations (i.e. land-based drilling services and completion and production services) and companies with which we regularly compete for investors. In 2020, the HRCC determined that a benchmark for the broader market's performance should be included to represent the competition for investors outside of our sector.

Concern managing the total shareholder value transfer of equity plans during a period of depressed share prices.

Implemented 5.0x payout cap for PSUs – In 2020, we implemented a 5.0x payout cap on our PSU awards to mitigate the risk of excessive payouts in the event of a surge in our share price driven by high market volatility.

2021 Shareholder Engagement

During 2021, meetings were held or initiated with shareholders representing 43% of our shares outstanding. These meetings were led by our HRCC and CGNRC Chairs, along with other members of our management team. We listened to areas of concern, communicated our compensation philosophy and the decision-making process with respect to our compensation programs, and requested feedback regarding potential changes to address any concerns they may have.

In addition to meeting with shareholders, our management team held calls with proxy advisors ISS and Glass Lewis to discuss their processes and methodology regarding peer group selection and their quantitative and qualitative analyses.

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All feedback and recommendations provided by our shareholders and proxy advisors were shared with and discussed by the HRCC and the Board. The following table details the feedback we received and items for consideration during these meetings, along with the details of actions taken.

In 2021 we met or initiated contact with shareholders representing

43%

of our outstanding shares

100%

of our top 25 actively-managed shareholders

How we engage with shareholders

We believe engagement is a continuous process. We engage through quarterly conference calls, our investor relations website and presentations, attend industry conferences, and hold individual meetings and calls.

In Response to 2021 Say-on-Pay Advisory Vote, our HRCC and CGNRC Chairs requested meetings with our top 25 shareholders in both the third quarter and fourth quarter of 2021 to discuss say-on-pay voting practices, executive compensation plans, and ESG matters.

We regularly report our shareholders' views to our Board of Directors. Our HRCC considers these views when developing our executive compensation programs, and our CGNRC considers these views when reviewing our sustainability goals and progress.

Topics discussed with our shareholders

- Executive compensation programs, the say-on-pay proposal, and other agenda items for the annual meeting.
- Absolute level of CEO compensation compared to our peers.
- Strategic business initiatives, including our continued investment in our industry leading Alpha™ Technologies.
- EverGreen™, our new suite of environmental solutions that has helped bolster our commitment to reduce the environmental impact of oilfield operations.
- Financial performance of the organization.
- Board governance and diversity and inclusion policies.

What We Heard in 2021	How We Responded
Shareholders agree with our approach to the selection of our Compensation Peer Groups.

A key issue we face is the utilization of Canada only peer comparator companies by a third-party advisory firm in their quantitative analyses. We were pleased to hear from all the shareholders we met with that our methodology to use a mix of both Canadian and U.S. peers was appropriate, given that our senior executive team is based in the U.S., and there was no negative feedback on our existing peer group selection. We will continue to annually review the Peer Group with the guidance of our independent compensation consultant to maintain a market competitive executive compensation program.

Disconnect between CEO compensation and share price performance, specifically for long-term investors.

We recognize that some shareholders, especially long-term investors, may focus on the absolute level of target compensation as opposed to “realized” compensation. In terms of “realized” or “at-risk” compensation, 64% of our CEO’s targeted compensation is directly linked to share price performance, Understanding the shareholder concern with setting appropriate levels of compensation we have taken the following actions:

▪        10% reduction to the CEO’s LTIP target, while maintaining our heavily performance-based weighting of 70% PSUs compared to 30% RSUs.

▪        increased the weighting of financial metrics in our annual bonus plan from 70% to 75%.

▪        annual review of CEO’s LTIP grant amount as it relates to historical share price performance and our percentile ranking as compared to our Compensation Peer Group.

As a result of these changes, the HRCC believes that the level of CEO compensation appropriately reflects our compensation philosophy and balances the state of current market conditions with the important need to retain high-quality leadership to manage our highly complex and challenging global business.

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What We Heard in 2021	How We Responded
Concerns over long-term incentive plans that allow for relative TSR units to vest for performance below the 50th percentile of the peer group.

Consistent with the majority of our industry peers, our PSU plan reduces, or potentially entirely removes, compensation related to the award for participants when Precision underperforms peers by applying a multiplier between 0.0x and 1.0x to the number of units that vest, based on the final ranking.

In response to shareholder feedback regarding relative TSR performance, the HRCC adopted additional mechanics that ensure the relative TSR multiplier is capped at 1.0x multiplier if absolute TSR is negative. In addition, by adding the S&P 500 to our PSU Peer Group, we have ensured that the broader market’s performance influences our final rankings relative to our peers.

Additionally, in 2022 we increased the percentile ranking for a 2.0x multiplier from the 75th percentile to the 85th percentile to further strengthen our pay for performance philosophy.

Consideration for a 5-year performance period for long-term incentive plans or introducing an additional holding period.

The HRCC and Board carefully considered this feedback, but ultimately determined that the 3-year performance period currently used is competitive, consistent with 100% of our peers and appropriate for the cyclical nature of our industry. The HRCC will continue to review market data annually and evaluate the appropriate performance period for our long-term incentives.

Concerns over the target setting process for long-term incentive plan metrics.

Proxy advisor ISS identified concerns regarding the targets set for the Capital Structure metric in their 2021 report.

The HRCC annually evaluates and sets the appropriate secondary PSU metric by assessing factors that provide the most positive impact to shareholder returns. In 2019, the HRCC added a debt reduction metric aligned with our five-year plan. In 2020, the HRCC introduced a Leverage Ratio metric to align with our strategy to manage debt reduction while targeting improved profitability. Throughout 2021 we heard positive feedback from our shareholders on the addition of these metrics and our progress towards positioning the Company for continued long-term success.

Targets for the second metric of the PSU are approved by the HRCC and the Board in February along with targeted grant levels for our executives. The metrics and their targets are aligned with Precision’s five-year debt reduction and Leverage Ratio targets. Despite the economic downturn in 2020 and the number of industry peers who were forced into restructuring, no adjustments have been made to the targets.

The HRCC and the Board will continue to strive for transparency regarding the methodology and rationale for setting targets and to communicate a clear linkage of performance metrics against our goal of providing shareholder value over the long term.

In 2022, the Board determined that our strategic long-term focus should be shareholder return and set the 2022 PSU metric to be measured 100% based on relative TSR (see more information regarding our 2022 compensation decisions on page 80).

Our Commitment to Shareholders

Our approach to executive compensation continues to balance market conditions with the need to set solid financial and operational goals, motivate and retain management to achieve those goals, and generate positive short- and long-term impacts on shareholder returns.

We are firmly committed to evolving our approach to executive compensation. We will remain agile to respond to market changes and governance practices, and welcome direct shareholder feedback or any opportunity to discuss these issues in more detail with you. To set up a meeting with me, the Chair of the Human Resources and Compensation Committee, please contact: investorrelations@precisiondrilling.com

We thank you and look forward to your continued support.

Sincerely,

/s/ Dr. Kevin O. Meyers

Dr. Kevin O. Meyers

Chair of the Human Resource and Compensation Committee

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COMPENSATION DISCUSSION AND ANALYSIS

Compensation Governance

We have designed our executive compensation program to align with our pay-for-performance philosophy, support our corporate strategy, and drive shareholder value over the long term. The Board has final approval of all decisions about executive compensation.

The HRCC is tasked with ensuring that our compensation policies, plan designs and compensation decisions are consistent with our high governance standards and support our pay-for-performance philosophy.

The HRCC is 100% independent and is responsible for our human resources policies, employee programs, and every aspect of executive compensation. This includes assessing corporate and individual performance and making compensation recommendations for our senior executives to the Board for its review and approval. The HRCC also reviews and approves the compensation disclosure in this Circular.

Qualified and Experienced Committee

All five members (Kevin Meyers, the Committee Chair, Michael Culbert, Susan MacKenzie, David Williams and Steven Krablin, our Chair of the Board) are highly qualified and represent a diverse mix of skills to effectively carry out its duties and responsibilities on behalf of the Board and Precision’s shareholders.

Ms. MacKenzie holds the ICD.D designation of the Institute of Corporate Directors.

Our Compensation Practices

▪  The Board has final approval of all decisions about executive compensation

▪  The HRCC consists entirely of independent directors

▪  The HRCC retains an external advisor to receive independent advice, research and analysis about executive compensation

▪  Compensation decisions are made using a formal assessment process and pre-established metrics

▪  The Board can use its discretion to adjust incentive  payouts based on its overall assessment

▪  Executives are encouraged to own Precision shares through our share ownership guidelines and employee share purchase plan, so they have a vested interest in our future success

▪  The HRCC and the Board discuss the incentive plan metrics and individual executive performance quarterly, and

▪  The HRCC conducts regular compensation risk assessments.

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Skills and Experience	Number of Committee Members
Business or industry experience	5 of 5
Financial background	5 of 5
Human resources or compensation experience (including compensation committees of other public companies or organizations)	5 of 5
Senior leadership experience	5 of 5

The average HRCC member tenure is 6.6 years as of December 31, 2021. The HRCC operates independently of management and sets aside time at every meeting to meet in camera without management present. You can read more about each director beginning on page 25 and the HRCC’s activities in 2021 on page 49.

Role of the Independent Compensation Consultant

Since 2019, the HRCC has engaged Meridian Compensation Partners (Meridian) as its independent advisor for research and analysis on executive compensation matters for Precision. Meridian provides insights on general compensation issues, competitiveness of pay levels, risks relating to compensation design, insights into market trends, and advice about technical matters. The HRCC takes this information into account but ultimately makes its own recommendations and decisions.

The HRCC and management regularly assess the independence of the compensation consultant, and in 2021 confirmed that Meridian’s work has not raised any conflict of interest.

The table below shows the total fees paid to our external consultant in the last two years:

Year Ended as of December 31	2020	2021
Executive compensation-related fees (HRCC)	$108,026	$108,769
All other fees (pension and benefits consulting)	$—	$—
Total fees	$108,026	$108,769

Role of Management

In addition to the support of the independent compensation consultant, management regularly provides data, analysis and recommendations to the HRCC specific to our compensation programs and policies below the CEO and NEOs. Management administers the programs and policies as directed by the Committee and provides ongoing review of the effectiveness of our compensation programs, and the alignment with our strategic objectives.

The Committee holds regular sessions in camera without management present to discuss compensation decisions and any other matters relating to the design and governance of the executive compensation programs.

Managing Compensation Risk

The HRCC monitors governance issues and industry developments and conducts an on-going internal risk assessment using a framework developed by our independent consultant. It also engages our independent consultant to conduct a formal compensation risk assessment every two years as part of its regular oversight and in response to changes to Canadian and U.S. regulatory requirements and the increasing scrutiny of governance practices generally.

In 2021, Meridian reviewed the following seven areas of compensation risk and did not identify any material risks that could reasonably have a material adverse effect on Precision:

1.  Pay mix

2.  Incentive plan funding, leverage and caps

3.  Performance period

4.  Performance measures

5.  Pay-for-performance

6.  Amount of incentive payouts

7.  Plan governance and risk mitigation

The review confirmed our compensation policies, program structure and components are sound and did not identify any areas of material risk.

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Compensation Design and Decision Making

Executive compensation at Precision is designed to support our corporate strategy and pay-for-performance philosophy. Decisions about executive pay are a direct result of our corporate, individual and share performance.

Competition for key talent in the oilfield services industry is intense. Attracting, retaining, and engaging leaders to deliver our strategic objectives and drive shareholder returns is the primary focus of the HRCC and the Board. Specifically, the Board deemed the retention of the current leadership to be a high priority to effectively navigate through the downturn and position the Company for continued long-term success.

Our compensation program must be competitive to attract, engage and retain high-performing, global executives. Executive compensation must also be appropriate and defensible in the eyes of regulators, shareholders, and industry groups.

Our compensation program:

▪	aligns the interests of our executives and shareholders by focusing on increasing shareholder value over the long term
▪	supports the achievement of our short-term and long-term strategic objectives and priorities
▪	balances both corporate and individual objectives to support our strategic priorities and collaborative culture without subjecting Precision to excessive or unnecessary risk, and
▪

creates a clear and direct link between compensation and the achievement of business objectives through an appropriate mix of fixed and variable / at-risk pay that is competitive with the market and ties potential future income to our share performance.

Executives participate in the same compensation programs as our other salaried employees. However, a higher portion of executive pay is variable / at-risk and not guaranteed.

Compensation Highlights

The HRCC has developed a compensation framework that aligns the interests of our executives and shareholders. The HRCC values any feedback it receives from shareholders and other stakeholders to ensure that the framework continues to be appropriate and reflect good governance practices. The summary below sets out what we do and what we do not do.

WHAT WE DO	WHAT WE DO NOT DO

▪   Align pay with financial, strategic, operational, and individual performance results

▪   Conduct an annual risk assessment

▪   Engage with an independent compensation consultant

▪   Conduct an annual review of executive compensation as compared to our Compensation Peer Group

▪   Provide double-trigger vesting in the event of a change-in-control

▪   Engage with shareholders for feedback regarding our approach to executive compensation

▪   Allow for Clawbacks, per our policies

✘   No excessive risk taking in incentive plan design

✘   No granting discretionary bonuses

✘   No tax gross ups

✘   No guaranteed bonuses

✘   No guaranteed annual increases in base salary

✘   No hedging of Precision shares

✘   No re-pricing of underwater stock options

✘   No “single-trigger” change in control payments or benefits

Compensation Philosophy

Precision operates in a highly competitive market for talent. As such, we set forth a compensation philosophy that enables us to attract the highest quality executive level talent, retain them for the long-term, and engage and reward them for achieving strong performance against our strategic short-term and long-term objectives. We start with a targeted mix of pay that is heavily weighted toward variable or “at-risk” compensation, with the CEO being 18% fixed and 82% variable. In terms of our “fixed” compensation or base salary for our executives, we target alignment with the 50th percentile of our Compensation Peer Group. Our executive pay that is deemed variable or “at-risk” through our short-term and long-term incentive plans with targeted amounts aligned with the 50th percentile of our Compensation Peer Group. Our executives “realized” compensation is determined through the achievement against stretch metrics which are share price relative to our PSU Peer Group and our strategic financial and operational objectives. Further details on our incentive plans can be found in the remainder of this section of the Circular.

Benchmarking

We benchmark executive compensation with the aim to attract, engage and retain global talent and remain competitive in markets where we operate. The HRCC works with Meridian and our human resources group to review market data and establish a peer group of public companies that we compete with for executive talent. We also look at these companies to assess compensation trends and market practices.

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Total compensation for each executive is based on several factors, including individual performance, leadership, global responsibilities, collaboration, experience, education, succession planning considerations, competitive pressures and internal equity.

We set our targets for base salaries and total direct compensation at or slightly below the median (50th percentile) of our Compensation Peer Group.

Compensation Peer Group

Our Compensation Peer Group, which includes contract drilling, well servicing, and offshore drilling companies, have been carefully selected based on their comparability to Precision – comparable business lines and similarity in size, complexity, operating regions and style of operation. Our Compensation Peer Group also includes companies from the broader oilfield services sector that we compete with for global talent, market share and customers.

Our growth over the last several years, as well as our future growth plans, are primarily focused in the U.S. and our international regions. In fiscal 2021, 55% of our revenue was from our U.S. and International operations, and 45% was from our operations in Canada. In 2022, the majority of our capital expenditures are expected to be focused on U.S. and International operations. Our leadership team is centralized in Houston, Texas and we compensate them in U.S. dollars. With assistance from Meridian, we review the companies included in our Compensation Peer Group annually and include both Canadian and U.S.-based companies. Establishing a peer group that consists of a mix of Canadian and U.S.-based companies reinforces our strategy of attracting and retaining the best talent in the drilling services market to drive value to shareholders over the long term.

The HRCC works with Meridian on the peer group analysis, examining eight metrics that provide a reasonable assessment of comparability to establish a peer group of companies that is relevant and appropriate.

▪ revenue ▪ EBITDA ▪ assets ▪ total employees	▪ market capitalization ▪ enterprise value ▪ geographic footprint ▪ complexity of service offerings.	We use a different peer group to assess our relative TSR performance under our PSU plan. This group consists of companies we compete with for investors (see page 77 for details).

For benchmarking purposes, a review is performed of the proxy materials of peer companies, third party compensation survey data, and relevant information from other companies in the energy services sector that have revenue of a similar size, as well as similar operational makeup, if compensation data for equivalent executive positions is not publicly available.

The HRCC reviews our Compensation Peer Group every year (more frequently if there are mergers, acquisitions or other industry developments) to ensure the group is appropriate for compensation planning purposes.

2021 Compensation Peer Group

We benchmarked compensation levels for 2021 against the following 15 companies.

▪    Calfrac Well Services Ltd.

▪    CES Energy Solutions Corp.

▪    Ensign Energy Services, Inc.

▪    Forum Energy Technologies, Inc.

▪    Helmerich & Payne, Inc.

▪    Liberty Oilfield Services, Inc.

▪    Nabors Industries Ltd.

▪    NexTier Oilfield Solutions, Inc.

▪ Oil States International, Inc. ▪ Patterson-UTI Energy, Inc. ▪ RPC, Inc. ▪ Secure Energy Services, Inc. ▪ Shawcor Ltd. ▪ TETRA Technologies, Inc. ▪ Transocean Ltd.

With our operations spanning across Canada, the United States and the Middle East, the HRCC is confident that our Compensation Peer Group is appropriate. Aligned with our philosophy of targeting the median for setting compensation, we also aim to be positioned near the median for the relevant metrics of size and operational complexity we compare. Among the metrics used to determine comparability are revenue (39th percentile), EBITDA (64th percentile), assets (61st percentile), market capitalization (45th percentile), enterprise value (52nd percentile), employee count (41st percentile), geographic footprint and complexity of service offerings. Of the financial factors listed, in 2021, Precision was on average at the 50th percentile of our Compensation Peer Group.

2022 Compensation Peer Group

The HRCC reviewed our 2021 Compensation Peer Group with assistance from Meridian and feedback from management and made the following changes for 2022:

▪ Removed Transocean Ltd. and Calfrac Well Services Ltd.

▪ Added Noble Corporation and Pason Systems, Inc.

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Third-Party Advisory Service Firms

In previous years, a proxy advisory service firm has compared Precision’s pay and performance against a select group of Canadian-only companies, a limited number of which are direct peers mixed with a larger group of less relevant Canadian industrial companies resulting in different conclusions about competitive pay levels and relative performance. Our peer selection process is thorough and disciplined and involves input and analysis by the HRCC’s independent compensation consultant and consists of Canadian and U.S. companies with a similar international footprint. We believe that a group of Canadian-only companies is not appropriate, as we would not only target Canadian talent for our senior executive positions. Furthermore, many of the companies included do not compete within the drilling and oilfield services industries and are not subjected to the same business cycles and risks as Precision. Precision’s long-term growth strategy is focused on our U.S. and international operations, which in 2021 accounted for 55% of our revenue. Since 2014, over 78% of our rig additions have been in our U.S. or International markets. Based on these facts, and to support our long-term strategy, all of our leadership team is based in Houston, Texas and paid in U.S. dollars. Accordingly, our 2021 Compensation Peer Group of 15 publicly traded companies includes a majority of comparable U.S. companies that we compete with for talent, market share and customers.

Components of Executive Compensation

Total direct compensation for our executives includes a mix of fixed and variable / at-risk pay. In 2017, shareholders approved the existing Omnibus Plan, which allows the Board to settle the short- and long-term incentive awards in cash, shares (issued from treasury or purchased on the market) or a combination of both.

	Compensation Component	Target Weighting	Form	Performance Period	Payout
Fixed	Base Salary	20 - 30%	Cash	One year	▪Fixed annual cash salary paid over the year
Variable / At-risk	Short-term incentive	20%	Cash	One year	▪Value based on annual performance against corporate and individual performance metrics (between 0% - 200% of target) with payouts calculated as a percentage of base salary paid in the calendar year
	Long-term incentive	50 - 60%	Performance share units (PSUs)	Three years (cliff vest)

▪Value depends on performance multiplier (between 0.0x - 2.0x of target units based on our performance against three-year performance metrics) and our share price when units vest

▪Settled in cash, equity or a combination of both

			Restricted share units (RSUs)	Three years (one-third vests each year)	▪Value depends on our share price when the units vest ▪Settled in cash, equity or combination of both
			Stock options(1)	Seven years (one-third vests each year over three years)	▪Value depends on the appreciation in our share price relative to the strike price ▪Settled in equity

Notes:

(1)	No stock options were granted in 2021.

Compensation Pays Out Over Time

Our compensation program emphasizes variable / at-risk pay. Incentive awards account for the majority of executive pay and payout over time, based on performance as noted in the table above.

Compensation decisions are based on both corporate and individual performance, demonstrating the strong linkage between pay and performance. Long-term incentives are equity-based, aligning with shareholder interests because the ultimate value of the award is based on share performance.

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Decision-making Process

We have a formal process for reviewing the compensation program, setting targets and objectives, assessing performance and making final decisions on executive pay each year.

OBJECTIVES LINKED TO STRATEGY Our corporates objectives and incentive plan metrics are tied to our corporate strategy and annual published strategic priorities. Our board creates and approves the metrics and target annually, and reports their process throughout the year, as well as provides shareholders the transparency of decision making and results thought our management information circulars provides in connection with our annual meetings of shareholders. Each executive has annual personal objectives and is compensated based on a combination of corporate and dividual performance. The CEO recommends the corporate performance targets and personal objectives for himself and the senior executive team to the HECC. These are reviewed and approved by the board. PERFORMANCE ASSESSMENT The Board reviews corporate performance at the end of each quarter and its impact on incentive compensation. At the end of the year, the HRCC completes an assessment of corporate performance, our share performance. Executive base salaries, and short-term and long-term incentive, consulting with its external consultant as needed. Once the HRCC complete the review and considers the external environment and other factors, it recommends decision to the full board for its reviews and approve. At the same time, the CEO prepares a self-assessment of his performance for the against targets and objectives that wese approve at the beginning of the year. He also reviews the self-assessment prepared by each senior executive and evaluates their leadership in advancing our short and long-term strategic plans. The Chief Administrative Officer (CAO) assist the CEO in developing the recommendation and supporting materials for the HRCC’s review and discussion. Our performance-based long-term incentive awards are valued and measured at the performance period by our independent compensation consultant. Payouts associated are then assessed by the HRCC and recommended for approval of the Bord. PAY FOR PERFORMANCE The Board does a comprehensive review of corporate and individual performance to make sure all proposed compensation decisions align with performance. This includes: Approving any base salary adjustments Determining the corporate and individuals performance scores for the short-term incentive plan Deciding weather to use positive or negative discretion and apply the corporate modifier to the short-term incentive plan Deciding on new grants of long-term incentive awards Determining performance metrics for long-term incentive awards and any applicable targets Determining the mix of long-term incentive vehicle (i.e. performance share units, and/or stock options) Determining the payout of any performance share unit and restricted share unit awards that are vesting. FEEDBACK Once the Board completes its review and considers the external environments and other factors, it approves all compensation decisions for the executive team. The Board uses informed judgement when necessary to align actual payouts with business performance returns.

strategy r corporate objectives and incentive pan metrics are tied to our corporate strategy and annual business plan.

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Share Ownership Guidelines

We encourage our executives to own Precision shares, so they have a vested interest in our long-term success.

Executives are expected to build their equity ownership to meet the share ownership guidelines within five years of assuming their position and can count RSUs and PSUs that are to be paid in shares toward meeting the guidelines. Stock options cannot be counted toward meeting the guidelines.

Our CEO is required to hold five times his annual base salary while the other NEOs aim for two times their base salary. We calculate share ownership based on the actual purchase cost or the current market value of our shares (whichever is higher).

See page 70 for information about the share ownership of each NEO.

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2021 EXECUTIVE COMPENSATION

This section describes our executive compensation program for 2021 and the key decisions affecting executive pay for our CEO, CFO, and the three next most highly compensated NEOs for 2021, all of which are based in the U.S.

Kevin A. Neveu | President and Chief Executive Officer

Kevin Neveu is President and Chief Executive Officer and a Director of Precision Drilling Corporation and has held these positions since joining the Company in 2007. Mr. Neveu has 39 years of experience in the oilfield services sector holding technical, marketing, management and senior leadership positions over his career. Previously, Mr. Neveu was President of the Rig Solutions Group of National Oilwell Varco in Houston and held senior management positions with it and its predecessor companies in London, Moscow, Houston, Edmonton and Calgary.

Owns 65,207 Precision shares

Carey Ford | Senior Vice President and Chief Financial Officer

Carey Ford was appointed to his current position in 2016. He joined Precision in 2011 and served as Vice President, Finance & Investor Relations and Senior Vice President, Finance Operations before being named Interim Chief Financial Officer in 2016. Mr. Ford has an MBA from the University of Texas at Austin and holds a Chartered Financial Analyst designation. Prior to joining Precision, Mr. Ford spent seven years as an investment banker, serving clients in the oilfield service sector.

Owns 14,279 Precision shares

Gene C. Stahl | Chief Marketing Officer

Gene Stahl was appointed to the Chief Marketing Officer role in 2019. Since joining Precision in 1993, Gene has progressed through the organization holding several positions across the organization, including: Drilling Operations, Contracts, Investor Relations, Engineering, Manufacturing, Rig Construction, Procurement, Field Training and Development, and Health, Safety and Environment (HSE). Gene holds a Bachelor of Arts degree in Economics from the University of Calgary and is a graduate of the Harvard Business School, Advanced Management Program.

Owns 8,750 Precision shares

Veronica Foley | Chief Legal and Compliance Officer

Veronica Foley joined Precision in 2010 and is responsible for managing Precision’s legal and compliance departments. Ms. Foley has 20 years of experience in the energy business. Prior to joining Precision, she spent over seven years working at an international law firm. Ms. Foley holds a Bachelor of Arts degree in psychology and French from Baylor University and a Doctor of Jurisprudence degree from South Texas College of Law.

Owns 5,968 Precision shares

Darren Ruhr | Chief Administrative Officer

Darren Ruhr currently serves as Chief Administrative Officer. Mr. Ruhr has been with Precision since 1997 and most recently held the position of Senior Vice President, Corporate Services from 2005 to 2018. He also served as Corporate Secretary from 2005 to 2008. As Chief Administrative Officer, he oversees corporate business systems and network infrastructure, cybersecurity, human resources, organizational effectiveness and performance, real estate and facilities, along with other administrative functions of the Company. Mr. Ruhr obtained his ICD.D designation from the Institute of Corporate Directors in 2018.

Owns 20,188 Precision shares.

Notes:

(1)

Share ownership is as of March 23, 2022. We use the actual purchase cost or the current market value of the shares (whichever is higher) to calculate whether they meet the share ownership targets. Executives have five years from becoming a NEO to meet the share ownership guidelines.

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Base Salary

Executives receive a base salary as fixed pay for performing their day-to-day responsibilities. The amount is based on each executive’s experience, education, time in the role, performance, internal equity and market competitiveness (see page 65 for information about benchmarking and page 66 for our Compensation Peer Group). In April of 2020, the CEO received a 20% reduction, and all other executives a 10% reduction which aligned with significant cost reduction actions taken during the peak of the COVID-19 pandemic. The base salaries for the CEO and executives were reinstated effective January 1, 2021. No additional adjustments were made in 2021, and the CEO’s base salary has remained the same since 2017. The table below displays these adjustments to base salary.

Named Executive	March 1, 2020 (US$)	April 1, 2020 (US$)	January 1, 2021 (US$)
Kevin Neveu	$800,000	$640,000	$800,000
Carey Ford	$415,000	$373,500	$415,000
Gene Stahl	$425,000	$382,500	$425,000
Veronica Foley	$385,000	$346,500	$385,000
Darren Ruhr	$325,000	$292,500	$325,000

Short-term Incentive Plan (STIP)
Form	Annual cash bonus(1)
Who participates	Salaried, non-overtime employees, based on job roles and responsibilities
Purpose	Variable compensation tied directly to annual corporate, financial, and individual performance objectives
Target award	Target award is based on the executive’s role and level, and expressed as a percentage of base salary
Final award(2)

▪ The actual or “realized” award is based on corporate (90%) and individual (10%) performance

▪ The Board can adjust the corporate result by +/- 25 percentage points (corporate modifier)

▪ Capped at 200% of the executive’s target

Board discretion

The Board can also use discretion to increase or decrease the STIP awards based on our performance for the year, including the achievement or failure of strategic initiatives, or extenuating circumstances

Forfeiture	See Termination and Change of Control on page 94

Notes:

(1)	The Omnibus Plan allows us to pay bonuses in common shares, subject to the limits therein.
(2)	In 2020, the corporate performance weighting was increased to 90% from 85%, with the individual performance weighting reduced to 10% from 15%, which also applied to 2021.

The STIP Scorecard

The STIP scorecard includes a balance of financial, strategic operational, and individual metrics that focus executives on the successful execution of our strategic initiatives – all of which are critical to the success of our High Performance, High Value strategy.

Corporate Performance Metrics (90%)

The HRCC sets financial, operational, and ESG metrics at the beginning of each year based on our business objectives, management’s recommendations, and market conditions. Each metric has a weighting and a threshold, target, and maximum (stretch) objective, which are approved by the Board and are not adjusted throughout the year.

At the end of the year, the HRCC assesses actual corporate performance based on the achievement of our objectives and assigns a score for each metric. The corporate component is the sum of the metrics, and it ranges from zero to 180% of the STIP target.

Corporate Modifier

The Board can use its discretion to apply a corporate modifier to the corporate performance score, adjusting it up or down by up to 25%. The corporate modifier was introduced in 2015 to enhance transparency if the Board exercises its use of discretion.

Management provides quarterly updates to the HRCC that identifies both positive and negative factors that the HRCC should consider that are not quantified in the STIP scorecard. At the end of the year, the HRCC considers our progress on strategic deliverables that support our five-year strategic plan that are not quantified in the STIP scorecard, and any extenuating circumstances and provides a recommendation for the corporate modifier to the Board for approval. The corporate modifier cannot be applied to increase the corporate performance score above 180%.

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Individual Performance Component (10%)

Individual performance reflects how well each participant performs his or her day-to-day duties and achieved the objectives set with their leader at the beginning of the year.

At the end of the year, the HRCC reviews the CEO’s self-evaluation, his assessment of each executive’s self-evaluation and his recommended performance ratings. The HRCC recommends the final performance ratings for the CEO and executives to the Board for approval.

Ratings are based on a three-point rating scale used in our performance management system:
Rating Scale	Performance Score
Exceeded Expectations	20.0%
Strong (target)	10.0%
New to the Organization/ Needs Development	5.0%

2021 STIP Payouts

The table below shows the 2021 STIP payouts for each NEO, which were paid in March 2022. The targets for the 2021 metrics, specifically the financial targets, were approved by the Board in early February 2021. In 2021, threshold targets were set to align with our budget in order to drive performance to stretch levels for target payout. During the performance period, no adjustments were made to any metrics or targets. The payout amounts were calculated utilizing the pro-rated base salaries paid during the calendar year.

Named Executive	2021 STIP Eligible Base Salary (1)	STIP Target %	Corporate Performance	Corporate Modifier	Individual Performance	STIP Payout(1)
Kevin Neveu	$1,002,952	100%	29.40%	0.00%	10.00%	$395,163
Carey Ford	$520,281	75%	29.40%	0.00%	10.00%	$153,743
Gene Stahl	$532,818	75%	29.40%	0.00%	10.00%	$157,447
Veronica Foley	$482,671	75%	29.40%	0.00%	10.00%	$142,629
Darren Ruhr	$407,449	75%	29.40%	0.00%	10.00%	$120,402

Notes:

(1)

All the NEOs are based in the U.S. They receive their compensation, including their STIP awards, in U.S. dollars. The STIP awards were converted to Canadian dollars using the 2021 average exchange rate of 1.2537.

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2021 Corporate Performance Score and Corporate Modifier

After a comprehensive review of the scorecard and results, the Board determined not to utilize the corporate modifier to adjust the calculated score.

2021 Corporate Performance Score	Threshold 0%	Target 90%	Maximum 180%	Actual =	Weighted score
Financial Performance (70%)					12.16%
Adjusted EBITDA (1) (50%)	$200,000,000	$300,000,000	$450,000,000	$192,772,000	0.00%
Measures our growth
Return on capital employed (2) (10%)	0.00%	1.00%	2.00%	-3.41%	0.00%
Measures our profitability
Total debt reduction (3) (10%)	$100,000,000	$125,000,000	$200,000,000	$141,166,000	12.16%
2021 strategic objective of reducing debt
Operational Excellence/ ESG Performance (14%)					9.24%
Mechanical downtime (2%)
Low unplanned mechanical downtime lowers costs and increases revenue and supports our High Performance, High Value customer service	0.85%	0.71%	0.57%	0.80%	1.35%
Employee retention (2%)
A key factor supporting our future growth and High Performance, High Value customer service	98.70%	99.20%	99.70%	99.23%	2.12%
Operational leverage (2%) (4)
Leverage our scale and size throughout procurement processes	$1,500,000	$6,000,000	$9,000,000	$3,806,173	1.27%
Safety performance (5%)
Key to our operations and ensures we retain a strong focus on keeping employees safe
■ Total Recordable Incident Rate (TRIR) (5)	1.16 – 0.71	0.71 – 0.55	<0.55	0.80	0.00%
■ % of facilities recordable free (5)	96%	98%	>99%	Q1: 98.68%	0.00%
				Q2: 99.12%
				Q3: 96.26%
				Q4: 98.00%
■ Triple Target Zero (5)	84 – 88%	88 – 92%	92%	Q1: 83.33%	0.00%
				Q2: 93.41%
				Q3: 79.35%
				Q4: 85.87%
ESG Initiatives (3%)
Implementation of initiatives in key focus areas regarding ESG	The Board reviews the quality, quantity, and impact of ESG focused initiatives undertaken throughout the year to determine performance			Above Target	4.50%
Strategic Initiatives (6%)					8.00%
Rig Technology (4%)	Performance measured on pre-determined metrics, including utilization, rig count, and revenue targets			Above Target	8.00%
International Rig Count (2%)				Below Threshold	0.00%
Corporate performance score					29.40%
Corporate modifier (+/- 25%)					0.00%

Notes:

(1) Adjusted EBITDA (earnings before income taxes, loss (gain) on redemption and repurchase of unsecured senior notes, loss on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization) as reported in our Consolidated Statements of Net Earnings (Loss), is a useful measure because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

(2) Return on capital employed does not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of a similar measure presented by other issuers. Return on capital employed is calculated as Adjusted EBITDA divided by the amount equal to the average total assets less average non-interest-bearing current liabilities for the period. We believe return on capital employed is a useful metric to measure the effectiveness of management’s use of Precision’s capital in the generation of earnings.

(3) Total debt reduction was a 2021 strategic financial objective to reduce debt by generating free cash flow. Debt reduction is calculated by taking the total debt outstanding as of December 31, 2020 minus the total debt outstanding as of December 31, 2021.

(4) Operational Leverage is comprised of the company’s operational cost savings compared to prior years calculated using average operational costs per-utilization days multiplied by the total utilization days for the year.

(5) For our senior executive payouts, although performance above threshold was achieved for the safety metrics, the HRCC made the decision to remove any payout associated with safety based on its assessment of the Company’s performance against metrics not included within the Scorecard.

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Long-term Incentive Plan (LTIP)

Our long-term incentive awards are granted at the beginning of each year to motivate executives and key employees to deliver strong future performance and achieve our strategic plan. It is specifically designed to:

▪	align the interests of participants with those of our shareholders
▪	reward our people for growth in shareholder value and outperforming our industry peers, and
▪	retain key employees in a competitive and highly cyclical environment.

We determine the value of the long-term incentive award for each position based on the target compensation mix relative to comparable positions in our Compensation Peer Group, as well as internal equity and overall market competitiveness.

The award can be allocated to three kinds of long-term incentives, which are similar to those offered by large issuers in our industry:

▪	performance share units (PSUs)
▪	restricted share units (RSUs), and
▪	stock options.

Generally, the more senior the position, the greater the weighting placed on long-term incentives in overall target direct compensation. From 2014 to 2017, the total value of the award for our most senior executives was allocated 60% PSUs and 40% options. In 2018 and 2019, we adjusted the mix to reduce the number of stock options granted, increase the proportion of PSUs, and introduced RSUs to the NEOs (2018) and CEO (2019), allowing us to tie incentive payouts to our performance over mid- and long-term time horizons. In 2020, the Committee determined that no stock options would be granted to reduce the dilution of Company shares. The new mix also puts a higher weighting on performance-based vesting and aligns more closely with our pay-for-performance philosophy and industry practice, as well as shareholder interests because the ultimate value of PSUs, and RSUs is driven by our share performance. Additionally, Precision’s executive LTIP grants have a heavier weighting towards PSUs (70%) than our peer group average (55%).

Long-term incentive awards can be forfeited in certain circumstances – see Termination and Change of Control on page 94 for more information. PSUs, RSUs and options cannot be assigned, except by will.

The HRCC and the Board do not consider previous grants of long-term incentive awards when determining new grants, except to consider the total limit on equity awards and individual limits, as part of the HRCC’s responsibilities for administering the Omnibus Plan.

All stock option awards granted from 2014 to 2019 were out of the money as of December 31, 2021, and therefore had no value. No stock options were granted in 2021.

Each award has different vesting and eligibility criteria as described in the table on the following page.

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	Performance Share Units	Restricted Share Units	Stock Options(1)
Form of Award	∎ Share-based awards ∎ Potentially dilutive(2)	∎ Share-based awards ∎ Potentially dilutive(2)	∎ Option to buy Precision shares at a price that is at least the fair market value on the grant date ∎ Plan is dilutive
Who Participates	∎ Senior executives, including the CEO, other NEOs, and key corporate and operational employees ∎ Not open to non-management directors, all permanent employees are eligible participants	∎ RSUs were awarded to NEOs beginning in 2018 and CEO in 2019 ∎ Not open to non-management directors, all permanent employees are eligible participants	∎ Senior executives, including the CEO and other NEOs ∎ Not open to non-management directors, all permanent employees are eligible participants
Vesting

∎        Cliff vest at the end of three years

∎        Units earn dividend equivalents at the same rate as dividends declared and paid on our shares, if any (dividend equivalents are notionally reinvested as additional units)

∎        One-third vest each year over three years

∎        Units earn dividend equivalents at the same rate as dividends declared and paid on our shares, if any (dividend equivalents are notionally reinvested as additional units)

∎        One-third vest each year beginning on the first anniversary of the grant date

∎        Expire after seven years

∎        If the holder cannot exercise his or her stock options within ten business days of the normal expiry because of trading restrictions in our insider trading policy, we will extend the expiry date by seven business days from the end of the blackout period. The extension can be longer if the TSX or NYSE allows it and the Board approves it

Payout	∎ Settled in cash, equity, or a combination of both based formula on page 77

∎        Redeemed for cash based on the volume weighted average price of Precision shares for the five trading days prior to, but not including the vesting date on the TSX (Canadian units) or on the NYSE (U.S. units), or settled for equity or a combination of cash and equity

∎        Based on fair market value (strike price) when the options are exercised

∎        The strike price is the volume weighted average trading price of a Precision share on the TSX (Canadian stock options) or the NYSE (U.S. stock options) for the five trading days prior to the grant date

∎        Options only have value if the price of Precision shares increases above the strike price

Notes:

(1)	No stock options were granted in 2021.

(2)   PSUs and RSUs granted under the Omnibus Plan may be settled in cash, equity (common shares issued from treasury or purchased on the market) or a combination of both, subject to the limits in the Omnibus Plan. If the Amendments are not approved, the Sub-limit for PSUs and RSUs will not permit any PSUs or RSUs to be settled in treasury common shares.

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2021 Long-term Incentive Awards

The table below shows the 2021 long-term incentive awards, which were granted on February 1, 2021 to the NEOs. The CEO received a 10% reduction, and all other executives a 7.5% reduction, to their annual target awards. The awards were allocated 70% to PSUs and 30% to RSUs for the CEO and other NEOs, similar to awards in 2020 and 2022.

The table also shows the 2022 long-term incentive awards. In 2022, it was determined the reductions for the CEO and NEO’s grant levels implemented in 2021 would be maintained.

Under, and subject to the terms and conditions of, the Omnibus Plan, the Board has the flexibility to settle the 2021 and 2022 grants in shares, cash, or a combination of both.

	2021	Allocation				2022
	Long-term					Long-term
	Incentive	PSUs		RSUs		Incentive
Named Executive	Award (1)	$	#	$	#	Award (2)
Kevin Neveu	$3,704,202	$2,592,941	99,260	$1,111,261	42,540	$3,677,834
Carey Ford	$1,191,196	$832,792	31,880	$356,836	13,660	$1,181,533
Gene Stahl	$1,071,032	$749,461	28,690	$321,309	12,300	$1,053,627
Veronica Foley	$833,315	$583,059	22,320	$249,733	9,560	$829,791
Darren Ruhr	$833,315	$583,059	22,320	$249,733	9,560	$829,791

Notes:

(1)  Grant values are based on the volume weighted average price of Precision shares for the five trading days prior to, but not including the start of the performance period of February 1, 2021 for the PSUs and RSUs of US$20.31. The grant amounts have been converted to Canadian dollars using the following exchange rates on the grant date of 1.2862.

(2)  The 2022 grant values are based on the volume weighted average price of Precision shares for the five trading days prior to, but not including the grant date of February 1, 2022 for the PSUs and RSUs of US$41.73. The grant values have been converted to Canadian dollars using the February 1, 2022 exchange rate of 1.2771.

2021 Long-term Incentive Award Mechanics

In 2021, the HRCC and management remained focused on continuing to align our programs with our strategic priorities of maintaining controllable costs, rewarding strong financial performance, and reducing debt in order to enhance shareholder value.

The HRCC made changes to the awards’ mechanics in 2020 based on feedback from shareholders and prevailing trends in our Compensation Peer Group and determined they would be carried forward for LTIP awards granted in 2021, which include the following:

▪	TSR Collar – The portion of PSUs granted in 2021 tied to the relative TSR metric now includes a collar provision on the multiplier that:
1)

sets a cap at target (1.00x multiplier) in the event the Company experiences a negative absolute TSR at the end of the three-year performance period, regardless of the Company’s relative TSR ranking, and

2)

sets a floor at threshold (0.40x multiplier) in the event the Company’s absolute TSR is greater than that of the S&P 500 Index at the end of the three-year period, regardless of the Company’s relative TSR ranking.

▪

2021 PSU Peer Group Includes S&P 500 Index – Historically, our PSU Peer Groups have included companies with similar business operations (i.e. land-based drilling services and completion and production services) and companies that we regularly compete with for investors. The Committee determined that a benchmark for the broader market's performance should be included to represent the competition for investors outside of our sector.

▪

Maintain Absolute, Strategic Financial Metrics for PSUs – For PSUs granted in 2021, the HRCC determined the performance multiplier will be calculated using relative TSR ranking (67%) and our Leverage Ratio metric (33%) targets to provide a comprehensive measurement of overall Company performance and align management with the objective to increase shareholder value. The Leverage Ratio supports our long-term strategic goal of debt reduction with free cash flow while maintaining solid annual earnings performance.

▪	Cease Granting of Stock Options – In order to reduce the dilution of Company shares, the Committee determined that no stock options would be granted in 2021.

▪	Maintain Award Mix Heavily Weighted on Performance-based Vesting – The CEO and other NEO’s award mix was 70% PSUs and 30% RSUs to further support our pay-for-performance philosophy.
▪

Payout Cap of 5.0x (five times) Original Grant Value – For the 2021 grants, the maximum number of PSUs that may be earned is 2.0x (two times) the number granted. Additionally, the Board has implemented an instrument whereby it manages the Company’s financial exposure by capping total payout at 5.0x (five times) the original grant value which can be achieved through any combination of share price appreciation and PSU multiplier.

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2021 PSU Awards

PSUs vest at the end of a three-year performance period. PSUs awarded in 2021 will vest on February 1, 2024. The amount the executives ultimately receive depends on the resulting multiplier, determined by our PSU performance metrics, and our share price at the end of the vesting period. In 2021, the Committee determined the weighting for the PSU metrics would be based on 67% relative TSR and 33% on Leverage Ratio.

Note:

(1)  Cash settlement for PSUs will be based on the five-day volume weighted average price of Precision’s shares prior to, but not including the vesting date. PSUs settled in shares will result in a number of Precision shares to be issued, subject to the Omnibus Plan, from treasury (or purchased on the open market) equal to the number of PSUs granted multiplied by the payout multiplier.

Relative TSR – 67% weighting

We believe relative TSR is an important measure of Company performance because it reflects our ability to outperform peer companies affected by similar market conditions and aligns with shareholder interests. Precision’s ranking and the resulting multiplier are determined by comparing our three-year TSR against the TSR of our PSU Performance Peer Group using the scale below. TSR is adjusted to reflect dividends paid over the period, and the HRCC may determine the multiplier using interpolation if our performance falls between ranges. In 2022, the Committee increased the required ranking for a 2.0x payout to the 85th percentile or higher based on shareholder feedback.

TSR Ranking	Multiplier
75th Percentile or higher	2.0x payout
50th Percentile (median)	1.0x payout
35th Percentile	0.4x payout
Below 35th Percentile	zero payout

Relative TSR Performance Peer Group

Our PSU Performance Peer Group is made up of companies with similar business operations (land-based drilling services and completion and production services) that we compete with for investors. It is slightly different from our Compensation Peer Group, which includes comparable companies that we compete with for executive talent. We have also included the S&P 500 Index in our PSU Performance Peer Group.

The HRCC reviews our PSU Performance Peer Group at the time of award to make sure it is relevant and appropriate. Our independent consultant assists the HRCC in its review, and follows four key principles for establishing the group:

▪	chooses companies with similar business operations (i.e. land-based drilling services and completion and production services)
▪	includes companies that we regularly compete with for investors
▪	includes several peers from our Compensation Peer Group so that pay is directionally aligned with corporate performance
▪	selects at least 12 peers to provide statistically valid results.

The HRCC reviewed our PSU Performance Peer Group in response to changes in the industry, to make sure we continue to assess our relative performance against a representative group. In 2021, the Committee continued to include a benchmark for the broader market's performance to represent the competition for investors outside of our sector.

The following 15 companies and 1 index make up our PSU Performance Peer Group for assessing relative shareholder return performance for the 2021 PSU awards:

▪ Calfrac Well Services Ltd. ▪ CES Energy Solutions Corp. ▪ Ensign Energy Services, Inc. ▪ Helmerich & Payne, Inc. ▪ Nabors Industries Ltd. ▪ NexTier Oilfield Solutions, Inc.	▪ NESR ▪ Patterson-UTI Energy, Inc. ▪ RPC, Inc. ▪ Secure Energy Services, Inc. ▪ Select Energy Services, Inc. ▪ Shawcor Ltd.	▪ TETRA Technologies ▪ Total Energy Services, Inc. ▪ Trican Well Services Ltd. ▪ S&P 500 Index

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TSR Collar

Starting with the 2020 PSU grants, the portion of PSUs tied to the relative TSR metric (67% in 2021) now includes a collar provision on the multiplier that sets a cap at target (1.0x multiplier) in the event the Company experiences a negative absolute TSR at the end of the three-year performance period, regardless of the Company’s relative TSR ranking, and sets a floor at threshold (0.4x multiplier) in the event the Company’s absolute TSR is greater than that of the S&P 500 Index at the end of the three-year period, regardless of the Company’s relative TSR ranking. A summary of the TSR Collar structure is shown below:

Absolute 3-Year TSR	Impact on TSR Multiplier
<0%	Cap of 1.0x, regardless of relative TSR ranking
>S&P 500 Index	Minimum of 0.4x, regardless of relative TSR ranking

At the end of the three-year performance period, the HRCC’s compensation consultant assesses Precision’s relative TSR performance. The HRCC reviews Meridian’s assessment, along with other relevant factors, and recommends a multiplier (ranging from zero to two) to the Board for approval for the portion of PSUs associated with relative TSR.

Leverage Ratio – 33% weighting

The Leverage Ratio, or Long-term Debt to Adjusted EBITDA as shown in our Annual Report, will be applied with an annual threshold, target, and stretch goal for each of the three years in the performance period. Each year’s results will have an equal 1/3 weighting on the final Leverage Ratio multiplier. With the addition of the Leverage Ratio, we are providing a balanced, comprehensive measurement of overall Company performance. Precision’s three-year Leverage Ratio performance and the resulting multiplier are determined using the scale below, and the committee may determine the multiplier using interpolation if our performance falls between ranges.

Leverage Ratio	2021	2022	2023	Multiplier
Stretch	3.00	2.25	2.00	2.0x payout
Target	4.00	3.00	2.25	1.0x payout
Threshold	5.00	3.75	2.50	0.4x payout
Below Threshold	>5.00	>3.00	>2.50	zero payout

The targets for the 2021 Leverage Ratio metric were approved by the Board in early February 2021. In reviewing the year-end progress of the metric, both management and the Board agreed that no adjustments to targets would be applied.

At the end of the three-year performance period, the HRCC reviews the Company’s achievement against the approved targets, along with other relevant factors, and recommends a multiplier (ranging from zero to two) to the Board for approval for the portion of PSUs associated with the Leverage Ratio.

PSU Payout Cap of 5.0x (Five Times) Grant Value

The maximum number of PSUs that may be earned is 2.0x the number granted. Additionally, beginning with the 2020 PSU grants, the Board has implemented a ceiling whereby it manages the Company’s financial exposure by capping total payout at 5.0x the original grant value, which can be achieved through any combination of share price appreciation and PSU multiplier.

Payout of 2019 PSU Awards

The 2019 PSU awards vested on February 1, 2022, which were based 50% on relative TSR performance and 50% on our Capital Structure metric and were paid out approximately 70% in shares and 30% in cash. The payout multiplier as approved by the HRCC and the Board was 2.0x.

Named Executive	Number of PSUs Granted	Final PSU Payout (1)
Kevin Neveu	57,435	$6,121,811
Carey Ford	17,950	$1,913,232
Gene Stahl	16,155	$1,721,909
Veronica Foley	12,565	$1,339,263
Darren Ruhr	12,565	$1,339,263

Notes:

(1)  PSU payouts were made approximately 70% in shares and 30% in cash. The value of the payouts as presented in the table above utilize the volume weighted average price of Precision shares for the five trading days prior to, but not including, the February 1, 2022 vesting date of US$41.73, and converted to Canadian dollars using the February 1, 2022 exchange rate of 1.2771.

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How We Calculated the Payout Multiplier

Our TSR for the three-year period from February 1, 2019 to February 1, 2022 was compared to our PSU Performance Peer Group for the 2019 PSU awards:

▪ Calfrac Well Services Ltd. ▪ CES Energy Solutions Corp. ▪ Ensign Energy Services, Inc. ▪ Helmerich & Payne, Inc. ▪ Independence Contract Drilling Inc. ▪ Nabors Industries Ltd.	▪ Nine Energy Services, Inc. ▪ Patterson-UTI Energy, Inc. ▪ Pioneer Energy Services Corp. ▪ RPC, Inc. ▪ Secure Energy Services Inc. ▪ Select Energy Services	▪ Shawcor Ltd. ▪ Superior Energy Services, Inc. ▪ Total Energy Services Inc. ▪ Trican Well Service Ltd. ▪ Unit Corporation

Meridian provided the HRCC with a report of their assessment of our relative TSR ranking at the end of the three-year performance period, showing Precision at the 94th percentile of the PSU Performance Peer Group. The chart below shows the peer group’s relative TSR for the performance period and the resulting ranking:

The HRCC also reviewed our performance against the Capital Structure metric targets, which exceeded the Stretch Performance goal of $400 million with $431 million of debt paid over the three-year period.

As per the terms of the Omnibus Plan, the HRCC reviewed the TSR ranking and our performance against the Capital Structure targets over the performance period and recommended a multiplier of 2.0x to the Board for review and approval. The Board approved the multiplier and believes the payouts are appropriate.

All Other Compensation

Retirement Benefits

The NEOs participate in the same retirement plans as our other salaried employees, and participation is voluntary.

The Canadian program has three components:

▪	a defined contribution pension plan where we match participants’ contributions up to 5%(1) of their base salary
▪	a group registered retirement savings plan
▪	a registered tax-free savings account.

Our U.S. program includes a 401(k) plan where we match participants’ contributions up to 5%(1) of their cash compensation (base salary plus their STIP award). This plan is not considered a pension plan under Canadian law.

Notes:

(1)  The Company’s match for the retirement plan was reduced from 5% to 1% in April 2020 as part of the significant cost reduction actions taken during the peak of the COVID-19 pandemic. The match was restored to 5% in July 2021.

Employee Share Purchase Plan

Our employee share purchase plan encourages employees to become Precision shareholders and helps us attract and retain employees. The plan is open to Canadian and U.S. employees who have completed one full year of employment. All of the NEOs are eligible to participate in the plan.

Participants contribute up to 10% of their regular base salary through payroll deduction to purchase Precision shares. Historically, we have matched 20% of the employee’s contribution. Effective April 1, 2020, the employer match benefit was suspended as part of the significant cost reduction actions taken during the peak of the COVID-19 pandemic. The employer contribution is a taxable benefit to the employee. All Precision shares purchased under the plan are acquired on the secondary market.

Any dividends paid are automatically reinvested to purchase additional Precision shares.

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Participants can change their contribution percentage and/or stop contributions up to two times per calendar year. No vesting conditions apply, so participants can sell or transfer their shares at any time (subject to the provisions of our Insider Trading Policy) and are required to pay the associated administrative fees. The table below shows the number of shares purchased by participants (including any applicable company match, which was suspended in April 2020) through the plan for the previous three years:

as of December 31	2019	2020	2021
Number of shares purchased	103,069	49,753	41,026
Number of shares outstanding	13,864,990	13,459,593	13,304,425
Burn rate	0.74%	0.37%	0.31%

Other Benefits

Benefits are an integral part of total compensation and are important for attracting and retaining high performing employees in a highly competitive market.

Our Canadian, U.S. and International benefits programs offer competitive comprehensive coverage and cost sharing, and the NEOs participate in the same programs as our other employees. The programs consist of:

▪	basic, optional and dependent life insurance
▪	basic, optional, accidental death and dismemberment insurance
▪	extended health, vision and dental care
▪	short-term and long-term disability insurance
▪	employee assistance plan, and
▪	out-of-country emergency medical plan.

The NEOs also receive supplementary accidental death and dismemberment insurance benefits.

Perquisites

Executives receive limited perquisites that are consistent with the drilling and oilfield services industry and form part of a competitive compensation package. Each NEO receives a company vehicle (including operating costs) or a car allowance. Other perquisites, such as business club memberships and executive medical programs, vary by position.

See the Summary Compensation Table on page 88 for more information.

2022 Compensation Decisions

Base Salaries

No adjustments were made to the CEO’s base salary for 2022.

Short-term Incentives

We increased the weighting of financial metrics from 70% to 75% and maintained ESG as a key component of our executive scorecard, reflecting our commitment to the safety of our employees, customers, neighbors, and the environment. The individual component was removed from the scorecard for the CEO and NEO’s in 2022, making their STIP 100% based on Company performance. No adjustments were made to the STIP target percentages of our executives.

Long-term Incentives

In February 2022, LTIP awards for our executives were granted at the same reduced amounts as in 2021, when the CEO received a 10% reduction, and all other executives received a 7.5% reduction, of their annual target grant values. No changes were made to LTI vehicle weightings which consisted of 70% PSUs and 30% RSUs. In addition, the 2022 PSU performance multiplier will be determined by 100% relative TSR, subject to the TSR collar and removing the second metric tied to our Leverage Ratio. The HRCC removed the second metric and moved to 100% relative TSR as both management and the HRCC agreed that the debt-focused metrics served their purpose from 2019 to 2021, and in 2022 believe that focus on shareholder returns should be prioritized.

All of the construct changes implemented in 2020 to our LTIP awards were carried forward for 2021 awards, including:

▪	Negative TSR collar
▪	S&P 500 Index included in the 2021 PSU Peer Group
▪	Payout cap of 5.0x original grant value, and
▪	In 2022, increased PSU threshold for 2.0x multiplier from 75th percentile to 85th percentile of peer group.

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CEO COMPENSATION

Kevin A. Neveu (61) President and Chief Executive Officer Based in Houston, Texas CEO since 2007

“Our High Performance, High Value strategy is focused on providing safe, highly-efficient, reliable and environmentally responsible services to customers through our fleet of Super Series drilling rigs, AlphaTM technologies and EverGreenTM suite of environmental solutions.  We deliver exceptional field-level results through our people, technology and systems with the goal to create value for our customers and investors.”

Over the last decade, Mr. Neveu has strengthened Precision’s market position by transforming our drilling fleet through new-build and upgraded Super Series drilling rigs, diversifying our revenue base by expanding into the U.S. and international markets and making strategic investments in training, safety and employee development. Additionally, Mr. Neveu launched Precision’s digital strategy in 2017, branding and commercializing the offering as “AlphaTM” in 2019. Today, Precision has over 50 Super Series drilling rigs equipped with AlphaTM. These enhancements have allowed Precision to improve its competitive position, grow market share, generate substantial free cash flow, and enhance investor returns.

Since 2018, Mr. Neveu has led the Company’s efforts to strengthen our financial position through reducing debt by utilizing free cash flow as well as a series of debt transactions that have positioned the Company well for the current increase in market demand. Since 2018, Precision has reduced debt by $665 million and repurchased $42 million of shares. Mr. Neveu’s focus on strict cost discipline, cash flow, debt reduction and share repurchases has been well-received by shareholders over the past three years as Precision’s TSR ranks within the top 94th percentile of its peer group.

2021 Contributions and Accomplishments

In 2021, Mr. Neveu’s successful navigation of the Company in a rapidly changing market allowed Precision to emerge from the severe 2020 downturn healthy and well-positioned to capture multiple growth and business transformation opportunities as the industry recovers and customer and investor preferences continued to evolve.

At the beginning of each year, Precision publishes its key strategic priorities and reports on those throughout the year. In 2021, those priorities were:

1.	Grow revenue and market share through our digital leadership position
2.	Demonstrate operational leverage to generate free cash flow and reduce debt, and
3.	Deliver leading ESG (environmental, social and governance) performance to strengthen customer and stakeholder positioning.

The results achieved in 2021 for each of the priorities are tabulated on the next page. One of our key strategic priorities was to use our ESG positioning as a competitive differentiator. During the year, Mr. Neveu launched the new “E-Team” which is comprised of a cross-functional team of high performing employees with the directive to explore and develop means for Precision to help our customers reduce wellsite GHG emissions. The E-Team’s efforts ultimately resulted in the launch of our new EverGreenTM brand of emissions reducing technologies. Our EverGreenTM suite of environmental solutions is seeing strong customer demand and includes battery storage, emissions monitoring and fuel usage optimization. In addition, Mr. Neveu supported the establishment of Precision’s “S-Team” which consists of a group of key employees with a primary focus to coordinate and provide leadership for our cultural initiatives to embrace our diverse employee population. Finally, Mr. Neveu oversaw the publication of Precision’s second annual Corporate Responsibility Report.

A key long-term priority that Mr. Neveu and the management team have been focused on for several years is reducing debt. In 2021, Precision’s balance sheet continued to improve with $115 million of debt reduction as well as $4 million in share repurchases. In addition, Precision completed two financing transactions that extended our senior credit facility maturity until 2025 and the earliest high yield bond maturity to 2026. These actions preserved Precision’s significant liquidity position and lowered our average cost of debt. Mr. Neveu’s focus on debt repayment has resulted in reduced annual interest expense from $122 million in 2018 to $79 million in 2021 and the run rate cash interest expense in 2022 is expected to be approximately $75 million.

Executing our digital strategy has also been a key focus for Mr. Neveu and the management team for several years. In 2021, the Company achieved several commercial milestones with our AlphaTM technologies. As of year-end, Precision had 47 AlphaTM equipped rigs in North America, 16 commercial AlphaAppsTM and a rapid year-end increase in utilization of AlphaAnalyticsTM platform. The customer success with AlphaTM in 2021 resulted in paid AlphaTM days increasing 123% from 2020. Precision has established a commercial, scalable and industry-leading digital portfolio which will continue to be a key differentiator of our High Performance, High Value service offering.

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Demonstrating operational leverage as a key priority was critical as the market began to recover in 2021. Mr. Neveu once again successfully led the Company through a steep change in customer demand, which increased rapidly in the second half of 2021. Effective management of Precision’s workforce, Super Series equipment and systems during 2020 positioned the Company to meet the 28% increase in drilling activity in 2021. Specific steps included reactivating 21 rigs in the U.S. with minimal reactivation costs, significantly enhancing Precision’s cash flows. Sustaining the fixed cost and SG&A cost reductions achieved in 2020 through the increased activity in 2021 also bolstered Precision’s cash flows. Divesting our directional drilling assets and taking an ownership interest in and creating a marketing alliance with Cathedral Energy Services Ltd., enabled Precision to continue to develop automated directional drilling capabilities and participate in value creation in an improving market, while eliminating the requirement to invest capital in this business segment. During the fourth quarter of 2021 Mr. Neveu oversaw the strategic purchase of drill pipe shortly before industry supply chain shortages became evident, ensuring Precision would be well supplied with necessary drill pipe throughout 2022. Also during the fourth quarter, Precision negotiated a long-term pricing and supply agreement to outfit the balance of the Super Triple rig fleet with AlphaAutomationTM kits, mitigating the risk of inflation and supply chain issues for our key digital technology enabler. Under Mr. Neveu’s leadership, all of these steps have positioned Precision well to benefit from the higher activity levels anticipated in 2022.

2021 Strategic Priorities	2021 Results
Grow revenue and market share through our digital leadership position

Revenue increased by 6% as compared with 2020 as we achieved an average market share of 33% in Canada and 9% in the U.S. We realized U.S. drilling margins (revenue less operating costs) of US$6,165 per utilization day, supported by contracted revenues and rigid cost control. Our Canadian drilling margins were $7,371 per utilization day, driven by a favorable rig mix of larger AC Super Triples. Internationally, our day rates decreased to $52,069 per utilization day due to the expiration of drilling contracts. Our Completion and Production Services segment reported Adjusted EBITDA growth of 20% to $6 million, with year-over-year service rig activity growth of 55%.

We ended the year with 47 AlphaTM rigs deployed in the North American market. In 2021, we increased our paid AlphaAutomationTM days by 123% versus the prior year. We have drilled over 2,100 wells since the roll-out of AlphaAutomationTM, including 765 wells in 2021. We had 18 AlphaAppsTM available, 16 of which were commercialized. Our paid AlphaAppsTM days in 2021 increased by more than 600% year-over-year. During 2021, we drilled 765 wells with AlphaAppsTM, resulting in over 3,900 AlphaAppsTM days during the year.

In the fourth quarter of 2020, we commercialized our AlphaAnalyticsTM offering. Over the year, we steadily increased our paid AlphaAnalyticsTM days. In 2021, our fourth quarter paid AlphaAnalyticsTM days increased 108% as compared with 2020. We negotiated a long-term supply agreement to outfit the balance of the Super Triple rig fleet with AlphaAutomationTM kits, mitigating inflationary pressures and supply chain risk.

We developed an alliance with Cathedral Energy Services Ltd. for directional drilling, enhancing directional drilling automation offerings.

Demonstrate operational leverage to generate free cash flow and reduce debt

Total debt reduction for the year was $115 million, exceeding the midpoint of our targeted range of $100 million to $125 million. This is our fourth consecutive year of achieving our stated debt reduction target and, as at December 31, 2021, we have reduced our debt levels by approximately $665 million since 2018.

We issued US$400 million of unsecured senior notes due in 2029, using the proceeds along with drawings on our Senior Credit Facility to redeem in full our 2023 and 2024 unsecured senior notes. In addition, we extended the maturity of our Senior Credit Facility to June 18, 2025. Accordingly, we successfully extended our debt maturities with our earliest maturity date in 2025.

We reported cash provided by operations of $139 million and an ending cash balance of $41 million. As at December 31, 2021, we had more than $530 million in available liquidity, providing financial flexibility to capture anticipated industry activity growth in 2022, reduce debt and repurchase common shares pursuant to our NCIB. During the year, we repurchased and cancelled 155,168 common shares for $4 million.

We disposed of non-core and underutilized assets for proceeds of $13 million, which included divesting the directional drilling assets for an ownership stake in Cathedral Energy Services Ltd.

We re-activated and re-staffed 21 rigs in the U.S. at an average cost of less than US$200,000, among the lowest cost incurred in the industry. We negotiated a bulk drill pipe purchase to take advantage of excess industry inventories before the market rebounded, mitigating the risk of price inflation and drill pipe shortage due to supply chain challenges in 2022.

Deliver leading ESG (environmental, social and governance) performance to strengthen customer and stakeholder positioning

We released our second annual Corporate Responsibility Report during the second quarter and formed our ‘E-Team’ and ‘S-Team’, which are cross-functional teams comprised of key employees that are tasked to develop and implement certain ESG strategies and tactics.

Precision’s EverGreen™ suite of environmental solutions was launched in 2021, with development and implementation of multiple technologies aimed at reducing and quantifying greenhouse gas emissions at the wellsite.

As part of our EverGreenEnergy™ sub-product line, our BESS was tested and validated to provide significant reductions in hydrocarbon fuel use, and in turn a similar reduction in emissions and fuel cost. This successful testing resulted in customer agreements for three units scheduled for deployment in the first quarter of 2022, and several additional pending commitments expected by mid-year.

We also completed testing and field-hardening of our Integrated Power & Emissions Fuel Monitoring System, part of our EverGreenMonitoring™ sub-product line, which is capable of measuring and communicating real-time wellsite GHG emissions. By the end of the first quarter of 2022, we expect to have eight systems deployed, providing our customers with real-time insight into the correlation between power demand, fuel consumption, and resulting GHG emissions throughout the well construction process. Capturing and analyzing this data across different rigs, well profiles, engine types and geographic areas, will meaningfully improve both Precision’s and our customers’ understanding of the variability of land drilling GHG emissions and help operate power generating equipment with optimal fuel consumption and carbon footprint efficiency.

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2021 Achievements

Organizational Development

Employee development, COVID-19 updates.

Mr. Neveu continued to drive comprehensive competency and training programs for our field employees that fully leverage our state-of-the-art training facilities in Nisku, Alberta and Houston, Texas. Mr. Neveu also reinstated our summer intern program which included 10 interns in Canada and 10 in the United States, representing 17 universities. In light of the pandemic, Mr. Neveu has also made a continuous effort to update our employees on our COVID-19 protocols to keep our employees safe.

Investment Community

Engagement and investor updates

We strive to align shareholder interests with our strategic objectives. Considering the state of the industry, Mr. Neveu’s high-touch philosophy of shareholder engagement with the investment community was demonstrated by his participation in over 113 face-to-face or virtual meetings with investors in 2021.

Industry and Community Involvement

Government relations (Alberta)

Speaking engagements

Community Involvement

Mr. Neveu serves on the advisory council for the University of Calgary’s School of Public Policy. Throughout 2021, Mr. Neveu was called on to participate and speak at numerous events for the International Association of Drilling Contractors (IADC) as well as for the Canadian Association of Energy Contractors (CAOEC). Mr. Neveu also remained focused on community involvement through various contributions and corporate donations even through these virtual times.

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2021 CEO Compensation

Mr. Neveu’s total direct compensation for 2021 is aligned slightly above the median (50th percentile) of our 2021 Compensation Peer Group, which aligns with our stated philosophy of targeting the median based on the executive’s experience, performance, and other factors.

2021 Pay Mix

The graph below shows the breakdown of Mr. Neveu’s total direct compensation for 2021 converted to Canadian dollars as reported in the Summary Compensation Table on page 88.

Base Salary

All of our executive team is based out of our Houston, Texas office, including Mr. Neveu. In 2016, the Board determined that Precision’s long-term global operations strategy would be better served by relocating the CEO to Houston and increasing his focus on our U.S. and international operations. As a result, Mr. Neveu relocated to Houston as of March 1, 2016, and the Board decided to adjust the CEO’s base salary to align with the median of our Compensation Peer Group, but to do so over a two-year period because of the challenging conditions facing the industry and to pay the CEO in U.S. dollars. In 2016, Mr. Neveu’s base salary was adjusted to US$670,000 and then to US$800,000 in March 2017 as the second step to align with the median of our Compensation Peer Group, which coincided with the beginning of Mr. Neveu’s tenth year as CEO at Precision.

The Board made no adjustments to the CEO’s base salary in 2018 or 2019. On April 1, 2020, in response to market conditions, the CEO received a 20% base salary reduction which was effective through the remainder of the year and reversed January 1, 2021. No other adjustments were made to the CEO’s base salary in 2021 or 2022.

Short-term Incentive

Mr. Neveu received a 2021 STIP payout of US$315,200 that was based on his targeted award (100% of eligible base salary) and the Board’s assessment of our corporate performance and Mr. Neveu’s individual performance in 2021. Our 2021 corporate performance score was calculated at 29.40% after the HRCC made the decision to remove any payouts associated with the safety metrics due to the performance against metrics not captured in the scorecard. The Board rated Mr. Neveu’s individual performance as Strong based on the execution of strategic objectives that were set out at the beginning of the year by the Board.

Long-term Incentive

Mr. Neveu’s targeted 2021 LTIP grant was US$2,880,000, which represents a 10% decrease from prior years. His LTIP grant was allocated 70% PSUs and 30% RSUs, and maintained the same allocation established in 2020. In 2019, his LTIP award was allocated 70% PSUs, 20% RSUs and 10% stock options and in 2018, his LTIP award was allocated 70% PSUs and 30% stock options. From 2014 to 2017, his LTIP award was allocated 60% PSUs and 40% stock options, and 50/50 prior to that.

Mr. Neveu has not realized any value from his stock option awards since 2012. As of December 31, 2021, all of his vested options were out of the money and therefore had no value. Since 2009, Mr. Neveu has had 66,860 stock options expire with no value realized.

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Five Year Compensation Lookback

The following table and chart show the targeted total direct compensation (base salary + targeted STIP + targeted LTIP) of the CEO as compared to the total actual or “realized” compensation received during the previous five years.

Compensation	2017 (US$)	2018 (US$)	2019 (US$)	2020 (US$)	2021 (US$)
Target base salary (1)	$800,000	$800,000	$800,000	$800,000	$800,000
Target STIP award	$800,000	$800,000	$800,000	$800,000	$800,000
Targeted LTIP	$3,179,136	$3,220,884	$3,199,907	$3,200,000	$2,880,000
Total target compensation	$4,779,136	$4,820,884	$4,799,907	$4,800,000	$4,480,000
Salary earned (2)	$751,885	$800,000	$800,000	$713,846	$800,000
Actual STIP award (3)	$618,437	$1,109,840	$905,600	$543,009	$315,200
Realized LTIP (4)	$652,271	$379,655	$463,606	$1,609,060	$6,160,809
Total compensation received	$2,022,593	$2,289,495	$2,169,206	$2,865,915	$7,276,009
% difference from total target	42%	47%	45%	60%	162%

 Note:

(1)	When Mr. Neveu relocated to Houston, his base salary was adjusted to US$670,000 on March 1, 2016, and US$800,000 on March 1, 2017.
(2)	Mr. Neveu’s 2020 base salary reflects 27 pay periods (instead of 26) because the last payment in our 2020 US payroll calendar was on December 31.
(3)	Actual STIP award represents the actual payout received within each year based on the performance of predetermined financial, operational, and individual metrics.
(4)

Realized LTIP award represents the actual payout received from the vesting of a previous grant of PSUs (three years prior) and represented at the fair market value as of the vesting date, final one-third of the previous RSU grants (three years prior), second one-third of the previous RSU grant (two years prior), first one-third of the previous RSU grant (one year prior), and the value of any exercised stock options within each year reported. Mr. Neveu’s first grant of RSUs was in 2019.

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Perquisites

Mr. Neveu’s perquisites include a leased vehicle, parking, a housing allowance, tax preparation services, an executive health program, the employer portion of benefit premiums, the employer portion contribution to the 401(k) and Employee Stock Purchase Plan.

The Board approved a US$50,000 annual housing allowance to recognize the significant proportion of time the CEO is required to spend in both Houston and Calgary on Precision business. The allowance compensates Mr. Neveu for maintaining his own secondary residence in Calgary, which is more cost-effective for Precision than paying for hotel accommodations, meals and other related expenses when he is there for Precision business. The HRCC sought independent advice from our independent consultant before recommending the allowance to the Board for approval.

Share Ownership (as of March 23, 2022)

As CEO, Mr. Neveu is required to hold five times his annual base salary while the other NEOs aim for two times their base salary. We calculate share ownership based on the actual purchase cost or the current market value of our shares (whichever is higher). Mr. Neveu’s actual purchase cost for Precision shares is $7,845,207.

Number of Precision shares	Market Value (1)	Meets Share Ownership Target (2)
65,207	$5,650,187	Yes, holds 5 times his base salary

Notes:

(1)	The market value of Mr. Neveu’s shares are based on $86.65, the closing price of Precision shares on the TSX on March 23, 2022.
(2)

Share ownership targets are calculated using the actual purchase cost or market value, whichever is higher. Mr. Neveu’s share ownership multiple was calculated by converting his base salary to Canadian dollars using the March 23, 2022, exchange rate.

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Share Performance

The graph below shows our TSR over the last five years, assuming $100 was invested in Precision shares on December 31, 2016 and dividends were reinvested over the same period. It compares Precision’s TSR to the total shareholder return of the S&P/TSX Composite Index, the S&P/TSX Equal Weight Oil & Gas Index, and the median TSR of our 2021 PSU Performance Peer Group.

at December 31	2016	2017	2018	2019	2020	2021
Precision (PD: TSX)	$100	$52	$32	$25	$14	$31
S&P/TSX Composite	$100	$106	$93	$112	$114	$138
S&P/TSX Equal Weight Oil & Gas Index	$100	$88	$65	$72	$49	$78
2021 PSU Performance Peer Group(1)	$100	$81	$46	$33	$16	$24

Notes:

(1)  Our 2021 PSU Performance Peer Group consisted of 15 companies with similar business operations that we compete with for investors and 1 index, the S&P 500. The TSR shown in the graph above assumes our same PSU Performance Peer Group for all previous years (see page 77 for details about our 2021 PSU Performance Peer Group).

Cost of Management Ratio

The table below compares our adjusted EBITDA to the total compensation paid to our NEOs for the last five years. In 2021, we saw a 14.4% decrease in total compensation paid to the NEOs. Due to the challenging macroeconomic events caused by COVID-19, we also experienced a significant decrease in our EBITDA performance. Overall, the Cost of Management Ratio has averaged below 5% of Adjusted EBITDA over the past 5 years.

($ in millions)	2017	2018	2019	2020	2021
Total compensation cost	$11.4	$14.8	$15.2	$13.9	$11.9	Average cost of management ratio 4.40%
Adjusted EBITDA	$304.9	$375.1	$391.9	$263.7	$192.8
Cost of management ratio	3.74%	3.95%	3.88%	5.27%	6.17%

The cost of management ratio includes the following NEOs:

2017: Kevin Neveu, Carey Ford, Gene Stahl, Doug Evasiuk and Grant Hunter

2018: Kevin Neveu, Carey Ford, Gene Stahl, Shuja Goraya and Veronica Foley

2019: Kevin Neveu, Carey Ford, Gene Stahl, Veronica Foley and Darren Ruhr

2020: Kevin Neveu, Carey Ford, Gene Stahl, Veronica Foley and Darren Ruhr

2021: Kevin Neveu, Carey Ford, Gene Stahl, Veronica Foley and Darren Ruhr

There is no direct correlation between TSR and total cash compensation awarded to our NEOs because base salary and the short-term incentive plans are not based on share performance. The value realized from our LTIP awards is correlated to our TSR because the value is directly tied to the value of Precision shares, which are aligned with shareholder interests. For more information, see 2021 Long-term Incentive Awards on page 76 for more information.

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2021 COMPENSATION DETAILS

Summary Compensation Table

The table below shows the total compensation paid or awarded to each NEO in the last three years ending December 31. All amounts are in Canadian dollars.

(as at December 31, 2021)					Non-equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)(1)	Share-based Awards ($)(2)	Option-based Awards ($)(2)(3)	Annual Incentive Plan ($)(4)	Pension Value ($)(5)	All Other Compensation ($)(6)	Total Compensation ($)(7)
Kevin A. Neveu President and CEO	2021	997,551	3,704,202	—	395,163	—	144,435	5,241,351
	2020	957,339	4,235,600	—	728,229	—	179,327	6,100,495
	2019	1,061,360	3,769,285	419,533	1,188,559	—	189,592	6,628,329
Carey Ford Senior Vice President and CFO	2021	518,881	1,191,196	—	153,743	—	61,998	1,925,818
	2020	537,292	1,323,645	—	308,380	—	83,380	2,252,697
	2019	541,855	1,178,077	131,085	457,021	—	110,906	2,418,944
Gene C. Stahl Chief Marketing Officer	2021	531,384	1,071,032	—	157,447	—	79,232	1,839,095
	2020	550,236	1,191,232	—	315,810	—	105,778	2,163,056
	2019	563,844	1,060,167	117,945	473,563	—	104,722	2,320,241
Veronica Foley Chief Legal and Compliance Officer	2021	481,371	833,315	—	142,629	—	29,263	1,486,578
	2020	490,971	926,406	—	282,795	—	40,480	1,740,652
	2019	468,886	824,603	91,822	395,736	—	57,657	1,838,704
Darren Ruhr Chief Administrative Officer	2021	406,352	833,315	—	120,402	—	46,271	1,406,340
	2020	420,770	926,406	—	241,503	—	74,580	1,663,259
	2019	414,175	824,603	91,822	357,844	7,442	263,344	1,959,230

Notes:

(1)   2021 base salaries for the NEOs were paid in U.S. dollars and converted to Canadian dollars using an annual average exchange rate of 1.2537.

In response to market conditions, on April 1, 2020, the CEO voluntarily agreed to a 20% reduction, and all other executives to a 10% reduction, of their annual base salaries. These adjustments were reversed on January 1, 2021.

2020 base salaries for the NEOs reflect 27 pay periods (instead of 26) because the last payment in our 2021 US payroll calendar was on December 31.

Mr. Stahl assumed the position of Chief Marketing Officer on July 3, 2019. Prior to assuming his new role, Mr. Stahl served as the President, Drilling Operations.

(2)   Share-based awards represent the grant date fair value of PSU and RSU awards, and option-based awards represent the grant date fair value of the option awards. U.S. dollar amounts were converted to Canadian dollars using the following exchange rates:

2021 awards: 1.2862 (February 1, 2021 for PSUs and RSUs)

2020 awards: 1.3236 (February 1, 2020 for PSUs and RSUs)

2019 awards: 1.3088 (February 1, 2019 for PSUs and RSUs) and 1.3145 (February 22, 2019 for stock options)

(3)	The grant date fair value of options in the last three years is based on the following values, as calculated by our independent consultant:

	2019 Options
Assumptions	Canadian	U.S.
Share price	$68.00	US$51.20
Expected life (years)	5	5
Risk free rate of return	2.2%	2.8%
Volatility (capped at 50%)	50.0%	50.0%
Dividend yield	0.0%	0.0%
Black-Scholes multiple	45.4%	46.6%
Black-Scholes value	$30.80	US$23.80

The weighted average accounting fair value of all options granted and disclosed in our financial statements is $138.86, estimated on the grant date using the Black-Scholes option pricing model and the following assumptions:

▪	an average risk-free interest rate of 1%
▪	an average expected life of 4 years
▪	an expected forfeiture rate of 5%
▪	expected volatility of 50%.

The Black-Scholes model is a widely accepted model for valuing stock options and is consistent with the approach used by our independent consultant in determining market competitive compensation levels. Both sets of values are derived using the Black-Scholes model but with slightly different assumptions. For compensation purposes, the assumptions were based on our independent consultant’s standard methodology, which allows us to ensure an accurate comparison to the data we use for benchmarking.

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(4)   Annual incentive plan is the annual cash bonus (STIP) earned for the year and based on performance criteria for that year and reward is paid in March of the following year.

(5)   Pension value represents Precision’s matching contributions under the defined contribution pension plan.

(6)   Perquisites totaled more than $50,000 for each NEO and include the following:

Mr. Neveu: a leased vehicle, parking, a housing allowance, tax preparation services, an executive health program, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Stock Purchase Plan. The $50,000 housing allowance for 2019, and US$50,000 housing allowance for 2020 and 2021 was approved by the Board in recognition of the significant proportion of time Mr. Neveu is required to spend in both Houston and Calgary on Precision business. The HRCC sought independent advice from our independent consultant before recommending the housing allowance to the Board for review and approval. The housing allowance compensated Mr. Neveu for maintaining his own secondary residence in Calgary, which was more cost-effective for Precision than paying for hotel accommodations, meals and other related expenses.

Mr. Ford: a leased vehicle, parking, tax preparation services, annual club and membership dues, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Stock Purchase Plan.

Mr. Stahl: an annual vehicle allowance, parking, tax preparation services, annual club and membership dues, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Stock Purchase Plan.

Ms. Foley: a leased vehicle, parking, tax preparation services, annual club and membership dues, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Stock Purchase Plan.

Mr. Ruhr: a leased vehicle, parking, tax preparation services, annual club and membership dues, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Stock Purchase Plan. In addition, Mr. Ruhr relocated to Houston from Calgary in July 2019. His relocation costs have been included in the All Other Compensation section above.

All perquisite values were based on the total cost to Precision.

(7)   If not specifically identified in one of the above footnotes, compensation for the NEOs for 2021, 2020 and 2019 was converted to Canadian dollars using the average exchange rate of 1.2537, 1.3411 and 1.3267, respectively.

 Value Vested or Earned During the Year

The table below shows the value vested or earned on all option-based awards, share-based awards and non-equity incentive plan compensation (2021 STIP award) for each NEO during the year ended December 31, 2021.

Named Executive	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
Kevin Neveu	—	$7,867,969	395,163
Carey Ford	—	$2,465,421	153,743
Gene Stahl	—	$2,218,961	157,447
Veronica Foley	—	$1,725,693	142,629
Darren Ruhr	—	$1,725,693	120,402

Notes:

(1)  No option-based awards were in the money on the vesting date.

(2)  Share-based awards – For the CEO and other NEOs, the value vested includes the 2019 PSUs which vested on February 1, 2022. The PSU multiplier was 2.0x as determined by the Board and paid in approximately 70% in shares and 30% in cash. The Fair Market Value for the 2019 PSUs in the table above is represented by the volume weighted average price of Precision shares for the five trading days prior to the February 1, 2022 vesting date, of $41.73 on the NYSE for U.S. units. For the CEO and other NEOs, the value vested also includes the third tranche of the 2019 RSU payout, second tranche of the 2020 RSU payout and the first tranche of the 2021 RSU payout based on the volume weighted average price of Precision shares for the five trading days prior to the February 1, 2022 vesting date, of $41.73 on the NYSE for U.S. units. Amounts were converted to Canadian dollars using the February 1, 2022 exchange rate of 1.2771.

(3)  Amounts for the non-equity incentive plan compensation (STIP awards) were converted to Canadian dollars using the 2021 average exchange rate of 1.2537.

Total Options Exercised During the Year (Supplemental Table)

The table below shows the options exercised by the NEOs in 2021 and the value realized.

Named Executive	Number of Options Exercised in 2021 (#)	Grant Value ($)	Value Realized ($)	Gain/Loss (%)
Kevin Neveu	—	—	—	—
Carey Ford	—	—	—	—
Gene Stahl	—	—	—	—
Veronica Foley	—	—	—	—
Darren Ruhr	—	—	—	—

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Equity-based Compensation Outstanding Option-based Awards and Share-based Awards The table below show the outstanding option-based and share-based awards for each NEO as of December 31, 2021.

	Option-based Awards					Share-based Awards
Named Executive	Year	Number of Shares Underlying Unexercised Options (#)	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the- money Options ($)(1)	Number of Shares or Units of Shares that have not Vested (#)(2)	Market or Payout Value of Share-based Awards that have not Vested ($)(1)(3)	Market or Payout Value of Vested Share-based Awards not Paid Out or Distributed ($)
Kevin Neveu	2021		—	—	—	141,800	$6,352,815	—
President	2020		—	—	—	118,035	$5,288,114	—
and CEO	2019	13,410	US$51.20	Feb 25, 2026	—	62,905	$2,818,222	—
	2018	31,515	US$68.80	Feb 23, 2025	—	—	—	—
	2017	25,040	US$111.40	Feb 17, 2024	—	—	—	—
	2016	34,300	US$64.20	Feb 23, 2023	—	—	—	—
	2015	29,285	$146.40	Feb 11, 2022	—	—	—	—
Total		133,550			—	322,740	$14,459,151	—
Carey Ford	2021		—	—	—	45,540	$2,040,248	—
Senior Vice	2020		—	—	—	36,887	$1,652,570	—
President and	2019	4,190	US$51.20	Feb 25, 2026	—	19,660	$880,792	—
CFO	2018	7,590	US$68.80	Feb 23, 2025	—	—	—	—
	2017	6,650	US$111.40	Feb 17, 2024	—	—	—	—
	2016	2,925	US$100.40	May 9, 2023	—	—	—	—
	2016	4,390	US$64.20	Feb 23, 2023	—	—	—	—
	2015	4,005	US$115.80	Feb 11, 2022	—	—	—	—
Total		29,750			—	102,087	$4,573,610	—
Gene Stahl	2021		—	—	—	40,990	$1,836,403	—
Chief Marketing	2020		—	—	—	33,197	$1,487,253	—
Officer	2019	3,770	US$51.20	Feb 25, 2025	—	17,693	$792,686	—
	2018	7,385	US$68.80	Feb 23, 2025	—	—	—	—
	2017	5,475	US$111.40	Feb 17, 2024	—	—	—	—
	2016	10,240	US$64.20	Feb 23, 2023	—	—	—	—
	2015	9,340	US$115.80	Feb 11, 2022	—	—	—	—
Total		36,210			—	91,880	$4,116,342	—
Veronica Foley	2021		—	—	—	31,880	$1,428,263	—
Chief Legal and	2020		—	—	—	25,817	$1,156,620	—
Compliance Officer	2019	2,935	US$51.20	Feb 25, 2026	—	13,762	$616,541	—
	2018	5,335	US$68.80	Feb 23, 2025	—	—	—	—
	2017	3,910	US$111.40	Feb 17, 2024	—	—	—	—
	2016	1,280	US$100.40	May 9, 2023		—	—	—
	2016	550	US$64.20	Feb 23, 2023	—	—	—	—
	2015	1,170	US$115.80	Feb 11, 2022	—	—	—	—
Total		15,180			—	71,458	$3,201,424	—
Darren Ruhr	2021		—	—	—	31,880	$1,428,263	—
Chief Administrative	2020		—	—	—	25,817	$1,156,620	—
Officer	2019	2,935	US$51.20	Feb 25, 2026	—	13,762	$616,541	—
	2018	5,490	US$87.00	Feb 23, 2025	—	—	—	—
	2017	3,910	US$146.00	Feb 17, 2024	—	—	—	—
	2016	5,590	$89.20	Feb 23, 2023	—	—	—	—
	2015	5,745	$146.40	Feb 11, 2022	—	—	—	—
Total		23,670			—	71,458	$3,885,126	—

Notes:

(1)

Values of the option-based and share-based awards granted to Mr. Neveu for 2015 and Mr. Ruhr from 2015 to 2018 are based on $44.69, the closing price of Precision shares on the TSX on December 31, 2021. Values of the option-based and share-based awards granted to Mr. Ford, Mr. Stahl, and Ms. Foley from 2015 to 2021, Mr. Neveu from 2016 to 2021 and Mr. Ruhr for 2019 to 2021 are based on US$35.43, the closing price of Precision shares on the NYSE on December 31, 2021 and were converted to Canadian dollars using the December 31, 2021 exchange rate of 1.2645.

(2)

Share-based awards that have not vested for CEO and other NEO’s are comprised of PSUs and RSUs. For Mr. Neveu, 2021 awards include 99,260 PSUs and 42,540 RSUs, 2020 awards include 91,805 PSUs and 26,230 RSUs, and 2019 awards include 57,435 PSUs and 5,470 RSUs. For Mr. Ford, 2021 awards include 31,880 PSUs and 13,660 RSUs, 2020 awards include 28,690 PSUs and 8,197 RSUs, and 2019 awards include 17,950 PSUs and 1,710 RSUs. For Mr. Stahl, 2021 awards include 28,690 PSUs and 12,300 RSUs, 2020 awards include 25,820 PSUs and 8,197 RSUs, and 2019 awards include 16,155 PSUs and 1,538 RSUs. For Ms. Foley, 2021 awards include 22,320 PSUs and 9,560 RSUs, 2020 awards include 20,080 PSUs and 5,737 RSUs, and 2019 awards include 12,565 PSUs and 1,197 RSUs. For Mr. Ruhr, 2021 awards include 22,320 PSUs and 9,560 RSUs, 2020 awards include 20,080 PSUs and 5,737 RSUs, and 2019 awards include 12,565 PSUs and 1,197 RSUs.

(3)	The value of all PSU awards assumes a payout multiplier of 1.0x. PSUs may vest between 0% and 200% based on performance, see “2021 PSU Awards” on page 77.

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Equity Incentive Plan Information

Securities Authorized for Issue Under Equity Compensation Plans

The table below provides details about the equity securities authorized for issue under our compensation plans (on a post-consolidation basis) as of December 31, 2021:

Type of Plan	Number of Shares to be Issued upon Exercise of Outstanding Equity-based Awards and DSUs (#)	Weighted Average Exercise Price of Outstanding Equity-based Awards ($)	Number of Shares Remaining Available for Future Issue Under Equity Compensation Plans (#)
Equity compensation plans approved by shareholders
1. Omnibus Plan (1)(2)(3)	573,412	$89.63	244,797
2. DSU plans (4)	79,044	—	22,075
Equity compensation plans not approved by shareholders	—	—	—
Total	652,456		266,872

Notes:

(1)

RSUs and PSUs granted under the Omnibus Plan, which was adopted in 2017, that may or are intended to be settled in common shares issued from treasury and are included in the calculation of the Number of Shares to be Issued upon Exercise of Outstanding Equity-based Awards, using a 1.0x payout multiplier for PSUs (see 2021 PSU Awards on page 77).

(2)	Stock options will only be granted under the Omnibus Plan going forward. 573,412 includes options outstanding under the stock option plan.
(3)

The number of shares available for future issuance under the Omnibus Plan as the total plan limit (894,379) less the number of options and common shares issuable on exercise of outstanding options under our stock option plan and the number of common shares issuable on exercise/vesting, as applicable, of options and RSUs and PSUs, as applicable, under our Omnibus Plan. At the meeting, shareholders are being asked to approve a 200,000 increase to the number of shares available for future issuance under the Omnibus Plan. The Omnibus Plan includes a Sub-limit for share issuances for PSUs, RSUs and bonuses. The maximum aggregate number of shares that are issuable for PSUs, RSUs and bonuses is 263,900. At the meeting, shareholders are being asked to approve a 200,000 increase and remove the Sub-limit.

(4)	DSUs outstanding include DSUs granted under the old DSU plan and the 2012 DSU plan. DSUs outstanding under the old DSU plan total 1,470. DSUs outstanding under the 2012 DSU plan total 77,574.

Granting Stock Options and Awards

As of December 31, 2021, we had 13,304,425 shares outstanding and 573,412 shares reserved for issue under our stock option plan and Omnibus Plan. At the meeting, shareholders are being asked to approve a 200,000 share increase to the number of shares available for future issuance under the Omnibus Plan. We have several limitations under the plan to mitigate risk:

Plan Limits (within the Fixed Maximum of 894,379 Common Shares)	as a % of the Shares Outstanding
Maximum number of shares that may be issued in a one-year period under the Omnibus Plan alone or when combined with all other security-based compensation arrangements	5%
Maximum number of shares that may be issued to a single participant under the Omnibus Plan alone or when combined with all other security-based compensation arrangements	2%
Maximum number of shares outstanding that may be: (2)(i) issued to insiders (as a whole) in a one-year period, or (ii) issuable to insiders at any time in each case, under the Omnibus Plan alone or when combined with all other security-based compensation arrangements	10%
2021 burn rate	0.00%

The table below provides details about award grants intended to be settled in shares under the stock option plan and Omnibus Plan for the last three fiscal years.

(as at December 31)	2019		2020		2021
Measure of dilution	# of Equity-based Awards	% of shares Outstanding(1)	# of Equity-based Awards	% of shares Outstanding(1)	# of Equity-based Awards	% of shares Outstanding(1)
Annual grant – the total number of awards granted under the plans each year (2)	240,545	1.65%	—	0.00%	—	0.00%
Equity-based awards outstanding – the total number of awards outstanding (including the annual grant) under the plans at the end of each year	794,892	5.73%	747,178	5.55%	573,412(3)	4.31%
Equity-based awards available for grant – the number of awards remaining in the reserve approved by shareholders and available for grant under the plans at the end of each year	23,317	0.17%	71,031	0.53%	244,797(3)	1.84%
Overhang – the number of awards outstanding plus the number of awards remaining in reserve approved by shareholders and available for future grants	818,209	5.90%	818,209	6.08%	818,209	6.15%

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Notes:

(1)

Percentage of shares outstanding is calculated using the weighted average outstanding shares for the year-ended December 31. RSUs and PSUs granted under the Omnibus Plan, which was adopted in 2017, that are intended to be settled in common shares issued from treasury are included in the calculation of burn rates using a 1.0x payout multiplier for PSUs (see 2021 PSU Awards on page 77).

(2)

The annual grant totals included in the table above represent only awards that are intended to be settled in common shares issued from treasury, as determined by the HRCC at the time of grant. Additional awards that are intended to be settled in cash, as determined by the HRCC at the time of grant, and are accounted for as such in our financial statements, include the following; 2019: 311,313 RSU and PSU awards representing 2.25% of weighted average outstanding shares; 2020: 865,811 RSU and PSU awards representing 6.43% of weighted average outstanding shares; 2021: 845,438 RSU and PSU awards representing 6.35% of weighted average outstanding shares.

(3)

The 573,412 equity-based awards outstanding as of December 31, 2021 were made up of 189,964 executive PSUs (accounted for using a 1.0x multiplier) and 383,448 stock options. The Omnibus Plan’s Sub-limit for share issuance for PSUs, RSUs, and bonuses remained intact at 263,900 as of December 31, 2021. Subsequent to December 31, 2021, Precision settled 189,964 vesting executive PSUs in 263,900 common shares, which has exhausted the Sub-limit taking into account the final approved to multiplier. In addition, 85,185 stock options expired in February 2022. As of March 23, 2022, our equity-based awards outstanding (which may or are intended to be settled in common shares issued from treasury) was 351,943 and made up of 75,050 executive RSUs, subject to shareholder approval of the Amendment, and 276,893 stock options (with a weighted average exercise price of $100.58 and a weighted average remaining life of 1.96 years) and our equity-based awards available for grant was 246,918, which are for stock options only, unless we receive shareholder approval of the Amendment to Omnibus Plan at the meeting.

About the Stock Option Plan and Omnibus Plan

As of December 31, 2021, there have been 583,660 options, PSUs and RSUs issued or outstanding under our stock option plan and our Omnibus Plan which have, may, or are intended to be settled in common shares issued from treasury, representing 4.39% of the issued and outstanding common shares (assuming each option, PSU and RSU is converted into one common share), and 77,574 DSUs under the 2012 DSU plan, representing 0.58% of the outstanding common shares (assuming each DSU is converted into one common share). The burn rate for our DSU plan was 0% in 2021, 0% in 2020, and 0.27% in 2019.

The Board can amend or terminate the stock option plan at any time without shareholder approval. Shareholders must, however, approve the following changes:

▪	increasing the number of Precision shares reserved for issue under the stock option plan
▪	reducing the exercise price of a stock option
▪	extending the term of a stock option
▪	increasing any limit in our stock option plan on grants to insiders
▪	adding any form of financial assistance by Precision for the exercise of options
▪	changing the amending provisions of the stock option plan, and
▪	granting the Board additional powers to amend the plan or any option without shareholder approval.

Any change made will not affect any rights that have already accrued to option holders.

Neither the Board nor security holders can alter or affect the rights of a participant under an award previously granted in a negative way without the consent of that participant, except as required by law or as set out in the Omnibus Plan. See Termination and Change of Control on page 94 for a summary of the effect on employee’s termination for or without cause will have on options, PSUs and RSUs.

The Board can amend or terminate the Omnibus Plan at any time without shareholder approval, subject to applicable law (including the policies of the TSX) that require the approval of security holders or any governmental or regulatory bodies. Shareholders must, however, approve the following changes:

▪	increasing the maximum number of common shares issuable under the Omnibus Plan, other than to adjust for stock dividends, stock splits, mergers and other similar transactions
▪	increasing the length of the period after a blackout period when stock options may be exercised
▪	to make an amendment that would result in the exercise price for any stock option granted under the Omnibus Plan to be lower than the fair market value on the grant date
▪	to allow non-employee directors to participate under the Omnibus Plan
▪	to remove or exceed the limit of insiders participating in the Omnibus Plan
▪

to reduce the exercise price of a stock option, or to allow the cancellation and reissuance of an option or other entitlement, other than for stock dividends, stock splits, mergers and other similar transactions

▪

to extend the term of a stock option beyond the original expiry date (except to allow a holder to exercise an option within 10 (ten) business days following a blackout period if the option expired during or within 10 (ten) business days following a blackout period)

▪	to change the amendment provisions
▪	to allow awards under the Omnibus Plan to be transferred or assigned, other than for normal estate settlement purposes, and
▪	to make amendments that require approval by security holders under applicable law (including the rules, regulations and policies of the TSX).

The proposed Amendments to the Omnibus Plan would provide that the Board can, without shareholder approval, but subject to the following paragraph, amend or suspend any provision of the Omnibus Plan or any Award granted thereunder, or terminate the Omnibus Plan, at any time, regardless of whether any such amendment or suspension is material, fundamental or otherwise.  However, except as subject to the Omnibus Plan and applicable law, no action of the Board or security holders may materially adversely alter or impair the rights of a participant under any Award previously granted to the participant without the consent of the affected participant. Amendments to the Omnibus Plan are also subject to any required approval of the TSX.

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Under the proposed Amendments to the Omnibus Plan, shareholder approval will be required for the following types of amendments:

▪	any amendment to increase the maximum number of common shares issuable under the Omnibus Plan, other than to adjust for stock dividends, stock splits, mergers and other similar transactions
▪	increasing the length of the period after a blackout period when stock options may be exercised
▪	to make an amendment that would result in the exercise price for any stock option granted under the Omnibus Plan to be lower than the fair market value on the grant date
▪	to allow non-employee directors to participate under the Omnibus Plan
▪	to remove or exceed the limit of insiders participating in the Omnibus Plan
▪

to reduce the exercise price of a stock option, or to allow the cancellation and reissuance of an option or other entitlement, other than for stock dividends, stock splits, mergers and other similar transactions

▪

to extend the term of a stock option beyond the original expiry date (except to allow a holder to exercise an option within 10 (ten) business days following a blackout period if the option expired during or within 10 (ten) business days following a blackout period)

▪	to allow awards under the Omnibus Plan to be transferred or assigned, other than for normal estate settlement purposes, and
▪	to change the amendment provisions that will increase the Board’s authority to amend the Omnibus Plan without shareholder approval.

The HRCC administers the Omnibus Plan unless the Board designates another committee to interpret, implement or administer the plan from time to time.

As plan administrator, the HRCC may:

▪	establish, amend or repeal administrative rules and regulations or forms or documents relating to the operation of the Omnibus Plan
▪	correct any defects, omissions or inconsistencies in the Omnibus Plan as the HRCC deems necessary, and
▪	seek recommendations from the Chair of the Board or the CEO about any administrative matters relating to the Omnibus Plan.

Subject to applicable law, the HRCC may delegate certain duties and powers relating to the Omnibus Plan to a director, officer or employee of Precision as it sees fit.

The HRCC may also appoint or engage a trustee, custodian or administrator to administer or implement the Omnibus Plan. Any decision by the Board or the HRCC relating to the administration and interpretation of the Omnibus Plan is final and binding on the plan participants.

Subject to the rules, regulations and policies of the TSX and any other stock exchange on which the Precision shares are listed or traded, the Board may amend or terminate the 2012 DSU plan at any time, without shareholder approval, provided that any amendment of the 2012 DSU plan shall be such that the 2012 DSU Plan and any DSUs granted under the plan continuously meet the requirements of paragraph 6801(d) of the regulations to the Income Tax Act (Canada).

Also, unless required by applicable law or the affected Directors’ consent, no amendment may adversely affect the rights of Directors with respect to DSUs to which the Directors are then entitled under the 2012 DSU plan. If the 2012 DSU plan is terminated, all DSUs already granted under the plan will continue to exist and be redeemed in accordance with the 2012 DSU plan, until no further DSUs granted under the plan remain outstanding. However, no additional DSUs shall be granted under the plan after termination of the 2012 DSU plan. Subject to the rules, regulations and policies of the TSX and any other stock exchange on which the Precision Shares are listed or traded, the old DSU plan may be amended or terminated at any time by the Board, except as to rights already accrued thereunder.

Pension Benefits

The table below outlines the change in value of the Canadian defined contribution pension plan (DCPP) holdings of Mr. Neveu and Mr. Ruhr during 2021. Mr. Neveu stopped participating in the DCPP upon his relocation to Houston, Texas on March 1, 2016 and Mr. Ruhr stopped participating in the DCPP upon his relocation to Houston on May 11, 2019. Mr. Stahl stopped participating in the DCPP upon his relocation to Houston on March 1, 2010 and in 2020, transferred his funds to an external locked-in registered retirement savings plan and is no longer a participant in the DCPP. As Mr. Ford and Ms. Foley have only been U.S. employees, therefore they did not participate in the DCPP prior to or during 2021.

Named Executive	Accumulated Value at Start of Year ($)	Compensatory(1) ($)	Non-Compensatory(2) ($)	Accumulated Value at Year-End ($)
Kevin Neveu	531,062	—	96,167	627,229
Darren Ruhr	838,233	—	155,328	993,561

Notes: (1) Represents employer contributions during 2021. (2) Includes employee contributions, interest on the accrued obligation at the start of the year, and investment gains and losses.

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Termination and Change of Control

Employment Agreements

We have an employment agreement with each NEO. Each agreement is for an indefinite period of time and provides a summary of benefits, if any, to be received by the executive if employment is terminated for any reason (other than for cause), including retirement, death, disability, termination without cause and constructive dismissal. Terms of the agreements are based on competitive practices and include non-solicitation and confidentiality provisions to protect Precision’s interests. Any entitlements issued under our incentive plans are governed by the terms and conditions of the applicable plan.

Short-term and long-term incentive awards do not automatically vest when there is a change of control. If there is a change of control and our shares are converted to or exchanged for securities of another entity, any outstanding long-term incentive awards are substituted or replaced with equivalent value in the continuing entity, on substantially the same terms. If, however, replacement stock options:

▪	are not provided
▪	would give rise to adverse tax results to option holders
▪	are granted by a continuing entity that is not publicly traded, or
▪	is not practicable, as determined by our Board.

then the outstanding stock options vest and may be exercised in certain conditions.

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These replacement stock options may vest immediately if the participant is terminated without cause or constructively dismissed within 180 days following the change of control.

Component	Resignation	Retirement	Termination with Cause	Termination without Cause/ Constructive Dismissal	Change of Control (without Constructive Dismissal)	Disability or Death
Base Salary	∎ salary ends	∎ salary ends	∎ salary ends	CEO ∎ lump sum payment equal to 24 months of base salary as of the termination date Other NEOs ∎ lump sum payment equal to 18 months of base salary as of the termination date	∎ no trigger	∎ salary ends
Short-term Incentive Plan	∎ award is forfeited	∎ award is forfeited	∎ award is forfeited

CEO

∎   an amount equal to two times the STIP target plus an additional pro-rata portion of the STIP award

Other NEOs

∎   an amount equal to 1.5 times the STIP target plus an additional pro-rata portion of the STIP award

					∎ no trigger	∎ prorated, factoring in salary paid to date and the STIP target, subject to Board’s discretion
Restricted Share Units	∎ RSUs are forfeited	∎ RSUs are forfeited	∎ RSUs are forfeited	∎ pro-rata portion of the unvested RSUs as of the termination date will continue to vest in accordance with their terms	∎ no immediate vesting of RSUs	∎ pro-rata portion of the unvested RSUs will continue to vest in accordance with their terms
Performance Share Units	∎ PSUs are forfeited	∎ PSUs are forfeited	∎ PSUs are forfeited

∎   pro-rata portion of the unvested PSUs as of the termination date will continue to vest in accordance with their terms

Termination without cause or constructive dismissal within 180 days following a change of control

∎   pro-rata portion of the unvested PSUs will vest on the termination date based on the level of achievement of the performance conditions up to the termination date

					∎ no immediate vesting of PSUs	∎ pro-rata portion of the unvested PSUs will continue to vest in accordance with their terms
Options	∎ unvested options expire and terminate immediately ∎ vested options may be exercised before the expiry date or within 30 days of the resignation date, whichever is earlier	∎ options continue to vest in accordance with their terms and may be exercised before the expiry date or within 36 months of the retirement date, whichever is earlier	∎ options expire and terminate immediately

Termination without cause

∎   options continue to vest in accordance with their terms and may be exercised before the expiry date or within 30 days of the termination date, whichever is earlier

Constructive dismissal 180 days following a change of control

∎   options immediately vest and may be exercised before the expiry date or within 90 days of the termination date, whichever is earlier

∎ no immediate vesting of options

Disability

∎   options continue to vest in accordance with their terms and may be exercised before the expiry date

Death

∎   options become fully vested and may be exercised within 12 months or before the expiry date, whichever is earlier

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Termination and Change of Control Benefits

The table below shows the estimated incremental payments and benefits each NEO would receive under each termination scenario assuming the termination occurred on December 31, 2021.

Named Executive	Resignation ($)	Retirement ($)	Termination without cause/ constructive dismissal ($)	Constructive dismissal following a change of control ($)	Change of control ($)
Kevin A. Neveu (1)
President and CEO
2 times base salary	—	—	2,023,200	2,023,200	—
2 times STIP target	—	—	2,023,200	2,023,200	—
Restricted share units	—	—	1,339,288	1,339,288	—
Performance share units (2)	—	—	6,475,839	6,475,839	—
Options (3)	—	—	—	—	—
Total payment	—	—	11,861,527	11,861,527	—
Carey Ford (1)
Senior Vice President and CFO
1.5 times base salary	—	—	787,151	787,151	—
1.5 times STIP target	—	—	590,363	590,363	—
Restricted share units	—	—	423,551	423,551	—
Performance share units (2)	—	—	2,035,589	2,035,589	—
Options (3)	—	—	—	—	—
Total payment	—	—	3,836,654	3,836,654	—
Gene C. Stahl (1)
Chief Marketing Officer
1.5 times base salary	—	—	806,119	806,119	—
1.5 times STIP target	—	—	604,589	604,589	—
Restricted share units	—	—	381,303	381,303	—
Performance share units (2)	—	—	1,831,967	1,831,967	—
Options (3)	—	—	—	—	—
Total payment	—	—	3,623,978	3,623,978	—
Veronica Foley (1)
Chief Legal and Compliance Officer
1.5 times base salary	—	—	730,249	730,249	—
1.5 times STIP target	—	—	547,687	547,687	—
Restricted share units	—	—	296,450	296,450	—
Performance share units (2)	—	—	1,424,903	1,424,903	—
Options (3)	—	—	—	—	—
Total payment	—	—	2,999,289	2,999,289	—
Darren Ruhr (1)
Chief Administrative Officer
1.5 times base salary	—	—	616,444	616,444	—
1.5 times STIP target	—	—	462,333	462,333	—
Restricted share units	—	—	296,450	296,450	—
Performance share units (2)	—	—	1,424,903	1,424,903	—
Options (3)	—	—	—	—	—
Total payment	—	—	2,800,130	2,800,130	—

Notes:

(1)  The amounts for all the NEOs were converted to Canadian dollars using the December 31, 2021 exchange rate of 1.2645.

(2)  PSU values were calculated using the December 31, 2021 closing price of US$35.43 on the NYSE for U.S. units, multiplied by the number of units that would have vested. We have assumed a performance multiplier of 1.0x.

(3)  Option values were calculated using the difference between the strike price and the December 31, 2021 closing price of $44.69 on the TSX for Canadian options and US$35.43 on the NYSE for U.S. options, multiplied by the number of vested options on December 31, 2021, including any unvested options that would have immediately vested given the particular trigger.

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D - OTHER INFORMATION

Financial Measures and Ratios

Non-GAAP Measures

We reference certain additional Non-Generally Accepted Accounting Principles (GAAP) measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA

We believe that adjusted EBITDA (earnings before income taxes, loss (gain) on redemption and repurchase of unsecured senior notes, loss on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization), as reported in our Consolidated Statements of Net Earnings (Loss), is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges. The most directly comparable financial measure is net earnings (loss).

Funds Provided by (Used in) Operations

We believe that funds provided by (used in) operations, as reported in the Consolidated Statements of Cash Flow, is a useful measure because it gives us, and our investors, an indication of the funds our principal business activities generated prior to consideration of working capital, which is primarily made up of highly liquid balances. The most directly comparable financial measure is cash provided by (used in) operations.

Non-GAAP Ratios

We reference certain additional non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Return on Capital Employed

We use the return on capital employed as a performance measure. Return on capital employed is calculated as Adjusted EBITDA divided by the amount equal to the average total assets less average non-interest-bearing current liabilities for the period. We believe return on capital employed is a useful method for measuring the effectiveness of management’s use of Precision’s capital in the generation of earnings.

Other Financial Information

Loans to Directors and Officers

We (including our subsidiaries) did not have any loans outstanding to our current or nominated directors, executive officers or any of their associates in 2021, or to date in 2022.

We also do not provide financial assistance to our directors to purchase securities under the DSU plan, or to executives or other employees to purchase securities under the stock option plan or any other compensation plan.

Liquidity

We define liquidity as available borrowing capacity under the Senior Credit Facility plus cash, which as of December 31, 2021 was approximately $490 million and $41 million, respectively.

For More Information

You can find financial information about Precision in our audited consolidated financial statements and notes and management’s discussion and analysis (MD&A) for the year ended December 31, 2021. These reports are available on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

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Cautionary Statement about Forward-Looking Information and Statements

We disclose forward-looking information to help current and prospective investors understand our future prospects.

Certain statements contained in this Circular, including statements that contain words such as could, should, can, anticipate, estimate, intend, plan, expect, believe, will, may, continue, project, potential and similar expressions and statements relating to matters that are not historical facts constitute forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, forward-looking information and statements).

Our forward-looking information and statements in this Circular include, but are not limited to, the following:

▪	our outlook on oil and natural gas prices
▪	our expectations about drilling activity in North America and the demand for drilling rigs
▪	our timing to deploy eight Integrated Power & Emissions Monitoring Systems
▪	our debt repayment plans
▪	our capital expenditure plans for 2022
▪	our reduction in G&A expenses anticipated in 2022
▪	our reduction in annualized interest expense for 2022
▪	our recruitment of a female director in 2022, and
▪	our 2022 strategic priorities.

The forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. These include, among other things:

▪	our ability to react to customer spending plans as a result of changes in oil and natural gas prices
▪	the status of current negotiations with our customers and vendors
▪	customer focus on safety performance
▪	existing term contracts are neither renewed or terminated prematurely
▪	continued market demand for Tier 1 rigs
▪	our ability to deliver rigs to customers on a timely basis
▪	the general stability of the economic and political environment in the jurisdictions we operate in, and
▪	the impact of an increase/decrease in capital spending.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

▪	volatility in the price and demand for oil and natural gas
▪	the success in vaccinations for COVID-19 worldwide
▪	fluctuations in the level of oil and natural gas exploration and development activities
▪	fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services
▪	our customers’ inability to obtain adequate credit or financing to support their drilling and production activity
▪	changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage
▪	shortages, delays and interruptions in the delivery of equipment supplies and other key inputs
▪	liquidity of the capital markets to fund customer drilling programs
▪	availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed
▪	the impact of weather and seasonal conditions on operations and facilities
▪	competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services
▪	ability to improve our rig technology to improve drilling efficiency
▪	general political, economic, market or business conditions
▪	the availability of qualified personnel and management
▪	a decline in our safety performance which could result in lower demand for our services
▪

changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas

▪	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate
▪	fluctuations in foreign exchange, interest rates and tax rates, and
▪	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. You can find more information about these and other factors that could affect our business, operations or financial results in our AIF under Risks in Our Business, starting on

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page 30 and in other reports on file with securities regulatory authorities from time to time which you can find in our profile on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All of the forward-looking information and statements made in this Circular are expressly qualified by these cautionary statements. There can be no assurance that actual results or developments that we anticipate will be realized. We caution you not to place undue reliance on forward-looking information and statements. The forward-looking information and statements made in this Circular are made as of the date hereof. We will not necessarily update or revise this forward-looking information as a result of new information, future events or otherwise, unless we are required to by securities law.

Additional information about Precision is also available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov), including the following documents:

▪	our audited consolidated financial statements, notes to financial statements and MD&A for the year ended December 31, 2021
▪	our 2021 annual report, which includes the above documents and the auditors’ report
▪	our annual information form for the year ended December 31, 2021, and
▪	any document or pages of any document incorporated by reference in the annual information form.

You can contact us at:

Corporate Secretary Precision Drilling Corporation Suite 800, 525 – 8th Avenue SW Calgary, Alberta, Canada T2P 1G1	Phone: 403.716.4500 Fax: 403.264.0251 Email: corporatesecretary@precisiondrilling.com

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APPENDIX A – BOARD OF DIRECTORS CHARTER

PURPOSE

The Board of Directors (the “Board of Directors”) of Precision Drilling Corporation (the “Corporation”) is responsible for the stewardship of the business and affairs of the Corporation. The Board of Directors discharges its responsibility by providing direction to management of the Corporation (“Management”) and overseeing that all major issues affecting the business and affairs of the Corporation are given proper consideration.

BOARD RESPONSIBILITIES

The Board of Directors shall:

Strategy and Budget

▪

be responsible for the strategic direction of Precision, taking into account, among other things, the opportunities and risks of the business. The strategic plan is reviewed and adopted on an annual basis at a special meeting of the Board of Directors and Management;

▪	approve all significant transactions involving Precision, including all banking relationships and key borrowing and financing decisions;
▪	approve the annual business plan of Precision and its annual operating and capital budgets;
▪

approve, as recommended by the audit committee of the Board (The “Audit Committee”) requests from Management for (a) any additional unbudgeted capital and (b) any replenishment of the Chief Executive Officer’s (“CEO”) and/or Chair of the Board’s capital approval authority under the Corporation’s Corporate Policy No. 2 – Authority Levels; and

▪	approve all amendments or departures proposed by Management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

 Senior Management

▪

appoint the CEO and, on the recommendation of the Human Resources and Compensation Committee of the Board of Directors (the “HRCC”), appoint or confirm the other senior executive officers of the Corporation;

▪

approve the corporate goals and objectives, and review the performance against these goals and objectives, for the CEO and the senior executive officers who report directly to the CEO, as recommended by the HRCC;

▪

approve the compensation of the CEO and the senior executive officers who report directly to the CEO, as recommended by HRCC (with respect to the compensation of the CEO, such compensation will be determined and approved by the independent directors of the Board of Directors only); and

▪	review the Corporation’s succession plan for key positions at least annually and receive reports from the HRCC on key succession issues from time to time.

Health, Safety, Social and Environment

▪	oversee the Corporation’s Global Quality Health, Safety and Environmental Management System;
▪	receive periodic reports from the Corporation’s Safety and Corporate Responsibility Council;
▪	oversee the Corporation’s approach, planning, performance and reporting on social responsibility and sustainability; and
▪	monitor regulatory regimes, trends and issues related to environmental and occupational health and safety matters and assess any related risks and external stakeholder issues.

Financial Reporting and Risk Management

▪

be responsible for the integrity of the Corporation’s internal controls and management information systems and receive regular reports from the Audit Committee. The Audit Committee is responsible for reviewing internal controls over accounting and financial reporting systems, receiving quarterly financial presentations from Management and meeting separately with, and receiving direct reports from, the internal and external auditors of the Corporation and reporting to the Board of Directors on such matters;

▪

approve the annual audited consolidated financial statements and the interim unaudited consolidated financial statements of the Corporation. The Board of Directors may at any time and from time-to-time delegate approval of interim unaudited consolidated financial statements to the Audit Committee;

▪

approve and recommend to the Shareholders of the Corporation (the “Shareholders”), the appointment/re-appointment of the external auditor, as recommended to the Board of Directors by the Audit Committee;

▪

ensure that Management identifies the principal risks of the Corporation’s business, including risks related to environmental, social and governance matters, and ensure the implementation of systems to manage these risks. The Board of Directors shall consider such risks and discuss the management of such risks on a regular basis, with the assistance of Management, who report to the Board of Directors on the risks of the Corporation’s business, and through its committees who have specific oversight over areas of risk on behalf of the Board of Directors;

▪	receive reports from Management quarterly on environmental and occupational health and safety matters, significant litigation matters and compliance matters;

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▪	consider appropriate measures it may take if the performance of the Corporation falls short of its goals or as other circumstances warrant; and
▪

oversee the accurate reporting of the financial performance of the Corporation to the Shareholders and the investment community and ensure that the financial results of the Corporation are reported fairly and in accordance with applicable international financing reporting standards. The Board of Directors requires that the Corporation make accurate, timely and effective communication of all material information to Shareholders and the investment community.

Ethics, Disclosure and Corporate Conduct

▪

be responsible, to the extent feasible, for satisfying itself of the integrity of the CEO and the other senior executive officers appointed by the Board of Directors and ensuring that such individuals create a culture of integrity throughout the organization;

▪

ensure the Corporation meets its continuous disclosure and public reporting obligations. The Board of Directors currently delegates this ongoing reporting responsibility to Management and ensures an appropriate Disclosure Policy is in place. Issues arising from the Disclosure Policy are dealt with by a committee of senior executive officers of the Corporation consisting of the Chief Financial Officer and the General Counsel, and such others as may be determined by them from time to time;

▪	approve material disclosure including the Corporation’s Annual Information Form, Annual Report and annual Management Information Circular;
▪

be responsible for approving a Code of Business Conduct and Ethics (the “Code”) applicable to the Corporation’s directors, officers, employees, contractors and consultants, and approve any waivers from the Code by any officer or director of the Corporation; and

▪	through regular Management reports, monitor compliance with the Code and review a summary of complaints received by the Ethics Hotline.

Delegation

▪

establish the following permanent committees to assist it with the discharge of its duties: the Audit Committee, the Corporate Governance, Nominating and Risk Committee of the Board of Directors (the “CGNRC”) and the HRCC. The Board of Directors may also appoint ad hoc or special committees of the Board of Directors as it may determine from time to time. The Board of Directors will review and consider the reports and recommendations of its committees;

▪	retain its oversight function for all delegated responsibilities. As permitted by applicable law, the Board of Directors may from time-to-time delegate certain of its responsibilities to Management;
▪	the Board of Directors is responsible for the appointment and removal of members and chairs of its committees;
▪

establish, through its CGNRC, the Corporation’s approach to corporate governance, including oversight of governance of the Corporation’s subsidiaries and affiliates, oversight of processes for general management of risk and reporting to the Board of Directors on all matters relating to the governance of the Corporation;

▪	review, by receiving the report of the CGNRC, the effectiveness of the Board of Directors, its committees and individual directors annually; and
▪	review on an annual basis and approve, upon recommendation by the CGNRC, any amendments to the Charters and chair position descriptions of each of its committees.

Board Process/Effectiveness

▪	review and approve, on recommendation from the CGNRC, the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director of the Corporation;
▪	approve policies designed to ensure that the Corporation operates at all times within applicable laws and regulations and to monitor compliance with all such policies; and
▪

adhere to all other Board of Directors responsibilities as set forth in the Corporation's by-laws, articles, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc.

Structure and Authority

 Composition

▪

The composition of the Board of Directors, including the qualifications of each director, will comply with all requirements of the Business Corporations Act (Alberta), the articles and by-laws of the Corporation, applicable securities legislation and the rules of any stock exchange upon which the securities of the Corporation are listed for trading;

▪

A majority of the Board of Directors will be comprised of directors who must be determined to be “independent” as defined in applicable securities laws and the rules or guidelines of any stock exchange upon which the securities of the Corporation are listed for trading; and

▪

The directors, in exercising the powers and authority conferred upon them, will act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director will not be liable in carrying out his or her duties except in cases where the director fails to act honestly and in good faith with a view to the best interests of the Corporation or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

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Election, Appointment and Replacement

▪

The CGNRC will recommend to the Board of Directors candidates for nomination as directors. The Board of Directors approves the final choice of candidates to be submitted to Shareholders and voted upon in accordance with the Corporation’s majority voting policy on the election of directors.

▪

The Board of Directors will appoint the Chair of the Board from among the Corporation’s directors. The term of each director will expire at the close of the next Annual Meeting of Shareholders (“Annual Meeting of Shareholders”) or when a successor is duly elected or appointed.

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If it becomes necessary to appoint a new director to fill a vacancy on the Board of Directors or to complement the existing Board of Directors, the Board of Directors will, under the leadership of the CGNRC, consider a wide base of potential candidates and assess the qualifications of proposed new directors against a range of criteria, including background experience, professional skills, personal qualities, gender, ethnicity, age, sexual orientation, stakeholder perspectives, geographic backgrounds, the potential for the candidate’s skills to augment the existing Board of Directors and the candidate’s availability to commit to the Board of Directors’ activities.

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The Board of Directors may, between Annual Meetings of Shareholders, appoint one or more additional directors for a term to expire at the close of the next Annual Meeting of Shareholders, provided that the number of additional directors so appointed will not exceed one-third of the number of directors who held office at the immediately preceding Annual Meeting of Shareholders.

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Directors must have an appropriate mix of skills, knowledge and experience in business and a history of achievements. Directors are required to commit the requisite time for all of the Board of Directors’ business and activities and will demonstrate integrity, accountability and informed judgement.

 Meetings and Quorum

▪	A majority of Directors present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other shall constitute a quorum.
▪	The Board of Directors will not transact business at a meeting of the Board of Directors unless a quorum is present.
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The Board of Directors meets at least quarterly and as many additional times as needed to carry out its duties effectively. At each regularly scheduled meeting, the Board of Directors meets in in-camera sessions, without Management present and as a group of only the independent directors. The Board of Directors also meets with any internal personnel or outside advisors as needed or appropriate to discharge its responsibilities, in open or closed sessions as appropriate.

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Each director is expected to attend all regularly scheduled meetings in person. To prepare for meetings, directors are expected to review the materials that are sent to them in advance of such meetings.

Review of Charters and Position Descriptions

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The Board of Directors shall review and assess the adequacy of all Board of Directors and committee charters and all CEO and chair position descriptions at least annually and consider and adopt changes as appropriate.

Engagement

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The Board of Directors has adopted a Shareholder Communication Policy to express its commitment to communicate openly with Shareholders and other interested parties. To communicate with the Board of Directors and with the independent members of the Board of Directors contact the Corporate Secretary at the offices of Precision Drilling Corporation, 800, 525 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1, by telephone at 403.716.4500, facsimile at 403.264.0251 or email at CorporateSecretary@precisiondrilling.com.

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All communications received will be reviewed and delivered as requested, or if an individual member of the Board of Directors is not specified by the communication, to the appropriate member at the Corporate Secretary’s discretion. The process for communication with the Corporate Secretary is also posted on the Corporation’s website at www.precisiondrilling.com.

Approved effective July 31, 2021

2022 Management Information Circular	102

APPENDIX B – ABOUT DSUs

About DSUs

Form of award	Notional share-based awards (granted in accordance with the 2021 DSU plan, the 2012 DSU plan and our old DSU plan is potentially dilutive)
Who participates	Non-management directors
Purpose	Granted annually, as part of retainer, to promote greater alignment of interests between directors and shareholders, and to help directors meet our share ownership guidelines
Vesting

▪ Vest when granted

▪ Units earn dividend equivalents at the same rate as dividends paid on Precision shares (dividend equivalents are notionally reinvested as additional units). In February 2016, we suspended our dividend as a result of a restricted payments basket limitation in our note indentures

Payout	Settled in cash, in respect of DSUs outstanding under the 2012 DSU plan, cash or shares after the director retires or in the event of death
Assignment	Cannot be assigned

DSUs are allocated quarterly to a notional account for each director based on the amount of compensation he or she has chosen to receive in DSUs. The equity retainer is paid quarterly, using the weighted average closing price of Precision shares on the NYSE for the five trading days before the payment date (generally the last business day of each quarter) to calculate the number of DSUs. Each notional account is credited with additional DSUs as dividend equivalents for corresponding dividends paid on Precision shares. No dividends were paid in 2021.

DSUs vest immediately and can only be redeemed for cash or, in respect of DSUs outstanding under the 2012 DSU plan, cash or Precision shares (at our sole discretion, as long as there is a public market for Precision shares) when a director retires from the Board. We calculate the cash amount by multiplying the number of DSUs by the weighted average closing price of Precision shares on the NYSE for the five trading days prior to the payout date, and then deduct any withholding taxes. Shares are either purchased on the open market by an independent broker using cash that would otherwise have been paid to the director (after deducting any withholding taxes) or issued by us from treasury at a subscription price per share equal to the fair market value of Precision shares.

Directors can receive their payment any time up until December 15 of the year following their retirement, as long as, for DSUs outstanding under the 2012 DSU plan, the date does not fall within a blackout period. Payment can be a lump sum or in two payments. If a director has not specified a redemption date, their DSUs issued will be redeemed on one date, six months after their retirement date.

DSUs cannot be transferred or assigned to another person, other than certain rights that pass to a director’s beneficiary or estate upon death according to the terms of the plan.

If a director also becomes an employee of Precision or an affiliate, he or she can no longer participate in the DSU plan as of that date but can participate again when employment ends.

The CGNRC and the Board review the DSU plan periodically to ensure it remains competitive and continues to meet our business objectives.

Granting DSUs

The total number of Precision shares available for issue from treasury to directors under the 2012 DSU plan is limited to:

▪	a maximum of 50,000 shares from treasury, and the Board has the discretion to purchase shares on the open market or settle in cash for all 2012 DSUs
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not more than 10% of the total issued and outstanding Precision shares to insiders, in any single year, when combined with Precision shares that may be issued to insiders under all other compensation arrangements that allow Precision shares to be issued from treasury, and

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not more than 10% of the total issued and outstanding Precision shares issued to insiders, at any time, when combined with Precision shares that may be issued to insiders under all other compensation arrangements that allow Precision shares to be issued from treasury.

Directors received DSUs under the old plan until the end of 2011 and the plan remains in place until all outstanding DSUs under the old plan have been redeemed.

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2022 Management Information Circular	103

Precision DRILLING Virtual only meeting via live audio webcast online at https://web.lumiagm.com/456874580 Precision Drilling Corporation suite 800, 525 - 8th Avenue SW Calgary, Alberta, Canada T2P IGI Phone: 403.716.4500 Email: info@precisiondfilling.com www.precisiondrilling.com